

Annual Report

2025

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Filed by a Party other than the Registrant	☐

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☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to § 240.14a-12

Tenable Holdings, Inc.

(Name of Registrant as Specified In Its Charter)

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Our values unite us

We believe every business has the right to pursue its ambitions free from security worry. This is why we dedicate ourselves to isolating and eradicating the cyber exposures that hold organizations back.

Core values



One Tenable
We work together and we win together. We are all part of one Tenable team — employees, customers, partners and other stakeholders.



Deliver results
We set high goals, take bold risks, measure honestly and deliver results that exceed expectations.



We care
We are committed to our work, our customers, our colleagues and our communities. We speak candidly and always do the right thing.



What we do matters
The work we do makes a difference in this world.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS



WHEN	WHERE	RECORD DATE
Wednesday, May 13, 2026 1:00 pm Eastern Time	Via Webcast https://www.proxydocs.com/TENB	March 17, 2026 Only stockholders of record at the close of business on that date may vote at the Annual Meeting or any adjournment thereof.

ITEMS OF BUSINESS	BOARD VOTING RECOMMENDATION	PAGE REFERENCE
Electing the Board of Directors' nominees, John C. Huffard, Jr., A. Brooke Seawell, and Raymond Vicks, Jr., to the Board of Directors to hold office until the 2029 Annual Meeting of Stockholders.	⊘ **FOR** each director nominee	18
Ratifying the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2026.	⊘ **FOR**	37
Approving, on a non-binding advisory basis, the compensation of the Company's Named Executive Officers as disclosed in this proxy statement.	⊘ **FOR**	39
Indicating, on a non-binding advisory basis, the preferred frequency of future stockholder advisory votes on the compensation of the Company's Named Executive Officers.	⊘ **ONE YEAR**	40

Conducting any other business properly brought before the Annual Meeting, including any adjournments or postponements of the meeting.

Each of these items of business is more fully described in the proxy statement accompanying this notice.

Important Notice Regarding the Availability of Proxy Materials for the Virtual Stockholders' Meeting to Be Held on Wednesday, May 13, 2026 at 1:00 p.m. Eastern Time.

The proxy statement and annual report to shareholders
are available at https://www.proxydocs.com/TENB.

By Order of the Board of Directors,

Michelle VonderHaar

Michelle VonderHaar
Chief Legal Officer and Corporate Secretary

Columbia, MD
April 2, 2026

You are cordially invited to attend the virtual annual meeting. Whether or not you expect to attend the meeting, please vote over the telephone or the Internet as instructed in these materials as promptly as possible in order to ensure your representation at the meeting. Even if you have voted by proxy, you may still vote online if you attend the virtual annual meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding performance, events, developments or achievements that we expect or anticipate will occur in the future, including statements expressing our general views about future operating results and our corporate social responsibility and diversity and inclusion progress, plans and goals, are forward-looking statements. The inclusion of environmental, diversity and social-related statements is not an indication that these are material to investors or required to be disclosed in our filings with the SEC. In addition, such statements may be based on standards for measuring progress that are still developing, processes that continue to evolve and assumptions that are subject to change in the future.

Forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in Item 1A, Risk Factors, in our Annual Report on Form 10-K for the year ended December 31, 2025 and those set forth in our future filings with the SEC. We disclaim and do not undertake any obligation to update, revise, or withdraw any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law or regulation.

To Our Stockholders,

Fiscal 2025 was a year of significant change and display of resilience in our company. We began the year coping with the tragic passing of our beloved Chief Executive Officer Amit Yoran, and since that time adopted a Co-Chief Executive Officer structure to lead the company, and made significant additions to our executive team with a new Chief Product Officer, Chief Financial Officer, Chief Technology Officer, and Chief Revenue Officer. Since our inception, and specifically through this transition, our mission from day one has been clear and consistent: empower organizations to understand and reduce their cybersecurity risk. We have stayed focused on this mission and as a result we had approximately $1 billion in revenue in 2025 and have received recognition across major industry analysts for our exposure management platform.

This focus and mandate is particularly important as the industry has been shifting away from reactive detection and response toward a preemptive security approach, and we are leading this transformation with our exposure management platform, Tenable One. That mission has become more critical—and more complex—than ever before. The rapid adoption of AI and LLMs has dramatically reshaped the threat landscape, creating an "invisible" attack surface that most organizations are not yet equipped to manage. We have positioned Tenable One as the essential platform for this new reality. Our customers and partners are no longer just looking to find vulnerabilities; they are looking to anticipate attacks and reduce risk before it becomes a crisis.

Our commitment to our customers and partners

We aim to be in lockstep with our customers, ensuring we address their most pressing cybersecurity challenges: securing the cloud, managing the convergence of IT and OT, and securing the AI attack surface.

In 2025, we continued to see a significant shift in how our customers are wanting to consume security. They are moving away from fragmented, siloed solutions and consolidating on Tenable One, our exposure management platform. This platform approach is designed to allow them to unify visibility, insight, and action across their entire environment. As a result of this transition, we exited the year with Tenable One representing a record 46% of our new business.

We also moved quickly to address the risks associated with Generative AI. Through the launch of Tenable AI Exposure, we now empower organizations to discover and secure AI usage across their enterprise, providing a complete view of where AI operates and where exposure is created. We are proud to be recognized as a leader in this space, helping our customers navigate the AI era with confidence.

Our commitment to our employees

As a company, we believe that when we work together, we win together. 2025 was a year of strategic evolution for our leadership and our team. Our Co-Chief Executive Officer structure has allowed us to effectively balance operational rigor with strategic expansion. We also welcomed key leaders to our executive team, including Eric Doerr as Chief Product Officer, Matthew Brown as Chief Financial Officer, Vlad Korsunsky as Chief Technology Officer, and Dino DiMarino as Chief Revenue Officer, to help drive our next phase of growth and innovation.

To maintain our leadership position, we must remain agile. In 2025, we invested heavily in innovation, specifically in Tenable One and AI security. Our employees are dedicated to focusing on the initiatives that deliver impact and value to our customers. We remain committed to supporting our team with the tools, benefits, and culture they need to excel in a fast-paced industry.

Our commitment to our stockholders

Our stockholders play a vital role in our success, and we remain committed to fostering strong, transparent relationships. We are proud of our disciplined approach to balanced growth, which has allowed us to drive significant margin expansion even as we invest in critical areas like AI and cloud security.

In 2025, we achieved significant financial milestones:

- Calculated Current Billings (CCB): $1.049 billion, surpassing the $1 billion milestone for the first time.
- Revenue: $999.4 million, an 11% increase year-over-year
- Non-GAAP Operating Margin: 21.9%, an expansion of 140 basis points year-over-year.
- Unlevered Free Cash Flow: $277.0 million, a 16.5% increase year-over-year.

We are also committed to returning capital to our shareholders. As of December 31, 2025, we have repurchased 10.6 million shares for approximately $362 million, and we have increased our repurchase authorization to accelerate this program, reflecting our confidence in Tenable's long-term value.

Our commitment to corporate social responsibility

We take pride in the communities where we live and work. As we scale, we continue to prioritize environmental stewardship and the cultivation of an inclusive culture. Our work in securing critical infrastructure and AI—from national electric grids to educational consortiums—ensures that the essential services our society relies on remain safe and operational. We recognize that building a safer digital world goes hand-in-hand with building a sustainable and inclusive future for all.

Conclusion

While 2025 was a year of change, it was also a year of validation. The market has embraced exposure management, and Tenable is leading the way with approximately $1 billion in revenue, a customer base with over 40,000 customers and an industry leading platform. As we look to the remainder of 2026 and beyond, we believe we are setting the foundation for accelerating growth, driven by the continued adoption of Tenable One and the vast opportunities in AI security.

We are energized by the opportunities ahead and look forward to keeping our stakeholders informed as we reach new heights.

Sincerely,

Stephen Vintz
Co-Chief Executive Officer

Mark Thurmond
Co-Chief Executive Officer

Refer to the Appendix for reconciliations of non-GAAP measures to comparable GAAP measures.

Business Overview - 2025 Highlights

We are a leading provider of exposure management solutions. Exposure management is an increasingly critical category that extends foundational vulnerability management capabilities to advance risk assessment and prioritization across the entire attack surface - from IT infrastructure and cloud environments to critical infrastructure and artificial intelligence ("AI"). Tenable unifies security visibility, insight and action across this attack surface, equipping modern organizations to quickly identify and close the cybersecurity gaps that erode business value, reputation and trust.

Our 2025 business and financial highlights were as follows:

- Acquired Vulcan Cyber Ltd. ("Vulcan"), an innovator in cyber risk management, and Apex Security, Inc. ("Apex"), an innovator in securing the rapidly expanding AI attack surface.

- Launched Tenable Patch Management, an autonomous patch management solution built to quickly and effectively close vulnerability exposures.

- Released Identity 360 and Exposure Center, two capabilities designed to help organizations pinpoint identity risks and take swift, targeted action to prevent identity-based attacks.

- Achieved FedRAMP moderate authorization of Tenable One and Tenable Cloud Security.

- Launched Tenable One connectors and advanced risk dashboard, designed to seamlessly combine data from third-party security tools with our native sensor data for a comprehensive and actionable view of organizational risk.

- Launched Tenable AI Exposure, a comprehensive solution designed to see, manage and control the risks identified by generative and agentic AI.

- Released the next evolution of industry-leading Tenable Vulnerability Priority Rating (VPR), sharpening precision and enabling organizations to focus on risks that pose the greatest threat.

- Published the 2025 Cloud AI Risk Report, which examined the state of security risks in cloud AI development tools and frameworks and in AI services offered by the three major cloud providers and the 2025 Cloud Security Risk Report, which delivered in-depth, real-world insights into the most pressing security challenges organizations face.

- Awarded numerous industry and partner recognitions including: named a "Major Player" in IDC's inaugural MarketScape report for Cloud-Native Application Platforms (CNAPP); awarded two AI-powered security awards from the 2025 Globee Awards and 2025 Cyber Excellence Awards; ranked first in device vulnerability management market share for the seventh consecutive year by IDC; awarded a coveted five star rating for the Tenable Assure Partner Program by CRN and recognized as one of the top performers in cloud security in the 2025 CRN Annual Report Card Awards; named a "Leader" in both Worldwide Vulnerability and Exposure Management by IDC and Unified Vulnerability Management by Forrester; named a Leader in the 2025 Gartner® Magic Quadrant™ for Exposure Assessment Platforms and named a Customers' Choice in the 2025 Gartner® Peer Insights™ Voice of the Customer for Cloud-Native Application Protection Platforms; and named as the company to beat for AI-Powered Exposure Assessment (EAP) in the 2025 Gartner® AI-Powered Exposure Assessment.

- S&P upgraded our credit rating to BB from B- in November 2025.

- Announced that our Board of Directors approved the repurchase of up to an additional $250 million of our common stock, increasing our stock repurchase program to $550 million in the aggregate.

- Appointed key leaders to our executive team, including, veteran technology leader Eric Doerr as Chief Product Officer, industry veteran Matthew Brown as Chief Financial Officer, and Microsoft cloud and AI security veteran Vlad Korsunsky as Chief Technology Officer.

- Revenue was $999.4 million, an 11% increase year-over-year.
- Calculated current billings was $1.049 billion, an 8% increase year-over-year.
- GAAP loss from operations was $9.2 million, compared to $6.9 million in 2024.
- Non-GAAP income from operations was $219.0 million, compared to $184.1 million in 2024.
- GAAP net loss was $36.1 million, compared to $36.3 million in 2024.
- GAAP net loss per share was $0.30, compared to $0.31 in 2024.
- Non-GAAP net income was $194.4 million, compared to $158.6 million in 2024.
- Non-GAAP diluted earnings per share was $1.59, compared to $1.29 in 2024.
- Cash and cash equivalents and short-term investments were $402.2 million at December 31, 2025, compared to $577.2 million at December 31, 2024.
- Net cash provided by operating activities was $266.8 million, compared to $217.5 million in 2024.
- Unlevered free cash flow was $277.0 million, compared to $237.8 million in 2024.
- Repurchased 7.9 million shares of our common stock for $247.5 million.

Refer to the Appendix for reconciliations of non-GAAP measures to comparable GAAP measures.

TENABLE HOLDINGS, INC.

6100 Merriweather Drive, 12th Floor

Columbia, Maryland 21044

PROXY STATEMENT

FOR THE 2026 ANNUAL MEETING OF STOCKHOLDERS

May 13, 2026

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why did I receive a notice regarding the availability of proxy materials on the Internet?

Pursuant to rules adopted by the Securities and Exchange Commission (the "SEC" or the "Commission"), we have elected to provide access to our proxy materials over the Internet. Accordingly, we have sent you a Notice of Internet Availability of Proxy Materials (the "Notice") because the Board of Directors (the "Board of Directors" or the "Board") of Tenable Holdings, Inc. (sometimes referred to as the "Company" or "Tenable") is soliciting your proxy to vote at the 2026 Annual Meeting of Stockholders (the "Annual Meeting"), including at any adjournments or postponements of the meeting. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice.

We intend to mail the Notice on or about April 2, 2026 to all stockholders of record entitled to vote at the Annual Meeting.

Will I receive any other proxy materials by mail?

We may, at our discretion, elect to send you a proxy card. We may also send you a second Notice on or after April 14, 2026.

How do I attend the Annual Meeting?

The Annual Meeting will be a virtual stockholder meeting through which you can listen to the meeting and vote online. The Annual Meeting can be accessed by visiting https://www.proxydocs.com/TENB and entering your control number which is included in the proxy materials mailed to you. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Annual Meeting. We recommend that you log in a few minutes before the Annual Meeting to ensure that you are logged in when the meeting starts. Online check-in will begin at approximately 12:45 p.m. Eastern Time. Information on how to vote online during the Annual Meeting is discussed below.

Stockholders attending the virtual meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting; however, any questions will need to be submitted in advance of the meeting. In accordance with the rules of conduct, we ask that you limit your submission to one brief question or comment prior to the meeting that is relevant to the Annual Meeting or our business and that such remarks are respectful of your fellow stockholders and meeting participants.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on March 17, 2026 (the "Record Date") will be entitled to vote at the Annual Meeting. On the Record Date, there were 114,530,327 shares of the Company's common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on March 17, 2026 your shares were registered directly in your name with Tenable's transfer agent, Fidelity Stock Transfer Solutions LLC, then you are a stockholder of record with respect to those shares and the Notice was sent directly to you by the Company. As a stockholder of record, you may vote online during the meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy using a proxy card that you may request or that we may elect to deliver at a later time or vote by proxy over the telephone or Internet as instructed below to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on March 17, 2026 your shares were held, not in your name, but rather in an account at a brokerage firm, bank or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares in your account. You will receive instructions from the organization that you must follow in order to submit your voting instructions and have your shares voted at the Annual Meeting. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares online during the Annual Meeting unless you request and obtain a valid proxy from the organization.

What am I voting on?

There are four matters scheduled for a vote:

- Election of three directors (Proposal 1);
- Ratification of selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as independent registered public accounting firm of the Company for the year ending December 31, 2026 (Proposal 2);
- Advisory approval, on a non-binding basis, of the compensation of our Named Executive Officers as disclosed in this proxy statement (Proposal 3); and
- Advisory indication of the preferred frequency of future stockholder advisory votes on the compensation of our Named Executive Officers (Proposal 4).

What if another matter is properly brought before the meeting?

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with their best judgment.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may "Withhold" your vote for any nominee you specify. For Proposals 2 and 3, you may vote "For" or "Against" or "Abstain" from voting. With regard to your advisory vote on how frequently we should solicit stockholder approval of Named Executive Officer compensation, you may vote for any of the following: "One Year", "Two Years" or "Three Years", or you may "Abstain" from voting on that matter.

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote online during the Annual Meeting, vote by proxy using a proxy card that you may request or that we may elect to deliver at a later time, vote by proxy over the telephone or vote by proxy through the Internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote online during the meeting even if you have already voted by proxy.

- To vote online during the meeting, access the Annual Meeting by visiting www.proxypush.com/TENB and entering your control number which is included in the proxy materials mailed to you. Please have your Notice in hand when you access the website and follow the instructions.

- To vote using the proxy card, simply complete, sign and date the proxy card that may be delivered and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

- To vote over the telephone, dial toll-free 866-230-6244 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the control number from the Notice. To ensure your vote is counted, your telephone vote must be received either prior to the start of the meeting or, if you are attending the meeting, before the polls close during the meeting.

- To vote through the Internet, go to www.proxypush.com/TENB to complete an electronic proxy card. You will be asked to provide the control number from the Notice. To ensure your vote is counted, your Internet vote must be received either prior to the start of the meeting or, if you are attending the meeting, before the polls close during the meeting.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a Notice containing voting instructions from that organization rather than from Tenable. Simply follow the voting instructions in the Notice to ensure that your vote is counted. To vote online during the Annual Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact that organization to request a proxy form.

> **Internet proxy voting will be provided to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.**

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of March 17, 2026.

If I am a stockholder of record and I do not vote, or if I return a proxy card or otherwise vote without giving specific voting instructions, what happens?

If you are a stockholder of record and do not vote by completing your proxy card, by telephone, through the Internet or online during the Annual Meeting, your shares will not be voted.

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable, "For" the election of all nominees for director, "For" the ratification of Ernst & Young LLP as independent auditors for the year ending December 31, 2026, "For" the approval of, on a non-binding advisory basis, the compensation of our Named Executive Officers, and for "One Year" as the preferred frequency of advisory votes to approve Named Executive Officer compensation. If any other matter is properly presented at the meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

If I am a beneficial owner of shares held in street name and I do not provide my broker or bank with voting instructions, what happens?

If you are a beneficial owner of shares held in street name and you do not instruct your broker, bank or other agent how to vote your shares, your broker, bank or other agent may still be able to vote your shares in its discretion. In this regard, brokers, banks and other securities intermediaries may use their discretion to vote your "uninstructed" shares with respect to matters considered to be "routine" under applicable rules, but not with respect to "non-routine" matters. Proposals 1, 3 and 4 are considered to be "non-routine" under applicable rules, meaning that your broker may not vote your shares on those proposals in the absence of your voting instructions. However, Proposal 2 is considered to be "routine" under applicable rules, meaning that if you do not return voting instructions to your broker by its deadline, your shares may be voted by your broker in its discretion on Proposal 2.

If you are a beneficial owner of shares held in street name, in order to ensure your shares are voted in the way you would prefer, you must provide voting instructions to your broker, bank or other agent by the deadline provided in the materials you receive from your broker, bank or other agent.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the Notice to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Stockholder of Record: Shares Registered in Your Name

Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.

- You may grant a subsequent proxy by telephone or through the Internet.

- You may send a timely written notice that you are revoking your proxy to Tenable Holdings, Inc., Attention: Corporate Secretary at 6100 Merriweather Drive, 12th Floor, Columbia, Maryland 21044.

- You may attend the Annual Meeting and vote online. Simply attending the Annual Meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or Internet proxy is the one that is counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by your broker, bank or other agent.

When are stockholder proposals and director nominations due for next year's Annual Meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 3, 2026, to our Corporate Secretary c/o Tenable Holdings, Inc., 6100 Merriweather Drive, 12th Floor, Columbia, Maryland 21044. If you wish to nominate an individual for election at, or bring business other than through a stockholder proposal before, the 2027 Annual Meeting of Stockholders, you must deliver your notice to our Corporate Secretary at the address above between January 13, 2027 and February 12, 2027. Your notice to the Corporate Secretary must set forth information specified in our Second Amended and Restated Bylaws (the "Bylaws"), including your name and address and the class and number of shares of our stock that you beneficially own. In addition to satisfying the foregoing requirements under Tenable's Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Tenable's nominees must provide notice that sets forth the information required by Rule 14a-19(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In the event we hold the 2027 Annual Meeting of Stockholders more than 30 days before or more than 30 days after the one-year anniversary of the 2026 Annual Meeting of Stockholders, then, for notice by the stockholder to be timely, it must be received by the Secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting, or the 10th day following the day on which public announcement of the date of such annual meeting is first made.

If you propose to bring business before an annual meeting of stockholders other than a director nomination, your notice must also include, as to each matter proposed, the following: (1) a brief description of the business desired to be brought before such annual meeting, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event

that such business includes a proposal to amend the Bylaws, the language of the proposed amendment), (3) the reasons for conducting that business at the annual meeting, and (4) any material interest you have in that business. If you propose to nominate an individual for election as a director, your notice must also include, as to each person you propose to nominate for election as a director, the following: (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the class and number of shares of our stock that are owned of record and beneficially owned by the person, (4) the date or dates on which the shares were acquired and the investment intent of the acquisition; (5) a questionnaire with respect to the background, qualifications, stock ownership and independence of the person and a written representation or agreement that the person is not and will not become a party to any voting commitment, and (6) any other information concerning the person as would be required to be disclosed in a proxy statement soliciting proxies for the election of that person as a director in an election contest (even if an election contest is not involved and whether or not proxies are being or will be solicited), or that is otherwise required to be disclosed or provided to the Company pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated under the Exchange Act, including the person's written consent to being named in a proxy statement, associated proxy card and other filings as a nominee and to serving as a director if elected. We may require any proposed nominee to furnish other information as we may reasonably require to determine the eligibility of the proposed nominee to serve as an independent director or that could be material to a reasonable stockholder's understanding of the independence, or lack of independence, of the proposed nominee.

For more information, and more detailed requirements about advance notice of stockholder proposals and director nominations, please refer to our Second Amended and Restated Bylaws, filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 001-38600), filed with the SEC on November 15, 2023.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count, for Proposal 1, the proposal to elect directors, votes "For," "Withhold" and broker non-votes (described below); for Proposal 2, the proposal to ratify our independent auditors, votes "For," "Against" and "Abstain"; for Proposal 3, the proposal to approve, on a non-binding advisory basis, the compensation of our Named Executive Officers, "For," "Against," and "Abstain," and broker non-votes; and for Proposal 4, the proposal regarding the frequency of future stockholder advisory votes to approve the compensation of our Named Executive Officers, votes for frequencies of "One Year," "Two Years," "Three Years," "Abstain," and broker non-votes. If you "Abstain," it will be counted towards the vote total for Proposals 2, 3 and 4. For Proposals 2 and 3, it will have the same effect as "Against" votes, and for Proposal 4, it will have the same effect as votes against each of the proposed voting frequencies. Broker non-votes on Proposals 1, 3 and 4 will have no effect and will not be counted toward the vote total for those proposals. We do not expect broker non-votes on Proposal 2.

What are "broker non-votes"?

A "broker non-vote" occurs when your broker submits a proxy for the meeting with respect to "routine" matters but does not vote on "non-routine" matters because you did not provide voting instructions on such "non-routine" matters. These un-voted shares with respect to the "non-routine matters" are counted as "broker non-votes." Proposals 1, 3 and 4 are considered to be "non-routine" under applicable rules, and we therefore expect broker non-votes on these proposals. However, as Proposal 2 is considered "routine" under applicable rules, we do not expect broker non-votes on this proposal.

As a reminder, if you are a beneficial owner of shares held in street name, in order to ensure your shares are voted in the way you would prefer, you must provide voting instructions to your broker, bank or other agent by the deadline provided in the materials you receive from your broker, bank or other agent.

How many votes are needed to approve each proposal?

For Proposal 1, the election of directors, the three nominees receiving the most "For" votes from the holders of shares present online at the meeting or represented by proxy and entitled to vote on the election of directors will be elected. Only votes "For" will affect the outcome. Broker non-votes will have no effect.

To be approved, Proposal 2, ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for 2026, must receive "For" votes from the holders of a majority of shares present online at the meeting or represented by proxy and entitled to vote on the matter. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Since brokers have the authority to vote on your behalf with respect to Proposal 2, we do not expect broker non-votes on this proposal.

For Proposal 3, advisory approval of the compensation of our Named Executive Officers will be considered to be approved if it receives "For" votes from the holders of a majority of the shares present online at the meeting or represented by proxy and entitled to vote thereon to be approved. If you "Abstain" from voting, it will have the same effect as an "Against" vote on this proposal. Broker non-votes will have no effect.

For Proposal 4, the advisory vote on the frequency of future stockholder advisory votes on Named Executive Officer compensation, the frequency receiving the votes of the holders of a majority of shares present online at the meeting or represented by proxy and entitled to vote on this proposal will be considered the frequency preferred by stockholders. If you "Abstain" from voting, it will have the same effect as an "Against" vote on each of the proposed frequencies. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the voting power of the outstanding shares entitled to vote are present online at the meeting or represented by proxy. On the Record Date, there were 114,530,327 shares outstanding and entitled to vote. Thus, the holders of 57,265,164 shares must be present online at the meeting or represented by proxy at the meeting to have a quorum.

Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chairperson of the meeting or the holders of a majority of shares present online at the meeting or represented by proxy may adjourn the meeting to another date.

Will a list of record stockholders as of the Record Date be available?

Upon request, a list of our record stockholders as of the close of business on the Record Date will be made available to stockholders. In addition, for the ten days ending the day prior to the Annual Meeting, the list will be available upon request for examination by any stockholder of record for a legally valid purpose. To access the list of record stockholders beginning May 3, 2026 and until the Annual Meeting, stockholders should email David Bartholomew, Deputy General Counsel, at dbartholomew@tenable.com.

How do I ask a question at the Annual Meeting?

Only stockholders of record as of March 17, 2026 may submit questions or comments in advance of the virtual stockholders meeting, not during. If you would like to submit a question or comment, you may do so prior to 5:00 p.m. Eastern Time on May 11, 2026 by following the instructions in your registration documents on https://www.proxydocs.com/TENB.

To help ensure that we have a productive and efficient meeting, and in fairness to all stockholders in attendance, you will also find posted our rules of conduct for the Annual Meeting when you log in prior to the start of the Annual Meeting. Our management may group pre-submitted questions by topic with a representative question read aloud and answered. In addition, questions may be ruled out of order if they are, among other things, irrelevant to our business, related to pending or threatened litigation, disorderly, repetitious of statements already made, or in furtherance of the speaker's own personal, political or business interests. Questions will be addressed in the "Question and Answer" portion of the Annual Meeting.

What do I do if I have technical difficulties in connection with the Annual Meeting?

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting login page. Technical support will be available beginning at approximately 12:00 p.m. Eastern Time on May 13, 2026.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a current report on Form 8-K, which we expect to file within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Form 8-K to publish the final results.

PROPOSAL 1
ELECTION OF DIRECTORS

Tenable's Board of Directors is divided into three classes, with each class serving a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director's successor is duly elected and qualified.

The Board of Directors currently consists of ten members. There are three directors in the class whose term of office expires in 2026. Messrs. Huffard, Seawell and Vicks were previously elected by the stockholders, and each of them has been nominated by the Nominating and Corporate Governance Committee for election as Class II directors at this Annual Meeting. If elected at the Annual Meeting, each of these nominees would serve until the 2029 Annual Meeting of Stockholders and until their successor has been duly elected and qualified, or, if sooner, until the director's death, resignation or removal. It is the Company's policy to invite and encourage directors and nominees for director to attend each annual meeting of stockholders. In 2025, all of our then-serving directors attended the Annual Meeting.

Directors are elected by a plurality of the votes of the holders of shares present online at the meeting or represented by proxy and entitled to vote on the election of directors. Accordingly, the three nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for that nominee will instead be voted for the election of a substitute nominee proposed by the Board. Each person nominated for election has agreed to serve if elected. The Company's management has no reason to believe that any nominee will be unable to serve.

The following table lists the skills and experience that our Nominating and Corporate Governance Committee and Board consider important for our directors to have given our current business and future market opportunities and the directors who we believe possess them:

	Coviello	Higgins	Howe	Huffard	Keane	Seawell	Thurmond	Tosheff	Vicks	Vintz
Cybersecurity Experience	✓	✓	✓	✓			✓	✓		✓
Enterprise SaaS Experience	✓	✓	✓	✓		✓	✓	✓		✓
CEO/COO Management Experience	✓	✓		✓	✓		✓			✓
Operations Experience	✓	✓		✓	✓	✓	✓		✓	✓
Business Development Experience	✓	✓	✓	✓			✓		✓	✓
Moving Innovation Through to Commercialization	✓	✓		✓			✓	✓		✓
Relationships with the DoD and/or other Relevant Agencies		✓	✓	✓			✓		✓	✓
Capital Markets Experience	✓				✓	✓			✓	✓
Financial Reporting, Accounting and Internal Controls Experience	✓	✓		✓	✓	✓		✓	✓	✓
Board/Corporate Governance Experience	✓	✓	✓	✓	✓	✓	✓		✓	✓
Human Resources/ Executive Compensation	✓	✓		✓	✓					
Legal and/or Risk Management Experience	✓	✓	✓	✓	✓	✓		✓	✓	✓

CLASS II NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2029 ANNUAL MEETING

The following is a brief biography of each nominee for director and a discussion of the specific experience, qualifications, attributes or skills of each nominee that led the Nominating and Corporate Governance Committee of the Board of Directors to recommend that person as a nominee for director, as of the date of this proxy statement.

The Nominating and Corporate Governance Committee seeks to assemble a board of directors that, as a whole, possesses the appropriate balance of professional and industry knowledge, financial expertise and high-level management experience necessary to oversee and direct the Company's business. To that end, the Committee has identified and evaluated nominees in the broader context of the Board's overall composition, with the goal of recruiting members who complement and strengthen the skills of other members and who also exhibit integrity, collegiality, sound business judgment and other qualities that the Committee views as critical to the effective functioning of the Board. To provide a mix of experience and perspective on the Board, the Committee also takes into account age, skills, talent, expertise, background, differences in viewpoints and such other factors as it deems appropriate, including diversity (including gender, racial, and ethnic diversity). The brief biographies below include information, as of the date of this proxy statement, regarding the specific and particular experience, qualifications, attributes or skills of each director or nominee that led the Committee to believe that that nominee should continue to serve on the Board.



John C. Huffard, Jr., *age 58*

John C. Huffard, Jr. has served as a member of our Board since 2002. Mr. Huffard served as our Chief Operating Officer from May 2018 through December 2019. Prior to that, he served as our President and Chief Operating Officer from November 2008 to May 2018, and he co-founded our company in 2002. Mr. Huffard has also served as a member of the board of directors of Norfolk Southern Corporation since February 2020. Mr. Huffard received a B.S. in Business Administration from Washington and Lee University and an M.B.A. from Babson College. Our Board believes that Mr. Huffard is qualified to serve as a director based on his in-depth knowledge of our company and our products due to his role as our co-founder and subsequent role as our Chief Operating Officer.



A. Brooke Seawell, *age 78*

A. Brooke Seawell has served as a member of our Board since October 2017. Mr. Seawell is a Venture Partner at New Enterprise Associates Inc., a position he has held since January 2005. Mr. Seawell has served on the board of directors of NVIDIA Corporation, an accelerated computing company, since December 1997. He previously served on the board of directors of Eargo, Inc., a medical device company, from September 2020 to December 2022, and Tableau Software, Inc., a business intelligence software company, from November 2011 to August 2019. Mr. Seawell received both a B.A. in Economics and an M.B.A. in Finance from Stanford University. Our Board believes that Mr. Seawell is qualified to serve as a director based on his extensive experience in technology finance and operations, including having served as the chief financial officer of two public companies and his experience as a director of public technology companies.



Raymond Vicks, Jr., *age 66*

Raymond Vicks, Jr. has served as a member of our Board since January 2022. Mr. Vicks has served on the board of directors of Bowman Consulting Group Ltd. since May 2022. Mr. Vicks previously served as Managing Partner at the BMV Group, a position he held from August 2015 until his retirement in 2019. Concurrent with that role, Mr. Vicks also served as the Chief Financial Officer of the HSC Health Care System from 2015 to 2018. Prior to that, Mr. Vicks served in roles of increasing responsibility at PricewaterhouseCoopers LLP from 1995 to 2014, where at the time of his departure, he was a Partner. Mr. Vicks is a Certified Public Accountant and received a B.S. in Accounting from Virginia Tech. Our Board believes that Mr. Vicks is qualified to serve as a director based on his extensive experience in public accounting and management.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH NAMED NOMINEE.

CLASS III DIRECTORS CONTINUING IN OFFICE UNTIL THE 2027 ANNUAL MEETING

Arthur W. Coviello, Jr., age 72



Arthur W. Coviello, Jr. has served as a member of our Board since February 2018, and as the Chairman of our Board since January 2025. Mr. Coviello previously served as our Lead Independent Director from February 2022 to January 2025. Since June 2021, Mr. Coviello has served as Managing Partner of Syn Ventures, a venture capital fund. Mr. Coviello has served on the board of directors of Synchrony Financial ("Synchrony") since November 2015. Mr. Coviello was previously a venture partner at Rally Ventures, LLC, a position he held from May 2015 to July 2022, and previously was on the boards of directors of FireEye/Mandiant, Inc. from December 2020 to October 2022, and Epiphany Technology Acquisition Corp. from November 2020 to January 2023. Mr. Coviello received a B.B.A. with a concentration in Accounting from the University of Massachusetts. Our Board believes that Mr. Coviello is qualified to serve as a director based on his extensive experience in the security industry and management, as well as his experience serving as a director of public technology companies.

George Alexander Tosheff, age 59



George Alexander Tosheff has served as a member of our Board since September 2022. Mr. Tosheff has served as a Venture Partner of Syn Ventures, a venture capital fund, since January 2025. Mr. Tosheff served as Senior Vice President, Chief Security Officer of VMware, Inc. (acquired by Broadcom) from February 2022 to April 2024, following his promotion from Vice President, Chief Security Officer, a position he held since 2014. Mr. Tosheff served as a member of our Customer Advisory Board from 2017 until September 2022. Mr. Tosheff received a B.S. in Physics from California State University. Our Board believes that Mr. Tosheff is qualified to serve as a director based on his extensive cybersecurity expertise and management experience.

Margaret Keane, age 66

Margaret Keane has served as a member of our Board since June 2023. Ms. Keane serves on the board of directors for the Allstate Corporation, an insurance company, a position she has held since April 2018. Ms. Keane is the former Executive Chair of the board of directors of Synchrony, a position she held from April 2021 to April 2023. Ms. Keane was a member of Synchrony's board of directors from 2013 to April 2023. Ms. Keane served as Synchrony's Chief Executive Officer from February 2014 to March 2021 and President from February 2014 to May 2019. She previously served as the Chief Executive Officer and President of the North American retail finance business of the General Electric Company from April 2011 to February 2014. Ms. Keane earned a B.A. in Government and Politics and an M.B.A. from St. John's University. Our Board believes that Ms. Keane is qualified to serve as a director based on her extensive management experience.

CLASS I DIRECTORS CONTINUING IN OFFICE UNTIL THE 2028 ANNUAL MEETING

Stephen A. Vintz, *age 57*



Stephen A. Vintz has served as our Co-Chief Executive Officer since April 2025 and as a member of our Board since May 2025. Mr. Vintz previously served as our interim Co-Chief Executive Officer from December 2024 to April 2025. From October 2014 until the appointment of his successor in August 2025, Mr. Vintz served as our Chief Financial Officer. Before joining Tenable, Mr. Vintz served as Executive Vice President and Chief Financial Officer of Vocus, Inc., a publicly traded public relations software company, from January 2001 to June 2014. Before Vocus, he served as Vice President of Strategic Planning and Analysis at Snyder Communications, Inc. and began his career as an Audit Manager at Ernst & Young LLP. Mr. Vintz received a B.B.A. in Accounting from Loyola University Maryland and is a Certified Public Accountant. Our Board believes that Mr. Vintz is qualified to serve as a director based on his deep institutional knowledge of Tenable and operational experience with technology growth companies, his extensive financial expertise, and his leadership role as our Co-Chief Executive Officer.

Mark Thurmond, *age 56*



Mark Thurmond has served as our Co-Chief Executive Officer since April 2025 and as a member of our Board since May 2025. Previously, Mr. Thurmond served as our interim Co-Chief Executive Officer from December 2024 to April 2025 and as our Chief Operating Officer ("COO") from February 2020 to April 2025. Before joining Tenable, Mr. Thurmond served as COO of Turbonomic, Inc., a turbulent workload management software company, from September 2017 to February 2020. From August 2015 to 2017, he served as Executive Vice President of Worldwide Sales and Services at Qlik Technologies Inc. Mr. Thurmond also held several global sales and operations leadership positions at Dell EMC, including Senior Vice President of Worldwide Sales for the VCE and RSA divisions. Mr. Thurmond received a B.S. in Psychology from Hofstra University. Our Board believes that Mr. Thurmond is qualified to serve as a director based on his extensive operational experience in the cybersecurity and cloud industries, his deep understanding of global go-to-market strategy, and his leadership role as our Co-Chief Executive Officer.



Niloofar Razi Howe, age 57

Niloofar Razi Howe has served as a member of our Board since May 2021. Ms. Howe has been the President of the Stratham Group, an alternative asset management firm since January 2025 and an Operating Partner of Capitol Meridian Partners, a private investment firm, since June 2022. Ms. Howe served as a Senior Operating Partner at Energy Impact Partners, a venture capital fund from May 2019 to January 2024. Ms. Howe served on the board of directors of Composecure, Inc. from December 2021 to October 2024 and currently serves on the board of directors of a number of private technology companies. Ms. Howe received a B.A. in English Literature from Columbia College and holds a Juris Doctor degree from Harvard Law School. Our Board believes that Ms. Howe is qualified as a director based on her extensive cybersecurity and management experience and her experience as a director of technology companies.



Linda Zecher Higgins, age 72

Linda Zecher Higgins has served as a member of our Board since August 2019. Ms. Higgins is the Chief Executive Officer and Managing Director of Cyber Knowledge Partners (formerly the Barkley Group), a consulting firm focused on effective digital transformation, and has held such position since January 2017. In July 2023, Ms. Higgins was hired as the Chief Executive Officer of IronNet, Inc., a cybersecurity company ("IronNet"), to assist in its restructuring efforts. In October 2023, IronNet filed a voluntary Chapter 11 restructuring plan with the U.S. Bankruptcy Court for the District of Delaware, which was completed in February 2024. Ms. Higgins departed IronNet in May 2024. Ms. Higgins served as a member of the board of directors of Hasbro, Inc. from October 2014 to May 2024 and C5 Acquisition Corp from January 2022 to October 2023. Ms. Higgins received a B.S. in Earth Science from The Ohio State University. Our Board believes that Ms. Higgins is qualified to serve as a director based on her extensive management experience with technology companies and her experience as a director of public companies.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Independence of the Board of Directors

As required under the Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of Nasdaq, as in effect from time to time.

Our Board determines the independence of each director based on their business and personal activities that might affect us and our management. Each director completes a detailed questionnaire on an annual basis that provides information about relationships that might affect their independence. The Board, with support from our counsel, then evaluates all known relevant facts and circumstances concerning any identified relationship and assesses whether any such relationship would interfere with the independent judgment of the director in carrying out their responsibilities. Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of their family members, and the Company, its senior management and its independent registered public accounting firm, the Board has affirmatively determined that the following eight of our current directors are independent directors within the meaning of the applicable Nasdaq listing standards: Arthur W. Coviello, Jr., Linda Zecher Higgins, Niloofar Razi Howe, John C. Huffard, Jr., Margaret Keane, A. Brooke Seawell, George Alexander Tosheff, and Raymond Vicks, Jr. In making this determination, the Board found that none of our directors or nominees for director had a material or other disqualifying relationship with the Company. Messrs. Vintz and Thurmond are not independent directors because they currently serve as our Co-Chief Executive Officers ("Co-CEOs").

Board Leadership Structure

The Board does not have a fixed policy regarding the combination or separation of the positions of Board Chair and Chief Executive Officer(s). The Board believes that it should maintain the flexibility to combine or separate these offices in the future if deemed to be in the best interest of the Company. The Board believes that this flexibility is in the best interest of the Company and that a one-size-fits-all approach to corporate governance, with a mandated independent Chair, would not result in better governance or oversight.

The Board is currently chaired by Mr. Coviello, who is an independent, non-employee director. The Board believes Mr. Coviello's experience, breadth of knowledge and contributions to the Board position him well to provide strong leadership and oversight of ongoing Board matters and to contribute valuable insight with respect to Tenable's business. The Board believes that Mr. Coviello is highly qualified to assist the Board in overseeing the identification, assessment and management of the Company's exposure to various risks as a result of his extensive management and cybersecurity experience.

Mr. Coviello's responsibility is to ensure that our Board functions properly and to work with our Co-CEOs to set the Board's agenda. Accordingly, he has substantial ability to shape the work of the Board. We expect him to facilitate communications among our directors and between the Board and senior management. While Mr. Coviello provides independent leadership, he also works closely with our Co-CEOs to ensure that our directors receive the information they need to perform their responsibilities, including discussing and providing critical review of the matters that come before the Board and assessing management's performance. As a result, the Board currently believes that such separation can enhance the effectiveness of our Board as a whole. The Board believes that the

leadership structure of our Board is appropriate and enhances its ability to effectively carry out its roles and responsibilities on behalf of our stockholders.

Role of the Board in Risk Oversight

One of the Board's key functions is informed oversight of Tenable's risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various Board standing committees that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure, including determining the nature and level of risk appropriate for the Company.

The Audit Committee of our Board ("Audit Committee") has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including risks pertaining to financial accounting, investments and cash management, and disclosure controls and procedures. The Audit Committee also monitors compliance with legal and regulatory requirements and oversees the performance of our internal audit function and the performance and independence of external auditors.

The Nominating and Corporate Governance Committee of our Board (the "Nominating and Corporate Governance Committee") monitors the effectiveness of our Corporate Governance Guidelines, including as it relates to regulatory changes and other developments. The Nominating and Corporate Governance Committee also oversees our environmental, social and governance programs, stockholder engagement, and board and committee composition and refreshment.

The Compensation Committee of our Board (the "Compensation Committee") assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking, and risks associated with human capital management, including recruiting, retention, diversity and inclusion.

The Cybersecurity Risk Management Committee of our Board (the "Cybersecurity Risk Management Committee") assists the Board in fulfilling its oversight responsibility with respect to the management of risks related to our information technology use and protection, cybersecurity, and product security.

The Board, primarily through the Audit Committee's general oversight of the Company's enterprise risk assessment and risk management policies, oversees the Company's risk management processes related to AI. Additionally, our Cybersecurity Risk Management Committee assists the Board in fulfilling its oversight responsibilities regarding AI risks specifically as they relate to the Company's cybersecurity, information technology use, and product security.

To support the Board and its committees in managing AI-related risks and opportunities, the Company established two cross-functional internal bodies: the AI Governance Board and AI Factories.

- AI Governance Board: Our AI Governance Board is responsible for fostering the secure, safe, and ethical innovative use of emerging AI technologies for internal employee usage and within our products. This group, which includes representatives from Research, Digital Solutions, Information Security, Legal, and Product/Engineering, manages our enterprise AI Usage Policy, mitigates risks associated with unregulated AI tools, and frames internal and external communications regarding our AI deployment.

- AI Factories: Comprising cross-functional working groups with representation from across all business units, the AI Factories serve as the Company's centralized delivery engine for artificial intelligence. While the AI Governance Board establishes policy, the AI Factories provide strategic execution—identifying, evaluating, piloting, and deploying high-impact AI technologies. The AI Factories ensure that our AI initiatives are built upon a secure, unified architectural foundation, align with our strategic organizational goals, and drive measurable operational efficiency and financial value, all while fostering innovation and strictly adhering to our governance and risk management frameworks.

Typically, the entire Board meets with members of management responsible for risk management at least annually, and the applicable Board committees meet at least annually with the employees responsible for risk management in the committees' respective areas of oversight. Both the Board as a whole and the various standing committees receive periodic reports from members of management responsible for risk management, as well as incidental reports as matters may arise. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible.

Meetings of the Board of Directors

The Board of Directors met eleven times during 2025. All directors attended at least 75% of the aggregate number of meetings of the Board and of each of the committees on which they served, held during the portion of the last year for which they were directors or committee members, respectively.

Information Regarding Committees of the Board of Directors

The Board has four committees: an Audit Committee, a Compensation Committee, a Cybersecurity Risk Management Committee, and a Nominating and Corporate Governance Committee. The following table provides the current membership of each of the Board committees, and identifies the chairperson of each committee and the number of committee meetings held in 2025:

Name	Audit	Compensation	Cybersecurity Risk Management	Nominating and Corporate Governance
Arthur W. Coviello, Jr.				X*
Linda Zecher Higgins		X*		X
Niloofar Razi Howe		X		X
John C. Huffard, Jr.	X		X*	
Margaret Keane		X	X	
A. Brooke Seawell	X*			
George Alexander Tosheff	X		X	
Raymond Vicks, Jr.	X			
Total meetings in 2025	8	6	7	10

_____
* Committee Chairperson

Below is a description of each committee of the Board of Directors. Each of the committees has the authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board of Directors has determined that each member of each committee

meets the applicable Nasdaq rules and regulations regarding "independence" and each member is free of any relationship that would impair their individual exercise of independent judgment with regard to the Company.

Audit Committee

The Audit Committee was established by the Board in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee the Company's corporate accounting and financial reporting processes and audits of its financial statements. For this purpose, the Audit Committee performs several functions. The principal duties and responsibilities of our audit committee include, among other things:

- selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
- approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm;
- helping to ensure the independence and performance of the independent registered public accounting firm;
- obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law;
- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results, including a review of our disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";
- reviewing and discussing with management and the independent registered public accounting firm any earnings press releases, other financial information, and guidance provided to the public or rating agencies;
- evaluating management's cooperation with the independent registered public accounting firm during their audit examination and resolving any conflicts or disagreements regarding financial reporting;
- reviewing our policies on risk identification, assessment and management;
- overseeing the organization and performance of the Company's internal audit function;
- developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
- reviewing related party transactions;
- reviewing the Company's investment philosophy and policies and adherence thereto;
- reviewing with management legal and regulatory compliance and any actual, pending, or threatened legal or financial matters that could significantly affect the Company's business or financial statements; and
- meeting in executive session with management, internal audit, and the Company's independent registered public accountants.

The Audit Committee is currently composed of four directors: Messrs. Seawell, Huffard, Tosheff, and Vicks. The Audit Committee met eight times during 2025. The Board has adopted a written Audit Committee charter that is available to stockholders on our website at *www.investors.tenable.com*.

The Board reviews the Nasdaq listing standards definition of independence for Audit Committee members on an annual basis and has determined that all of the current members of the Audit

Committee are independent (as independence is currently defined in Rule 5605(c)(2)(A)(i) and (ii) of the Nasdaq listing rules and under Rule 10A-3 under the Exchange Act).

The Board has also determined that Messrs. Seawell and Vicks each qualify as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Messrs. Seawell's and Vicks' level of knowledge and experience based on a number of factors, including their formal education, Mr. Seawell's experience as a chief financial officer of public reporting companies and Mr. Vicks' public accounting experience.

Report of the Audit Committee of the Board of Directors*

The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2025 with management of the Company. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and SEC. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the accounting firm's independence. Based on the foregoing, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

A. Brooke Seawell, Chair
John C. Huffard, Jr.
George Alexander Tosheff
Raymond Vicks, Jr.

*The material in this report is not "soliciting material," is not deemed "filed" with the Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Committee

The Compensation Committee acts on behalf of the Board to review, modify and oversee the Company's compensation strategy, policies, plans and programs. The principal duties and responsibilities of our Compensation Committee include, among other things:

- reviewing the Company's practices and policies of employee compensation as they relate to risk management and risk-taking incentives;
- establishing corporate and individual performance objectives relevant to the compensation of our executive officers, directors and other senior management and evaluation of performance in light of these stated objectives;
- reviewing and approving the compensation and other terms of employment or service, including severance and change-in-control arrangements, of our Chief Executive Officer(s), the other executive officers and other senior management;
- reviewing and recommending to the Board for approval the type and amount of compensation to be paid or awarded to our directors;

- administering our equity compensation plans, bonus plans, benefit plans and other similar plans and programs;
- providing recommendations to the Board on compensation-related proposals to be considered at the Company's annual meeting to stockholders, and consider the results of any advisory vote on executive compensation;
- reviewing and discussing the "Compensation Discussion and Analysis" disclosure with management and prepare the related committee report;
- overseeing the Company's clawback or similar policies;
- reviewing and approving the list of companies to be included in the Company's compensation peer group;
- reviewing and evaluating with the Chief Executive Officer(s) the succession plan for the Company's executive officers and make recommendations to the Board; and
- reviewing and discussing with management the Company's policies and practices related to the management of human capital resources, including talent development, retention, overall employee wellness, and engagement.

The Compensation Committee is currently composed of three directors: Mses. Higgins, Howe, and Keane. All members of the Company's Compensation Committee are independent (as independence is currently defined in Rule 5605(d)(2) of the Nasdaq listing rules). The Compensation Committee met six times during 2025. The Board has adopted a written Compensation Committee charter that is available to stockholders on our website at *www.investors.tenable.com*.

Compensation Committee Processes and Procedures

Typically, the Compensation Committee meets quarterly and with greater frequency when necessary. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, and in consultation with our Co-CEOs, Chief People and Culture Officer and Compensia, Inc. ("Compensia"), the compensation consultant engaged by the Compensation Committee. The Compensation Committee meets regularly in executive session. In addition to our Co-CEOs, our Chief People and Culture Officer and Deputy General Counsel also regularly attend meetings at the invitation of the Compensation Committee and take part in discussions about executive compensation. From time to time, various members of management and other employees, as well as outside advisors or consultants, may be invited by the Compensation Committee to make presentations, to provide financial or other background information or advice or to otherwise participate in Compensation Committee meetings. Our Co-CEOs do not participate in, and are not present during, any deliberations or determinations of the Compensation Committee regarding their compensation or individual performance objectives. The charter of the Compensation Committee grants the Compensation Committee full access to all books, records, facilities and personnel of the Company. In addition, under its charter, the Compensation Committee has the authority to obtain, at the expense of the Company, advice and assistance from compensation consultants and internal and external legal, accounting or other advisors and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. The Compensation Committee has direct responsibility for the oversight of the work of any consultants or advisers engaged for the purpose of advising the Committee. In particular, the Compensation Committee has the sole authority to retain, in its sole discretion, compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms. Under the charter, the Compensation Committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the compensation committee, other than in-house legal counsel and certain other types of advisers, only after taking into consideration six factors prescribed by the SEC and Nasdaq, that bear upon the adviser's independence; however, there is no requirement that any adviser be independent.

During the past calendar year, after taking into consideration the six factors prescribed by the SEC and Nasdaq described above, the Compensation Committee retained Compensia as its compensation consultant. Our Compensation Committee identified Compensia based on Compensia's general reputation in the industry. As part of its engagement, Compensia was requested by the Compensation Committee to review and update the group of companies that we use for comparative purposes and to perform an analysis of competitive performance and compensation levels for that group. The specific determinations of the Compensation Committee with respect to executive compensation for the year ended December 31, 2025, as well as the role of the compensation consultant in assisting with those determinations, are described in greater detail in the "Compensation Discussion and Analysis" section of this proxy statement.

Under its charter, the Compensation Committee may form and delegate authority to subcommittees as appropriate. In 2025, the Compensation Committee delegated authority to Mr. Vintz, in his capacity as our Co-CEO, to grant, without any further action required by the Compensation Committee, stock awards to certain employees who are not his direct reports or officers of the Company, up to and including employees at the senior vice president level. The purpose of this delegation of authority is to enhance the flexibility of equity award administration within the Company and to facilitate the timely grant of stock awards to employees, particularly new employees and promoted employees, within specified limits approved by the Compensation Committee. The number of shares underlying awards approved by Mr. Vintz for on-hire, annual, promotion, and retention-and-merit-based awards, are subject to certain limitations and guidelines approved by the Compensation Committee from time to time. As part of its oversight function, the Compensation Committee reviews on a quarterly basis the list of grants made by Mr. Vintz. The Compensation Committee reviews the delegated authority periodically and amends it as necessary. During 2025, Mr. Vintz exercised his authority to grant a total of 3,734,493 restricted stock units ("RSUs") to qualifying employees. No other equity awards were granted pursuant to the delegated authority during 2025.

The Compensation Committee typically makes adjustments to annual compensation, approves changes to the key financial metric targets and formulas used to determine annual bonus payments, approves additional equity awards and establishes new performance objectives at one or more meetings held during the first quarter of the year. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the alignment of the Company's compensation strategy with its business strategy, potential modifications to enhance this alignment and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the Compensation Committee's process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the Co-CEOs, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Committee by our Co-CEOs. In the case of our Co-CEOs, the evaluation of their performance is conducted by the Compensation Committee, which determines any adjustments to their compensation as well as awards to be granted. For all executives and directors as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, tally sheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current company-wide compensation levels and recommendations of the Compensation Committee's compensation consultant, including analyses of executive and director compensation paid at other companies identified by the consultant.

Compensation Committee Interlocks and Insider Participation

None of the current members of our Compensation Committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

*Report of the Compensation Committee of the Board of Directors**

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the CD&A be included in this proxy statement and incorporated into the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

Linda Zecher Higgins, Chair
Niloofar Razi Howe
Margaret Keane

*The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the Commission, and is not deemed to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, other than the Company's Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for helping the Board oversee the Company's corporate governance functions; developing, updating as necessary, and recommending to the Board the governance principles applicable to the Company; identifying, evaluating, and recommending candidates qualified to become Board members or nominees for directors; and making other recommendations to the Board relating to the directors of the Company. The principal duties and responsibilities of our Nominating and Corporate Governance Committee include, among other things:

- identifying, reviewing and evaluating candidates to serve as directors of the Company (consistent with criteria approved by the Board), including the nomination of incumbent directors for reelection and nominees recommended by stockholders;
- periodically reviewing the performance of the Board, including Board committees and management, and assessing the independence of directors;
- overseeing the Board's committee structure, and making recommendations to the Board regarding the membership of the committees of the Board;
- reviewing the adequacy of the certificate of incorporation and Bylaws and recommending proposed amendments as conditions dictate;
- instituting plans or programs for the continuing education of directors and orientation of new directors;
- developing a set of corporate governance principles for the Company, assessing the Company's corporate governance, and evaluating developments in corporate governance and shareholder engagement;
- providing general oversight of the Company's corporate environmental, social and governance programs, policies, and disclosures;

- reviewing and making recommendations regarding directors' and officers' indemnification and insurance matters; and
- overseeing the annual self-assessment process for the Board and its committees.

The Nominating and Corporate Governance Committee is currently composed of three directors: Mr. Coviello and Mses. Higgins and Howe. All members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the Nasdaq listing rules). The Nominating and Corporate Governance Committee met ten times during 2025. The Board has adopted a written Nominating and Corporate Governance Committee charter that is available to stockholders on our website at *www.investors.tenable.com*.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrated excellence in their field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of the Company's stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee typically considers age, skills, talent, expertise, background and differences in viewpoints and such other factors as it deems appropriate, including diversity (including gender, racial and ethnic diversity), given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability.

The Nominating and Corporate Governance Committee appreciates the value of thoughtful Board refreshment, and regularly identifies and considers qualities, skills and other director attributes that would enhance the composition of the Board. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee will review these directors' overall service to the Company during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors' independence. The Committee also takes into account the results of the Board's self-evaluation, conducted by outside counsel annually on a group and individual basis. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee is independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but also engages professional search firms from time to time to assist in identifying potential candidates. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board may do so by delivering a written

recommendation to the Nominating and Corporate Governance Committee at the following address: Tenable Holdings, Inc., Attention: Corporate Secretary, 6100 Merriweather Drive, 12th Floor, Columbia, Maryland 21044, at least 90 days, but not more than 120 days prior to the anniversary date of the preceding year's annual meeting of stockholders; *provided, however,* that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, or if no annual meeting was held (or deemed to have been held), notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Submissions must include the name and address of the stockholder on whose behalf the submission is made, the number of shares of Tenable stock owned beneficially by such stockholder on the date of the submission, the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information and a description of the proposed nominee's qualifications as a director. Any submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Cybersecurity Risk Management Committee

The Cybersecurity Risk Management Committee assists the Board in fulfilling its oversight responsibility with respect to the management of risks related to the Company's information technology use and protection, cybersecurity, and product security. The principal duties and responsibilities of our Cybersecurity Risk Management Committee include, among other things:

- overseeing the quality and effectiveness of policies and procedures governing information technology and network systems, including relating to encryption, network security, data security, access control, vendor cybersecurity risk management and incident detection;
- overseeing the technology senior management teams' priorities for its information technology and engineering security functions;
- reviewing and providing oversight on incident response policies and procedures, and reviewing management's performance in response to significant cybersecurity incidents;
- reviewing periodically with management the Company's disaster recovery, business continuity, and business resiliency capabilities;
- overseeing the management of compliance risks and audits related to its information technology and network systems and discussing with management risk mitigation in connection with strategic business initiatives;
- reviewing and overseeing the preparation of the Company's disclosures in its SEC filings related to its information technology and network systems; and
- reviewing the Company's cyber insurance policies periodically to ensure appropriate coverage.

The Cybersecurity Risk Management Committee is currently composed of three directors: Mr. Huffard, Ms. Keane and Mr. Tosheff. All members of the Cybersecurity Risk Management Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the Nasdaq listing rules). The Cybersecurity Risk Management Committee met seven times during 2025. The Board has adopted a written Cybersecurity Risk Management Committee charter that is available to stockholders on our website at *www.investors.tenable.com*.

In addition to one of our Co-CEOs, our Chief Security Officer and our Chief Legal Counsel regularly attend meetings at the invitation of the Cybersecurity Risk Management Committee. The Cybersecurity Risk Management Committee also has direct access to our Chief Security Officer and

evaluates his performance. From time to time, various members of management and other employees as well as outside advisors may be invited by the Cybersecurity Risk Management Committee to brief the committee members on the current threat landscape and cybersecurity efforts. Under its charter, the Cybersecurity Risk Management Committee is granted authority to retain independent advisors and investigate matters brought to its attention.

Stockholder Communications with the Board of Directors

All stockholders and other interested parties are welcome to communicate with our non-management directors through an established process for stockholder communication. For communication directed to our non-management directors, please contact our Corporate Secretary or Legal Department in writing at the address listed below.


Tenable Holdings, Inc.
6100 Merriweather Drive, 12th Floor
Columbia, MD 21044
Attn: Corporate Secretary or Legal Department


Our Corporate Secretary or Legal Department will review all incoming stockholder communications and determine whether the communication should be presented to the Board or the appropriate director or committee. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications, such as mass mailings, product complaints or inquiries, job inquiries, business solicitations and patently offensive or otherwise inappropriate material. The screening procedures have been approved by a majority of our independent directors. All communications directed to the Audit Committee in accordance with the Company's whistleblower policy that relate to questionable accounting or auditing matters involving the Company will be promptly and directly forwarded to the Audit Committee.

Code of Ethics

We have adopted the Tenable Code of Business Conduct and Ethics that applies to all officers, directors, employees and independent contractors. The Code of Business Conduct and Ethics is available on our website at *www.investors.tenable.com*. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

Insider Trading Policy

We have adopted an Insider Trading Policy that governs the purchase, sale, and other disposition of Company securities and applies to all Tenable personnel, including directors, officers, employees, and other covered persons. The Company also follows procedures for the repurchase of its securities. We believe our Insider Trading Policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Insider Trading Policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2024.

Hedging

Our Insider Trading Policy prohibits our employees, including our executive officers, and the non-employee members of our Board of Directors from engaging in short sales, transactions in put or call

options, hedging transactions, using margin accounts, pledges, or other inherently speculative transactions involving our equity securities.

PROPOSAL 2
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026 and has further directed that management submit the selection of its independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has audited the Company's financial statements since 2014. Representatives of Ernst & Young LLP are expected to be present online at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the Company's Bylaws nor other governing documents or laws require stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm. However, the Audit Committee of the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present online at the meeting or represented by proxy and entitled to vote on the matter at the Annual Meeting will be required to ratify the selection of Ernst & Young LLP.

Fees and Services

The following table represents aggregate fees billed to the Company by Ernst & Young LLP, the Company's principal accountant.

(in thousands)	Year Ended December 31,	
	2025	2024
Audit Fees[1]	$ 1,902	$ 1,740
Audit-Related Fees[2]	455	397
Tax fees[3]	113	59
All Other Fees[4]	8	8
Total Fees	$ 2,478	$ 2,204

(1) Audit fees consisted of fees billed for professional services provided in connection with the audits of our annual consolidated financial statements and our internal control over financial reporting, the review of our quarterly condensed consolidated financial statements, related procedures and audit services that are normally provided by the independent registered public accounting firm in connection with regulatory filings and business combinations.

(2) Audit-related fees consisted of professional services provided in connection with attestation reports for service organizations, acquisition accounting consultations and due diligence. In 2025, audit-related fees included fees related to enterprise risk management and the evaluation of non-financial performance indicators.

(3) Tax fees included fees for permissible tax advisory services.

(4) All other fees included fees for access to online accounting and tax research software.

All fees and services described above were pre-approved by the Audit Committee.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by the Company's independent registered public accounting firm, Ernst & Young LLP. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual, explicit, case-by-case basis before the independent registered public accounting firm is engaged to provide each service. The Chair of the Audit Committee has been delegated authority to pre-approve certain audit and non-audit services, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the non-audit services rendered by Ernst & Young LLP are compatible with maintaining the principal accountant's independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

PROPOSAL 3

ADVISORY VOTE TO APPROVE THE NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act enable our stockholders to approve, on an advisory non-binding basis, the compensation of our Named Executive Officers as disclosed in this proxy statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our Named Executive Officers' compensation as a whole. The vote is not intended to address any specific item of compensation or any specific Named Executive Officer, but rather the overall compensation of all our Named Executive Officers and the philosophy, policies and practices described in this proxy statement. At the 2020 Annual Meeting of Stockholders, the stockholders indicated their preference that the Company solicit a Say-on-Pay vote every year. The Board has adopted a policy that is consistent with that preference. In accordance with that policy, this year, we are asking stockholders to approve, on an advisory basis, the compensation of our Named Executive Officers as disclosed in this proxy statement in accordance with SEC rules.

The Say-on-Pay vote is advisory, and therefore is not binding on us, the Compensation Committee or the Board. The Say-on-Pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Compensation Committee will be able to consider when determining executive compensation for the remainder of the current year and beyond. The Board and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the Named Executive Officer compensation as disclosed in this proxy statement, we will endeavor to communicate with stockholders to better understand the concerns that influenced the vote, consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

The compensation of our Named Executive Officers subject to the vote is disclosed in the Compensation Discussion and Analysis section, the compensation tables and the related narrative disclosure contained in this proxy statement. As discussed in those disclosures, we believe that our compensation policies and decisions are aligned with our stockholders' interests to support long-term value creation and enable us to attract and retain talented executives.

Accordingly, the Board is asking the stockholders to indicate their support for the compensation of our Named Executive Officers as described in this proxy statement by casting a non-binding advisory vote "FOR" the following resolution:

"RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

Advisory approval of this proposal requires the vote of the holders of a majority of the shares present online or represented by proxy and entitled to vote on the matter at the annual meeting. Unless the Board decides to modify its policy regarding the frequency of soliciting Say-on-Pay votes, the next scheduled Say-on-Pay vote will be at the 2027 Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

PROPOSAL 4

ADVISORY VOTE ON THE FREQUENCY OF SOLICITATION OF FUTURE ADVISORY STOCKHOLDER APPROVAL OF NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act also enable our stockholders, at least once every six years, to indicate their preference regarding how frequently we should solicit a non-binding advisory vote on the compensation of our Named Executive Officers, as disclosed pursuant to the SEC's compensation disclosure rules, such as Proposal 3 above. In accordance with the Dodd-Frank Act, we are asking stockholders to indicate whether they would prefer a non-binding advisory vote on the compensation of our Named Executive Officers every one, two or three years. Alternatively, stockholders may abstain from casting a vote.

After considering the benefits and consequences of each alternative, the Board recommends that the advisory vote on the compensation of our Named Executive Officers be submitted to stockholders each year.

The Board believes that an annual advisory vote on the compensation of our Named Executive Officers is the most appropriate policy for us at this time. While our executive compensation program is designed to promote the creation of stockholder value over the long term, the Board recognizes that executive compensation disclosures are made annually, and holding an annual advisory vote on the compensation of our Named Executive Officers provides us with more direct and immediate feedback on our executive compensation program, policies and practices. However, stockholders should note that because a proposed annual advisory vote would occur well after the beginning of the compensation year, and because the different elements of our executive compensation programs are designed to operate in an integrated manner and to complement one another, in many cases it may not be appropriate or feasible to change our compensation plans and arrangements for our executive officers in consideration of any single year's advisory vote by the time of the following year's annual meeting of stockholders. We believe, however, that an annual advisory vote on the compensation of our Named Executive Officers is consistent with our practice of seeking input and engaging in dialogue with our stockholders on corporate governance matters.

While the Board believes that its recommendation is appropriate at this time, the stockholders are not voting to approve or disapprove that recommendation, but are instead being asked to indicate their preference, on an advisory basis, as to whether the non-binding advisory vote on the approval of the compensation of our Named Executive Officers should be held every year, every other year or every three years. The option among those choices that receives the votes of the holders of a majority of shares present online at the Annual Meeting or represented by proxy and entitled to vote at the Annual Meeting will be deemed to be the frequency preferred by the stockholders.

The Board values the opinions of the stockholders in this matter and, to the extent there is any significant vote in favor of one frequency over the other options, even if less than a majority, the Board will consider the stockholders' concerns and evaluate any appropriate next steps. However, because this vote is advisory and, therefore, not binding on the Board or us, the Board may decide that it is in the best interests of the stockholders that we hold an advisory vote on Named Executive Officer compensation more or less frequently than the option preferred by the stockholders. The vote will not be construed to create or imply any change or addition to the fiduciary duties of the Company or the Board.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF "ONE YEAR" FOR PROPOSAL 4.

CORPORATE SOCIAL RESPONSIBILITY

We believe good governance at all levels is necessary to drive corporate responsibility, which in turn promotes the long-term interests of our stockholders and strengthens Board and management accountability. We focus our efforts in the following key areas:

- Governance;

- Environmental stewardship; and

- Social responsibility in: cybersecurity and data privacy, inclusion, employee engagement, and community involvement.

 **Governance**

Our Board sets high standards for the Company's employees, officers, and directors. Implicit in this philosophy is the importance of sound corporate governance. It is the duty of the Board to serve as a prudent fiduciary for stockholders and to oversee the management of the Company's business. The Board adheres to our corporate governance guidelines, which are designed to give directors and management a flexible framework for effectively pursuing the Company's objectives for the benefit of its stockholders.

In the risk management process, risk oversight is one of the Board's key functions. The Board does not have a standing risk management committee but rather administers this oversight function directly through the Board as a whole, as well as through various Board standing committees that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure, including a determination of the nature and level of risk appropriate for the Company.

In addition to our governance best practices, we consider environmental and social issues in our operations. We believe that socially responsible operating practices go hand in hand with generating value for our stockholders, providing cybersecurity solutions for our clients, being good neighbors within our communities, and being a good employer to our employees. In our view, our corporate governance is more effective when we consider environmental and social issues as part of our oversight of corporate strategy, key risks, and our operations more generally.

We are committed to the promotion of ethical business practices and the implementation of measures to reduce the risk of corruption. We believe strongly in human rights, including, but not limited to, supporting our workforce and promoting equality of opportunity and treatment in hiring, training, promotions and working conditions. As such, our Human Rights Policy and Supplier Code of Conduct articulate our commitments and values regarding such matters as ethical business practices, labor practices (including child labor and human trafficking), data privacy, diversity and non-discrimination, and whistleblower protections, and our related expectations regarding supplier, vendor, and contractor practices.

 **Environmental Stewardship**

Our Board and management team recognize that we have a role to play in environmental stewardship. Given that the Company is a software company, our energy consumption and usage

within our data centers is an important component of the day-to-day operations of our business. We outsource our data center needs to Amazon Web Services ("AWS"). In addition to carefully choosing data center locations to mitigate environmental risks, AWS has a long-term commitment to using 100 percent renewable energy.

Aside from data center needs, we believe that we can still play a part through environmentally sound practices. Consequently, we have invested in software to manage our environmental impact factors, enabling us to track and calculate our scope 1 and scope 2 footprint.

Our corporate headquarters is a LEED Certified Gold for Core Construction. We continue to implement environmental stewardship in our daily lives including: recycling in our offices; offering biodegradable to-go boxes to reduce food waste; enforcing a strict policy for disposing of hardware; and utilizing a travel portal that provides detail on our carbon footprint.

Tenable and our employees have donated time and money to important environmental causes such as healthy waterways and other clean-up efforts, recycling, carbon footprint mitigation and protection of threatened wildlife. At Tenable, we believe our employees are our most critical catalysts for change. Our Green Initiatives group continues to gain traction as a way for employees to share best practices for an environmentally conscious lifestyle, building global support within the Company, and lead campaigns such as trash clean-ups, sustainable lifestyle pledges, and tree-planting initiatives. Partnering within our Tenable CARES program - detailed later in this section - the Green Initiatives group curates easy-to-implement actions and measures our collective impact.

Our regional Green Initiatives leaders build engagement and momentum by hosting regular community check-ins and information sessions and building camaraderie among members. Through their shared passion for environmentalism, participants inspire one another to take action for a greener and cleaner tomorrow. Our 2026 theme, "Sustainable Resource Management Through Recycling and Composting," focuses on reducing waste and conserving natural resources by promoting effective recycling and composting practices. The Green Initiatives group will spearhead collection drives, local recycling and waste reduction efforts and trash cleanups.

 **Cybersecurity and Data Privacy**

We take great pride in assisting our customers with enhancing their security posture through the use of our services and products. We understand that customers must trust and have confidence in an organization to use its service offerings for managing their exposure data. As such, we take the overall security of our products and their supporting infrastructure very seriously.

We align our information security and risk management program to the National Institute of Standards and Technology Cybersecurity Framework and have implemented an information security management system to protect the confidentiality, integrity, and availability of assets against threats and vulnerabilities. We achieved ISO/IEC 27001:2022 certification, recognizing our proven commitment to the highest level of information security management.

As a leader in cybersecurity, and with our focus on sound governance, we believe adding oversight at the board level is important, which is why we elevated the Cybersecurity Risk Management Committee from a subcommittee of the Audit Committee to a separate fully functioning committee of the Board in November of 2022. The Cybersecurity Risk Management Committee assists the Board in fulfilling its oversight responsibility for managing risks related to the Company's information technology use and protection, cybersecurity, and product security. For additional details

on the Committee's oversight responsibilities see "Cybersecurity Risk Management Committee" above.

Data privacy protection and cybersecurity require diligence and a community effort. We enable the community through our employees, customers, and products by bringing security awareness to everything we do. As an enterprise security company, we consistently look for ways to improve our security posture to maintain data privacy and protect sensitive information for our employees and customers.

Thousands of customers, including financial services organizations, healthcare providers, retailers, educational institutions, and government agencies, trust Tenable with their exposure data, digital identities and exposure insights in our cloud platform. Security is core to our corporate ethos and we allocate significant investment to protect the confidentiality, integrity, and availability of all customer data. One of our top priorities is preventing any non-customers or bad actors from accessing, disclosing, or violating the privacy and protection of data stored in the Tenable cloud platform. Using a combination of preventative and detective controls, environment segregation, automation, granular data access controls, modern identity and access management practices, and data localization, our products are built to protect data and help meet privacy obligations. We continuously assess and implement additional measures to help improve our security program and address the ever-changing threat landscape.

 **Engagement and Inclusion**

We believe an inclusive culture drives employee engagement, sparks innovation and delivers exceptional business results. Tenable's people strategy aspires to create a positive and rewarding experience for new, prospective and current employees across all aspects of employee connection — recruiting, onboarding, career growth, wellness and compensation. Our total rewards package — which includes abundant development options — recognizes employees for their contributions, gives them the opportunity for continued growth and provides resources to support well-being both inside and outside the workplace.

At Tenable, we strive to be a career destination in which employees from all backgrounds are welcomed and empowered, treated with fairness and respect, presented with opportunities to make a difference and provided with resources to enable them to grow.

Tenable's Engagement & Inclusion (E&I) mission aligns all initiatives with three pillars— Workforce, Workplace, and Community—to enhance the overall employee value proposition and propel our success. It emphasizes that an inclusive culture fosters a diversity of opinions, drives employee engagement, fuels innovation, and yields outstanding business results. We strive to be a career destination where employees from all backgrounds, regardless of race, gender, ethnicity, sexual orientation or disability, can do their best work.

Our E&I strategy at Tenable is aligned to three major objectives:
- Workforce: Attract, retain, and develop top talent through partnerships with external organizations, employer branding, and inclusive engagement and development opportunities for all employees.
- Workplace: Cultivate an inclusive, high-performance environment where all employees feel they belong and are given the support they need to thrive.

- Community: Increase our commitment to supporting the next generation of science technology, engineering and mathematics (STEM) talent.

To support our initiatives, we are strengthening collaboration with external organizations to expand our outreach and establish Tenable as a recognized brand within all communities. We are rolling out initiatives that foster global connections through inclusive programming. Finally, we are focused on empowering our employees by enhancing programs to ensure all employees feel valued and supported, focusing on professional growth, leadership development, and opportunities to make meaningful contributions to our success.

 **Employee Engagement**

Our ability to fulfill core values depends on how well we listen to our employees. We consistently ask employees what they need to do their best work and we act on their input. We have several different methods of soliciting employee feedback to ensure we hear from all parts of the business. We also create regular opportunities for two-way communication with our executives to help our people better understand how decisions are made. Our methods include the following:

- conducting an annual employee engagement survey combined with periodic division - or region-specific check-ins;
- soliciting employee feedback at various stages of their employment cycle, from onboarding to offboarding;
- holding frequent executive "coffee chat" sessions during which employees can engage with our senior leaders to exchange information, provide feedback and brainstorm ideas in small-group settings;
- staging monthly company-wide All Hands meetings led by our Co-CEOs, with an open question-and-answer period;
- empowering departmental, regional or team leaders to host their own town halls for their direct reports;
- encouraging people managers to hold regular check-in meetings with their direct reports where they can focus on real-time feedback, recognition, coaching, and professional development; and
- ensuring executive sponsorship of each Employee Resource Group, providing each cohort with a direct path to communicate with senior leadership.

We believe professional development is a continuous and iterative process and encourage employees to think of refining and redefining their development goals and plans as a path or direction, rather than pursuing a specific job position or promotion. Tenable promotes and supports employee development and organizational effectiveness by providing numerous high-quality learning and development options. Employees and their managers work together to create development plans for increasing business acumen and building on the skills and knowledge each employee needs to excel in their current position and to grow professionally. Our professional development offerings include mentorship and networking opportunities, tuition reimbursement and professional development funds, access to industry-leading tools for learning and building skills, a management development program, career development and learning events.

We expect our employees to respect and adhere to the highest standards of business conduct, including as set forth in our Code of Business Conduct and Ethics. All employees are expected to

complete certain compliance training requirements annually. Topics include information security, data privacy, harassment prevention, anti-bribery and insider trading.

 **Community Involvement and Public Advocacy**

We invest in social good in alignment with our company values. Tenable demonstrates that we care by striving to make a positive difference in everything that we do — in our work, with our customers and colleagues and in our communities. We are proud to contribute to charities, initiatives and programs that strengthen our industry and impact our employees and communities.

Our people strive to create a better tomorrow by giving back to their communities globally through our internal giving and volunteerism program, Tenable CARES. Tenable CARES is designed to make it easier for our employees to support the charitable organizations that are important to them. The program offers employees one day of paid leave per year to participate in volunteer activities. In addition, we match employee donations to a predetermined amount to their preferred organizations and give each employee an opportunity to nominate a cause that is important to them to be selected as Tenable's global cause of the year. Through Tenable CARES, we aim to unite our employees around our missions and use our programs and tools to help spread the word about their charitable passions and work.

Just as volunteering in our communities is an important aspect of our corporate culture, we encourage our employees to express their voices in local, state, and national public policy. Employees are given a total of one day off per year to exercise their right to vote. We are also focused on advocating for policies that impact Tenable and the cybersecurity industry as a whole. We regularly engage with U.S. federal, state, and local government entities to provide expertise and thought leadership to policymakers as they shape policies and regulations that directly impact our customers and cybersecurity as a whole. But our efforts are not limited to the U.S. government. We engage governments, policymakers and partners around the world to advocate on important issues affecting our business, our customers, our partners, and the communities in which we operate.

We also lend our expertise to promote cybersecurity resilience and help inform the development of cybersecurity standards. We participate in numerous public private partnerships such as the IT Sector Coordinating Council and the National Institute for Standards and Technology's National Cybersecurity Center of Excellence - to provide cybersecurity and technology insight to policymakers and government officials.

These engagements have led to opportunities to provide official testimony at congressional hearings on topics ranging from securing critical infrastructure to creating the Office of the National Cybersecurity Director. Tenable participates in a range of conferences, events, and summits that collectively advance our public policy goals. In addition, we conduct lobbying activities aimed at supporting policies that enhance cybersecurity and digital resilience. These activities are reported publicly in accordance with the Lobbying Disclosure Act and all subsequent amendments to the law.

Complementary to our policy advocacy, we are engaged in cyber threat intelligence information sharing and operational collaboration with multiple organizations, including the Cybersecurity and Infrastructure Security Agency's (CISA) Joint Cyber Defense Collaborative (JCDC) and the IT Information Sharing and Analysis Center (IT-ISAC). We are members of numerous associations, including the Alliance for Digital Innovation (ADI), the Cybersecurity Coalition, the Information Technology Industry Council (ITI), the Operational Technology Cybersecurity Coalition (OTCC), DigiAmericas Alliance, and the National Association of State Chief Information Officers (NASCIO).

In addition, our Political Action Committee ("PAC"), allows eligible employees to pool their voluntary, personal contributions to help support and elect pro-technology and pro-cybersecurity lawmakers to Congress. Tenable's PAC does not advance a partisan or social agenda, but instead ensures public policies promote sound cybersecurity policies and growth for our business, our employees and our customers. You can find all disbursements for the Tenable PAC by visiting the Federal Election Commission website.

EXECUTIVE OFFICERS

Our executive officers, and their respective ages as of April 2, 2026, are as follows:

Name	Age	Position(s)
Executive Officers		
Stephen A. Vintz	57	Co-Chief Executive Officer and Former Chief Financial Officer
Mark Thurmond	56	Co-Chief Executive Officer and Former Chief Operating Officer
Matthew Brown	45	Chief Financial Officer



Stephen A. Vintz

Stephen A. Vintz has served as our Co-Chief Executive Officer since April 2025. For Mr. Vintz's biography, please see the section above entitled "Class I Directors Continuing in Office Until the 2028 Annual Meeting."



Mark Thurmond

Mark Thurmond has served as our Co-Chief Executive Officer since April 2025. For Mr. Thurmond's biography, please see the section above entitled "Class I Directors Continuing in Office Until the 2028 Annual Meeting."



Matthew Brown

Matthew Brown has served as our Chief Financial Officer since August 2025. Prior to joining Tenable, Mr. Brown served as the Chief Financial Officer and Principal Financial Officer of Altair Engineering Inc. from January 2021 to March 2025. His previous experience includes finance leadership roles, such as Interim Chief Financial Officer at NortonLifeLock, a leading consumer cyber safety company, from November 2019 to July 2020, and prior to that as Chief Accounting Officer at Symantec, a leading provider of enterprise security software. Mr. Brown is a Certified Public Accountant and holds a B.S. in Business Administration from the Walter A. Haas School of Business at the University of California, Berkeley.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's common stock as of March 17, 2026 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock.

Beneficial Owner	Beneficial Ownership[1]	
	Number of Shares	Percent of Total
5% or greater stockholders:		
The Vanguard Group[2]	14,962,471	13.1%
BlackRock, Inc.[3]	10,524,434	9.2%
Ameriprise Financial, Inc.[4]	6,466,182	5.6%
Named executive officers and directors:		
Stephen A. Vintz[5]	957,885	*
Mark Thurmond[6]	169,087	*
Matthew Brown[7]	18,541	*
Arthur W. Coviello, Jr.[8]	57,793	*
John C. Huffard, Jr.[9]	502,667	*
Linda Zecher Higgins[10]	11,022	*
Niloofar Razi Howe[11]	29,839	*
A. Brooke Seawell[12]	145,292	*
Raymond Vicks, Jr.[13]	26,828	*
George Alexander Tosheff[14]	31,344	*
Margaret Keane[15]	17,043	*
All current executive officers and directors as a group (11 persons)[16]	1,967,341	1.7%

* Represents beneficial ownership of less than 1%.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 114,530,327 shares outstanding on March 17, 2026, adjusted as required by rules promulgated by the SEC.

(2) As reported in a Schedule 13G/A filed with the Securities and Exchange Commission on October 31, 2025, which states that The Vanguard Group, Inc. has sole dispositive power with respect to 13,971,532 of the shares, shared dispositive power with respect to 990,939 of the shares and shared voting power with respect to 834,196 of the shares. The Vanguard Group, Inc. is the parent holding company of Vanguard Asset Management, Limited, Vanguard Fiduciary Trust Company, Vanguard Global Advisors, LLC, Vanguard Group (Ireland) Limited, Vanguard Investments Australia Ltd, Vanguard Investments Canada Inc., Vanguard Investments Hong Kong Limited and Vanguard Investments UK, Limited, which act as investment advisers to registered investment

companies and separate accounts that own the reported shares. The principal business address of The Vanguard Group, Inc. is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(3)   As reported in a Schedule 13G/A filed with the Securities and Exchange Commission on January 25, 2024, which states that BlackRock, Inc. has sole dispositive power with respect to all of the shares and sole voting power with respect to 10,333,404 of the shares. BlackRock, Inc. is the parent holding company of BlackRock Life Limited, BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., LLC, BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Fund Advisors and BlackRock Fund Managers Ltd, which act as investment advisers to registered investment companies and separate accounts that own the reported shares. The principal business address of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.

(4)   As reported in a Schedule 13G filed with the Securities and Exchange Commission on August 14, 2025, which states that Ameriprise Financial, Inc. ("Ameriprise Financial") has shared dispositive power with respect to 6,466,182 of the shares and shared voting power with respect to 6,058,433 of the shares. The shares reported by Ameriprise Financial include 6,221,404 shares beneficially owned by Columbia Management Investment Advisers, LLC ("Columbia Management"). Ameriprise Financial, as the parent company of Columbia Management, may be deemed to beneficially own the shares reported by Columbia Management. Columbia Management reported shared voting power with respect to 6,058,433 shares and shared dispositive power with respect to 6,221,404 shares. Each of Ameriprise Financial and Columbia Management disclaims beneficial ownership of any shares reported on the Schedule 13G. The principal business address of Ameriprise Financial is 145 Ameriprise Financial Center, Minneapolis, MN 55474. The principal business address of Columbia Management is 290 Congress Street, Boston, MA 02210.

(5)   Consists of (a) 429,451 shares of common stock held by Mr. Vintz directly and (b) 528,434 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of March 17, 2026.

(6)   Consists of 169,087 shares of common stock held by Mr. Thurmond directly.

(7)   Consists of 18,541 shares of common stock held by Mr. Brown directly.

(8)   Consists of (a) 51,731 shares of common stock held by Mr. Coviello directly and (b) 6,062 shares of common stock issuable upon the vesting and settlement of outstanding RSUs within 60 days of March 17, 2026.

(9)   Consists of (a) 31,847 shares of common stock held by Mr. Huffard's spouse in the Mary Kathryn Braden Huffard Revocable Trust U/T/A dated March 2, 2012, (b) 390,183 shares of common stock held by Mary Kathryn Braden Huffard and Jonathan M. Forster, as Trustees of The Three Suns 2019 Non-Exempt Irrevocable Trust U/T/A dated November 15, 2019, (c) 74,575 shares of common stock held by Mr. Huffard and Mary Kathryn Braden Huffard, as Trustees of The John Cloyd Huffard Jr Revocable Trust U/T/A dated March 2, 2012 and (d) 6,062 shares of common stock issuable upon the vesting and settlement of outstanding RSUs within 60 days of March 17, 2026.

(10)   Consists of (a) 4,960 shares of common stock held by Ms. Higgins directly and (b) 6,062 shares of common stock issuable upon the vesting and settlement of outstanding RSUs within 60 days of March 17, 2026.

(11)   Consists of (a) 23,777 shares of common stock held by Ms. Howe directly and (b) 6,062 shares of common stock issuable upon the vesting and settlement of outstanding RSUs within 60 days of March 17, 2026.

(12)   Consists of (a) 9,230 shares of common stock held by Mr. Seawell directly, (b) 15,000 shares of common stock held by Mr. Seawell as Trustee of the Alexander Brooke Seawell Revocable Trust, (c) 115,000 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of March 17, 2026 and (d) 6,062 shares of common stock issuable upon the vesting and settlement of outstanding RSUs within 60 days of March 17, 2026.

(13)   Consists of (a) 16,266 shares of common stock held by Mr. Vicks directly, (b) 4,500 shares of common stock held in a custodial account established pursuant to the Uniform Transfer to Minors Act for which Mr. Vicks serves as custodian and (c) 6,062 shares of common stock issuable upon the vesting and settlement of outstanding RSUs within 60 days of March 17, 2026.

(14)   Consists of (a) 25,282 shares of common stock held by Mr. Tosheff directly and (b) 6,062 shares of common stock issuable upon the vesting and settlement of outstanding RSUs within 60 days of March 17, 2026.

(15)   Consists of (a) 10,981 shares of common stock held by Ms. Keane directly and (b) 6,062 shares of common stock issuable upon the vesting and settlement of outstanding RSUs within 60 days of March 17, 2026.

(16)   Consists of (a) 1,275,411 shares of common stock, (b) 643,434 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days of March 17, 2026 and (c) 48,496 shares of common stock issuable upon the vesting and settlement of outstanding RSUs within 60 days of March 17, 2026.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires the Company's directors, officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the year ended December 31, 2025, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except that one report covering one transaction was inadvertently filed late on behalf of Mr. Barron Anschutz by the Company, one report covering one transaction was inadvertently filed late on behalf of Mr. Thurmond by the Company, and one report covering one transaction was inadvertently filed late on behalf of Mr. Vintz by the Company.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis reviews the material elements of our 2025 executive compensation program, philosophy, policies and practices, and discusses compensation earned by our named executive officers in 2025. Our named executive officers for the year ended December 31, 2025 and their respective titles are set forth in the table below (our "Named Executive Officers"). No other individuals served as executive officers of the Company during 2025.

Name	Position
Stephen A. Vintz	Co-Chief Executive Officer
Mark Thurmond	Co-Chief Executive Officer
Matthew Brown	Chief Financial Officer

As previously disclosed, on April 16, 2025, the Company announced that the Board unanimously appointed Messrs. Vintz and Thurmond as Co-CEOs on a permanent basis. Mr. Vintz continued to serve as the Company's Chief Financial Officer until Mr. Brown joined the Company on August 21, 2025.

Executive Summary

Who We Are

We are a leading provider of exposure management solutions. Exposure management is an increasingly critical category that extends foundational vulnerability management capabilities to advance risk assessment and prioritization across the entire attack surface – from IT infrastructure and cloud environments to critical infrastructure and AI. Tenable unifies security visibility, insight and action across this attack surface, equipping modern organizations to quickly identify and close the cybersecurity gaps that erode business value, reputation and trust.

2025 Financial Highlights

- Revenue was $999.4 million, an 11% increase year-over-year.
- Calculated current billings was $1.049 billion, an 8% increase year-over-year.
- GAAP loss from operations was $9.2 million, compared to $6.9 million in 2024.
- Non-GAAP income from operations was $219.0 million, compared to $184.1 million in 2024.
- GAAP net loss was $36.1 million, compared to $36.3 million in 2024.
- GAAP net loss per share was $0.30, compared to $0.31 in 2024.
- Non-GAAP net income was $194.4 million, compared to $158.6 million in 2024.
- Non-GAAP diluted earnings per share was $1.59, compared to $1.29 in 2024.
- Cash and cash equivalents and short-term investments were $402.2 million at December 31, 2025, compared to $577.2 million at December 31, 2024.
- Net cash provided by operating activities was $266.8 million, compared to $217.5 million in 2024.
- Unlevered free cash flow was $277.0 million, compared to $237.8 million in 2024.
- Repurchased 7.9 million shares of our common stock for $247.5 million.

Refer to the Appendix for reconciliations of non-GAAP measures to comparable GAAP measures.

Executive Compensation Highlights

We seek to ensure that executive pay is tied to performance and long-term stockholder value creation. Based on our success in executing our strategic plan in a challenging environment, including progress by the executive leadership team on our engagement, inclusion and development initiatives, the Compensation Committee took the following key actions with respect to the compensation of our Named Executive Officers in 2025 and in early 2026:

- Base Salary Increases - We approved 6% base salary increases in 2025 for Messrs. Vintz and Thurmond in light of their and the Company's strong performance and to better align their salaries relative to our peers.

- Cash Bonuses - Our cash bonus structure generally mirrored that of prior years and incorporated revenue, unlevered free cash flow and bookings goals. Our target cash bonuses are expressed as a percentage of base salary paid out based on quarterly and annual attainment, and there were no changes to the target bonuses (as a percentage of base salary) for either Mr. Vintz or Mr. Thurmond as compared to 2024. Given our performance in these areas, cash bonuses for Messrs. Vintz and Thurmond were paid out in accordance with their plan formula at 99.9% of target. The prorated cash bonus for Mr. Brown was paid out in accordance with his plan formula at 97.8% of target.

- Long-Term Incentive Compensation - We deliver a substantial portion of our Named Executive Officers' target compensation opportunity through long-term incentive awards. In 2025, our long-term incentive program continued to consist of restricted stock units ("RSUs") subject to service-based vesting and performance restricted stock units ("PSUs") tied to achievement of specified financial performance goals and followed by additional service-based vesting. The at-risk, equity-based component of each of Mr. Vintz and Mr. Thurmond's target total direct compensation increased from an aggregate grant date value of $5.25 million and $5.1 million in 2024, respectively, to $11.0 million each in consideration of their increased duties in their roles as Co-CEOs and, their continued service as Chief Financial Officer (through August 2025) and Chief Operating Officer (through April 2025), respectively. As in 2024, PSUs represented 35% of the total target grant date value of each of Mr. Vintz and Mr. Thurmond's 2025 long-term incentive awards. In 2026, we further increased the PSU portion of our Named Executive Officers' annual long-term incentive awards to 50% of the target grant value, reinforcing our commitment to aligning executive compensation with long-term stockholder value creation and company performance. Mr. Brown received a new-hire RSU award with a grant date value of $7.0 million at the time of his commencement of employment with us, as described below under "2025 CFO New-Hire RSU Award."

2025 Target Total Direct Compensation Overview

For 2025, an average of 96% of Messrs. Vintz's and Thurmond's total reported compensation in their roles as Co-CEOs and also, for a portion of the year, as Chief Financial Officer and Chief Operating Officer, respectively, was at-risk through quarterly and annual bonuses earned and equity

incentives awarded, as reported in the Summary Compensation Table. Mr. Brown's 2025 compensation is not shown below given that he commenced employment in 2025.

Co-CEO Pay Mix



Base Salary 4%

Actual Bonus 3%

Equity Awards 93%

Listening to Our Stockholders

At our annual meeting of stockholders in 2025, we conducted an advisory vote on executive compensation, or a say-on-pay vote. Approximately 95% of the votes cast on the say-on-pay proposal supported the proposal. Our Compensation Committee reviewed the final vote results for the proposal and given the level of support, concluded that our compensation program provided a competitive performance package that incentivizes our Named Executive Officers and encourages their retention over the long term. Accordingly, the Compensation Committee determined not to make any significant changes to our executive compensation policies or decisions as a result of the vote. Our Compensation Committee will continue to monitor and continually evaluate our compensation program going forward in light of our stockholders' views and our transforming business needs. In addition to our annual advisory vote on executive compensation, we are committed to ongoing engagement with our stockholders on executive compensation and corporate governance issues.

Executive Compensation Policies and Practices

We endeavor to maintain appropriate pay-for-performance alignment and sound governance standards as we review and manage executive compensation policies and practices. The Compensation Committee evaluates our executive compensation program on a regular basis to ensure that it is consistent with our short-term and long-term goals given the dynamic nature of our business and the market in which we compete for executive talent. The following summarizes our key convictions with respect to executive compensation and related policies and practices:

What We Do

- ✓ Maintain an independent Compensation Committee.
- ✓ Retain an independent compensation advisor.
- ✓ Annual executive compensation strategy review.
- ✓ Include performance-based RSUs in our long-term incentive program.
- ✓ Multi-year vesting requirements for equity awards.
- ✓ "Double-trigger" change-in-control arrangements.
- ✓ Succession planning by full Board.
- ✓ Annual Say-on-Pay voting.
- ✓ Stock incentive plans and executive employment agreements that provide for forfeiture of equity awards and severance if an executive is terminated for cause, including due to misconduct that results in reputational harm to the Company.

What We Do Not Do

- × No guaranteed bonuses.
- × No tax "gross ups" on payments on future post-employment compensation arrangements.
- × No hedging or pledging of our equity securities.
- × No retirement and perquisite benefits to our executives that are not offered to employees generally.

Executive Compensation Philosophy and Objectives

Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance. To achieve these objectives, we believe that our executive compensation program should include short-term and long-term elements, including cash and equity compensation, and should reward consistent performance that meets or exceeds expectations. We evaluate both performance and compensation to make sure that the compensation provided to our executives remains competitive relative to compensation paid by companies of similar size operating in our industry, taking into account our relative performance, our strategic objectives, and the performance of the individual executive.

Consistent with this philosophy, we have designed our executive compensation program to achieve the following primary objectives:

- provide market competitive compensation and benefit levels that will attract, motivate, reward, and retain a highly talented team of executives within the context of responsible cost management;

- establish a direct link between our financial and operational results and strategic objectives and the compensation of our executives;

- align the interests and objectives of our executives with those of our stockholders by linking our executives' long-term incentive compensation opportunities to stockholder value creation and their cash incentives to our annual performance; and

- offer total compensation opportunities to our executives that, while competitive, are internally consistent.

Executive Compensation Design; Pay for Performance

The annual compensation arrangements for our Named Executive Officers consist of both fixed and "at risk" compensation elements which have been designed to align pay and performance.

Our fixed base salaries are designed to retain our executives by providing dependable and competitive annual income. In addition, we emphasize variable compensation through our short-term incentive cash bonus plan based on our Named Executive Officers attainment of pre-established short-term financial targets as determined from time to time by the Company and reviewed by our Board of Directors in connection with our annual operating plan, and "at-risk" compensation through our long-term equity incentive plan, which consists of service-vesting RSUs and PSUs.

We believe that service-based RSU awards are an appropriate long-term incentive compensation vehicle in so far as they expose our Named Executive Officers to fluctuations in our stock price, thereby aligning the interests of our Named Executive Officers and stockholders and incentivizing them to build sustainable long-term value for the benefit of our stockholders while satisfying our retention objectives. Since 2022, we have also incorporated PSUs into our long-term incentive plan in order to further tie pay to performance. For 2025, PSUs made up 35% of the total target grant date value of the long-term incentive grants for Messrs. Vintz and Thurmond. For our 2026 annual equity awards, PSUs comprise 50% of Named Executive Officer target equity value, reflecting our continued emphasis on performance-based compensation that directly ties executive pay outcomes to the achievement of key business objectives and stockholder returns.

These at-risk pay elements ensure that a substantial portion of our Named Executive Officers' target total direct compensation is contingent (rather than fixed) in nature, with the amounts ultimately payable commensurate with our actual performance.

Compensation Elements

In 2025, the principal elements of our executive compensation program, and the objective and key features of each element, were as follows:

Element	Type and Form of Element	Objective	Key Features
Base Salary	Fixed/Cash	Designed to attract and retain highly talented executives by providing financial stability and security for performing job responsibilities through a fixed amount that is market competitive and rewards performance	• Established initially through arm's-length negotiation at the time of hire and then reviewed annually at beginning of year • Factors considered include: executive's position, qualifications, experience, pre-hire salary level, the base salaries of our other executives, company and individual performance, retention objectives, a competitive market analysis, and recommendations of our Co-CEOs (for Named Executive Officers other than the Co-CEOs)
Short-Term Incentive	Variable/Cash Bonus	Designed to motivate and reward executives with financial incentives for achieving or exceeding rigorous quarterly and annual financial objectives related to our key business imperatives	• Target bonus amounts generally are reviewed annually at the beginning of year and determined based on various factors, including company and individual performance, a competitive market analysis, and recommendations of the Co-CEOs (for Named Executive Officers other than the Co-CEOs) • Bonus payments earned are determined after each quarter and the full-year • Bonus payments are generally dependent upon achievement of pre-established corporate financial objectives selected by our Compensation Committee from our annual operating plan reviewed by our Board of Directors.

| Long-Term Incentive | At risk/RSUs and PSUs | Designed to motivate and reward executives for successful long-term performance, align interests of executives and stockholders by motivating them to create sustainable long-term stockholder value, and encourage continued employment of executives over the long-term | • Annual award opportunities are generally reviewed and determined annually at beginning of the year or as appropriate during year for new hires, promotions, or other special circumstances
• Individual awards are determined based on various factors, including company and individual performance, retention value of outstanding equity holdings, competitive market analysis, and recommendations of our Co-CEOs (for Named Executive Officers other than the CEO)
• In 2025, continued to grant PSUs as part of the long-term incentive program in order to more closely tie together Named Executive Officer compensation and Company performance, in addition to RSUs with a four-year vesting requirement, with PSUs making up 35% of the total grant date fair value of the 2025 long-term incentive grants for Mr. Vintz and Mr. Thurmond
• Compensation Committee retains the discretion to grant other equity vehicles and use different vesting requirements or performance conditions for such awards |
| Other Compensation | Retirement and health and welfare benefits offered to all employees on the same terms | Employee benefits that promote employee savings and health and welfare, which assists in attracting and retaining our executives and employees | Indirect compensation element consisting of programs such as medical, vision, dental, life and disability insurance, as well as the 401(k) Plan (as defined below) with a company matching contribution and an ESPP (as defined below), and other plans and programs made available to all eligible employees |

Base Salary

In February 2025, the Compensation Committee reviewed the base salaries of our Co-CEOs, taking into consideration a competitive market analysis prepared by its compensation consultant, as well as the other factors described in "Compensation-Setting Process" below. Following this review, the Compensation Committee approved base salary increases, effective March 1, 2025, for Mr. Vintz and Mr. Thurmond in light of their and the Company's strong performance and to better align their salaries with the CEOs of our peers. Mr. Brown's base salary for 2025 was set in connection with and effective as of the commencement of his employment on August 21, 2025.

The following table sets forth the 2024 and 2025 annual base salaries of our Named Executive Officers.

Named Executive Officer	2024 Base Salary	2025 Base Salary	Percentage Adjustment
Mr. Vintz	428,500	455,000	6.2 %
Mr. Thurmond	428,500	455,000	6.2 %
Mr. Brown	—	455,000	—

The base salaries paid to our Named Executive Officers during 2025 are set forth in the Summary Compensation Table below.

Cash Bonuses

Cash bonuses are based upon a specific percentage of each participant's annual base salary and are paid, subject to goal attainment, in five equally weighted installments, following each quarter and a fifth payment following year-end.

We believe that paying bonuses throughout the year is the most effective way to motivate achievement of our short-term financial goals because quarterly and annual payments align with the time periods for which we provide external guidance to the investment community.

2025 Cash Bonus Structure

In February 2025, the Compensation Committee reviewed the target short-term cash incentive bonus opportunities of our Named Executive Officers in place for 2025, taking into consideration a competitive market analysis prepared by its compensation consultant, as well as the other factors described in "Compensation-Setting" below. Following this review, the Compensation Committee determined that their target short-term cash incentive bonus opportunities were competitive and they would remain unchanged as a percentage of their base salaries for each of Mr. Vintz and Mr. Thurmond. Mr. Brown's target short-term cash incentive bonus opportunity for 2025 was set in connection with and effective as of the commencement of his employment on August 21, 2025 and was prorated based on his start date.

Accordingly, the target short-term cash incentive bonus opportunities of our Named Executive Officers for 2025 were as follows:

Named Executive Officer	2025 Target Cash Bonus Opportunity	Target Percentage of Base Salary
Mr. Vintz	398,125	87.5 %
Mr. Thurmond	398,125	87.5 %
Mr. Brown[1]	123,535	75%

(1)   Mr. Brown's target cash bonus opportunity was prorated based on the number of days worked in the third quarter, fourth quarter, and annual bonus period beginning on his start date of August 21, 2025.

Consistent with the prior year, for 2025, our Compensation Committee established anticipated target goals for each performance metric based on the metrics used in our annual operating plan reviewed by our Board of Directors, with actual bonus payments at each periodic payment interval calculated by multiplying 20% of a participant's target cash bonus opportunity by the weighted average percentage attainment level of the applicable goals for each applicable quarter or full year. No payments are made if attainment is below 80% (increased from 75% in 2024) and the maximum payment is capped at 200% of the target amount. Our Compensation Committee determined to utilize the same performance metrics - Revenue, Unlevered Free Cash Flow, and Global Bookings - in 2025 as it had selected for our bonus program in 2024, but elected to increase the weighting of the Global Bookings metric from 33.33% to 50% (with a corresponding reduction in the combined weighting for Revenue and Unlevered Free Cash Flow from 66.67% to 50%) to reflect its importance as a key operating metric for the Company and to further align executive compensation with our business priorities. Accordingly, for 2025, the target performance goals for our Named Executive Officers were as follows, each of which exceeds prior year actual performance:

Performance Metric	Target Performance Level (in thousands)[1]	Weighting
Revenue + Unlevered Free Cash Flow [2]	$ 1,282,276	50 %
Global Bookings	[3]	50 %

(1)   The target performance level for each performance metric was adjusted to include the expected impact of Vulcan from February 7, 2025 and Apex from June 6, 2025 (dates of each acquisition) through the end of the year as approved by our Compensation Committee.

(2)   Unlevered Free Cash Flow is a non-GAAP measure. Refer to the Appendix for reconciliations of non-GAAP measures to comparable GAAP measures.

(3)   We have chosen not to disclose the target performance level for our Global Bookings performance measure as such information is proprietary in nature, the disclosure of which could result in competitive harm to the Company. For 2025, the Compensation Committee considered the target performance achievement levels for the bookings performance measure to be challenging, but achievable with significant effort requiring circumstances to align as projected. The Global Bookings target goal reflected a 12.8% increase over our actual bookings results from 2024.

For this purpose, each of the above metrics is defined as follows:

- Revenue - to be calculated in accordance with GAAP and as set forth in our quarterly and annual financial statements.

- Unlevered Free Cash Flow – to be calculated as free cash flow, defined as GAAP net cash flows from operating activities reduced by purchases of property and equipment, plus cash paid for interest and other financing costs, excluding payments for acquisition-related expenses.

- Global Bookings - to be calculated as sales of new and renewal subscription licenses, perpetual licenses and related first-year maintenance, and services and training, which are closed in a period. Global Bookings is based on annual contract value (ACV), whereby we include only the first-year contract value as booked in cases where a multi-year deal is prepaid.

Our Compensation Committee believed that, for purposes of the short-term cash incentive bonus plan, these were the most appropriate corporate performance measures to use because, in its view, they would provide meaningful indicators of our successful execution of our annual operating plan and our ability to enhance long-term value creation. In particular, we believe our Global Bookings levels are an effective measure of ACV, which management uses to measure the growth of our business.

2025 Cash Bonus Attainment

Our actual performance against the aggregate target level for the various corporate performance measures for each quarter and for the full year, as applicable, as well as the amounts received by each Named Executive Officer, were reviewed by the Compensation Committee in February 2026.

The following table provides information regarding the full year cash bonus payout level achieved by the Named Executive Officers during 2025:

Performance Metric	Actual Performance Level (in thousands)[1]	Percentage of Target
Revenue + Unlevered Free Cash Flow	$ 1,282,211	100.0 %
Global Bookings	[2]	97.3 %

(1)   The actual performance level for each performance metric includes the impact of Vulcan from February 7, 2025 and Apex from June 6, 2025 through the end of the year.

(2)   We have chosen not to disclose the performance level for our Global Bookings performance measure as such information is proprietary in nature, the disclosure of which could result in competitive harm to the Company. For 2025, the Compensation Committee considered the target performance achievement levels for the bookings performance measure to be challenging but achievable with significant effort requiring circumstances to align as projected. The Global Bookings performance attainment reflected a 9.7% increase over our actual Global Bookings results from 2024.

The following table provides information regarding the actual quarterly and full year cash bonuses earned by the Named Executive Officers during 2025:

Named Executive Officer	Performance Period	Target Quarterly/ Annual Bonus		Aggregate Weighted Average Achievement/ Payment Percentage	Actual Quarterly/ Annual Bonus	
Mr. Vintz	First Quarter	$	79,625	107.7 %	$	85,756
	Second Quarter		79,625	99.0 %		78,829
	Third Quarter		79,625	97.6 %		77,714
	Fourth Quarter		79,625	98.1 %		78,112
	Full Year		79,625	97.2 %		77,396
	Total 2025	$	398,125	99.9 %	$	397,807
Mr. Thurmond	First Quarter	$	79,625	107.7 %	$	85,756
	Second Quarter		79,625	99.0 %		78,829
	Third Quarter		79,625	97.6 %		77,714
	Fourth Quarter		79,625	98.1 %		78,112
	Full Year		79,625	97.2 %		77,396
	Total 2025	$	398,125	99.9 %	$	397,807
Mr. Brown [1]	First Quarter	$	—	— %	$	—
	Second Quarter		—	— %		—
	Third Quarter		30,416	97.6 %		29,686
	Fourth Quarter		68,250	98.1 %		66,953
	Full Year		24,869	97.2 %		24,173
	Total 2025	$	123,535	97.8 %	$	120,812

[1]   Mr. Brown commenced employment as our Chief Financial Officer during the third quarter of 2025. Thus, he was not eligible to receive quarterly bonuses for the first and second quarters, received a prorated quarterly bonus with respect to the third quarter and received a prorated full year bonus, in each case, based on his employment start date.

The cash bonus payments made to our Named Executive Officers for 2025 are set forth in the Summary Compensation Table below.

Long-Term Incentive Compensation

We have historically granted equity compensation to our Named Executive Officers primarily in the form of RSU awards or stock options. The Compensation Committee introduced PSUs for our Named Executive Officers beginning in 2022. For 2025, as part of its annual compensation review, the Compensation Committee determined to continue granting a mix of equity awards, 65% in the form of RSUs and 35% in the form of PSUs (based on total target grant date values). Each RSU and PSU granted represents a contingent right to receive one share of our common stock for each unit that ultimately vests. In February 2025, in consultation with Compensia, its independent compensation consultant, the Compensation Committee reviewed Messrs. Vintz's and Thurmond's compensation packages in light of their expanded responsibilities as Co-CEOs, their continued service in their then-current roles as Chief Financial Officer and Chief Operating Officer, respectively,

and their strong performance to-date in leading our organization. In conducting this review, the Compensation Committee considered their heightened enterprise-wide accountability as Co-CEOs and the importance of retaining both leaders during a critical leadership transition. Taking these considerations into account, along with the other factors described in "Compensation-Setting Process" below, the Compensation Committee approved the grant of RSU and PSU awards to each of Mr. Vintz and Mr. Thurmond with an aggregate grant date value of $11.0 million, which the Compensation Committee determined was consistent with our compensation philosophy and desired level of market competitiveness. In August 2025, the Compensation Committee approved the grant of a new-hire RSU award to Mr. Brown in connection with the commencement of his employment, as further described below under "2025 CFO New-Hire RSU Award."

The 2025 RSU and/or PSU awards, as applicable, granted to our Named Executive Officers are summarized in the table below:

Named Executive Officer	Restricted Stock Unit Award (shares)	Restricted Stock Unit Award (grant date fair value)	Performance Stock Unit Award (target shares)	Performance Stock Unit Award (target grant date fair value)	Total Grant Date Fair Value	Total Year-over-Year Change
Mr. Vintz	186,343	$ 7,149,981	100,338	$ 3,849,969	$ 10,999,950	109.5 %
Mr. Thurmond	186,343	7,149,981	100,338	3,849,969	10,999,950	116.8 %
Mr. Brown	232,712	6,999,977	—	—	6,999,977	— %

2025 Co-CEO RSU Awards

RSU awards serve as an incentive that is aligned with the long-term interests of our stockholders because their value increases (or decreases) with any change in the value of the underlying shares. Further, RSUs serve our retention objectives because they are subject to a multi-year vesting requirement based on continued service. The RSU awards granted to Messrs. Vintz and Thurmond in February 2025 vest over a four-year period, with 25% of the total number of units subject to the award vesting on August 22, 2025, 25% of the total number of units subject to the award vesting on February 22, 2026, and 1/24th of the total number of units subject to the award vesting in quarterly installments over the following three years, contingent upon the Named Executive Officer's continued employment by us through each applicable vesting date.

2025 Co-CEO PSU Awards

For 2025, PSUs represented 35% of the equity award mix for Messrs. Vintz and Thurmond (based on total target grant date values). Because PSUs are only earned upon achievement of key performance goals that drive our business and our stockholder value, the Compensation Committee believes that these awards increase the alignment between the interests of our executive officers and stockholders and reinforce the Company's pay for performance philosophy.

The PSU awards were subject to the achievement of (i) pre-established target levels for Global Bookings (weighted 50%) and Revenue + Unlevered Free Cash Flow (weighted 50%) during the one-year performance period beginning on January 1, 2025, and (ii) a service-based vesting requirement, with 25% of the total number of PSUs earned based on the Compensation Committee's certification of performance achievement, vesting on February 25, 2026, and the remainder vesting quarterly over the following three years, subject to the Named Executive Officer's continuous service through each applicable vesting date. The vesting of the PSUs may accelerate upon certain change in control events or due to death or disability of the recipient.

For purposes of the PSU awards, Global Bookings, Revenue and Unlevered Free Cash Flow have the same definitions set forth above under "Cash Bonuses." The Compensation Committee selected these performance measures based on its belief that they were the best indicators of our successful execution of our annual operating plan and our ability to enhance long-term value creation. Our Compensation Committee determined to utilize the same performance measures for PSUs granted in 2025 as it had selected for PSUs granted in 2024, but elected to increase the weighting of the Global Bookings metric from 33.33% to 50% (with a corresponding reduction in the combined weighting for Revenue and Unlevered Free Cash Flow from 66.67% to 50%) to reflect its importance as a key operating metric for the Company and to further align executive compensation with our business priorities.

The number of units (and, correspondingly, the number of shares) that could be earned under the PSU awards ranged from 0% to 200% of the target number of PSUs granted, subject to the service-based vesting requirement described above. The levels of performance required to earn the target number of PSUs were approved by the Compensation Committee at the time of grant as follows:

Global Bookings and Revenue + Unlevered Free Cash Flow	Achievement Percentage	Payout Percentage[1]
Maximum	125 %	200%
Target	100 %	100%
Threshold	80 %	60 %
<Threshold	<80 %	0%

(1) In the event of actual performance between the threshold and target, or between the target and maximum, performance levels, the payout percentage would be calculated between each designated segment on a linear basis.

The threshold performance level for each corporate performance measure was the minimum performance level that had to be achieved before the performance-vesting condition would be satisfied with respect to any PSUs. If the threshold performance level was not achieved, then no PSUs would become eligible to vest with respect to that measure. The Compensation Committee viewed these performance levels as challenging, but achievable with significant effort requiring circumstances to align as projected.

In February 2026, the Compensation Committee determined that, for 2025, our corporate performance measures were achieved as follows, resulting in an aggregate weighted payment percentage of 97.2% with respect to the PSUs:

Corporate Performance Measure	Measure Achieved[1]	Percentage of Target Measure Achieved [2]	Scaled Payment Percentage	Plan Weight	Weighted Payment Percentage
Revenue + Unlevered Free Cash Flow	1,282,211	100.0 %	100.0 %	50.0 %	50.0 %
Global Bookings	[3]	97.3 %	94.5 %	50.0 %	47.2 %
Total					97.2 %

(1) The actual performance levels for each performance metric includes the impact of Vulcan from February 7, 2025 and Apex from June 6, 2025 through the end of the year.

(2) The target performance level for each performance metric was adjusted to include the expected impact of Vulcan from February 7, 2025 and Apex from June 6, 2025 through the end of the year as approved by our Board of Directors.

(3)   We have chosen not to disclose the target performance level for our Global Bookings performance measure as such information is proprietary in nature, the disclosure of which could result in competitive harm to the Company. For 2025, the Compensation Committee considered the target performance achievement levels for the bookings performance measure to be challenging but achievable with significant effort requiring circumstances to align as projected. The Global Bookings performance attainment reflected a 9.7% increase over our actual Global Bookings results from 2024.

Accordingly, the number of PSUs that were earned based on performance by Messrs. Vintz and Thurmond are:

Named Executive Officer	Number of 2025 PSUs Eligible to Service-Vest
Mr. Vintz	97,528
Mr. Thurmond	97,528
Mr. Brown	—

2025 CFO New-Hire RSU Award

In connection with Mr. Brown's appointment as Chief Financial Officer on August 21, 2025, after assessing the factors described in "Compensation-Setting Process" below and in consultation with Compensia, the Compensation Committee approved the grant of a new-hire RSU award to Mr. Brown with an aggregate grant date value of $7.0 million. In determining the size of the award, the Compensation Committee considered the scope and strategic importance of the Chief Financial Officer role, Mr. Brown's experience and expected contributions, competitive market data for similarly situated executives, and the Compensation Committee's objective of providing a meaningful long-term equity incentive aligned with stockholder interests. Mr. Brown's new-hire RSU award vests in 16 equal quarterly installments over a four-year period from his employment start date, contingent upon Mr. Brown's continued employment by us through each applicable vesting date. Mr. Brown did not receive any PSUs in 2025.

The equity awards granted to our Named Executive Officers in 2025 are set forth in the Summary Compensation Table and the Grants of Plan-Based Awards Table below.

Health and Welfare, Retirement and ESPP Benefits

Our Named Executive Officers are eligible to receive the same health and welfare benefits that are generally available to all full-time, salaried employees, subject to the satisfaction of certain eligibility requirements, including medical, dental, and vision insurance, business travel insurance, an employee assistance program, health and dependent care flexible spending accounts, basic life insurance, accidental death and dismemberment insurance, short-term and long-term disability insurance, commuter benefits, and reimbursement for mobile phone coverage.

Our Named Executive Officers are also eligible to participate in our 401(k) retirement plan (the "401(k) Plan") that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. For 2025, during each pay period, we made matching contributions to all participating employees for each $1.00 of an employee's contribution under the 401(k) Plan, up to a maximum of 4% of the employee's eligible earnings, subject to annual limitations.

We provide additional long-term equity incentives through the 2018 Employee Stock Purchase Plan (the "ESPP"), which became effective in connection with our initial public offering in July 2018. The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Generally, all of our regular employees (including our Named Executive Officers

during their employment with us) may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Each offering will have one or more purchase dates on which our common stock will be purchased for employees participating in the offering. Unless otherwise determined by our Compensation Committee, shares are purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of our common stock on the first date of an offering or (b) 85% of the fair market value of our common stock on the date of purchase.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not offer perquisites or other personal benefits to our Named Executive Officers, apart from those generally made available to our employees or in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make him or her more efficient and effective, and for recruitment and retention purposes. During 2025, none of our Named Executive Officers received perquisites or other personal benefits that were, in the aggregate, $10,000 or more for each individual.

Compensation-Setting Process

Role of Compensation Committee

The Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of our Named Executive Officers, including by overseeing our compensation and benefits policies generally, and overseeing and evaluating the compensation plans, policies, and practices applicable to our Named Executive Officers. In so doing, the Compensation Committee reviews our Named Executive Officers' base salary levels, cash bonus targets, and long-term incentive compensation and all related performance criteria at the beginning of each year, or more frequently as warranted. Compensation adjustments to base salary are generally effective as of March 1 and changes to target bonus amounts are generally effective at the beginning of the year. The Compensation Committee also makes compensation recommendations for the non-employee members of our Board of Directors to our full Board of Directors for their review and approval.

The Compensation Committee retains a compensation consultant (as described below) to provide support in its review and assessment of our executive compensation program.

Factors Used in Determining Executive Compensation

In making decisions about the compensation of our Named Executive Officers in 2025, the members of the Compensation Committee did not establish a specific target or benchmark against our peers for each executive and instead took a holistic approach, relying primarily on their general experience and consideration of various factors, including the following:

- our executive compensation program objectives;
- our performance against the financial, operational, and strategic objectives established by the Compensation Committee and our Board of Directors;
- each individual Named Executive Officer's knowledge, skills, experience, qualifications, and tenure relative to other similarly situated executives at the companies in our compensation peer group;
- the scope of each Named Executive Officer's role and responsibilities compared to other similarly situated executives at the companies in our compensation peer group;

- the prior performance of each individual Named Executive Officer, based on a subjective assessment of such Named Executive Officer's contributions to our overall performance, ability to lead such Named Executive Officer's business unit or function, and work as part of a team, all of which reflect our core values;
- the potential of each individual Named Executive Officer to contribute to our long-term financial, operational, and strategic objectives;
- the value of each Named Executive Officer's target total direct compensation opportunity (the sum of base salary, cash bonus opportunity and equity awards);
- our financial performance relative to our peers;
- the compensation practices of our compensation peer group and the positioning of each Named Executive Officer's compensation in a ranking of peer company compensation levels based on an analysis of competitive market data;
- the recommendations of Compensia; and
- the recommendations of our Co-CEOs with respect to the compensation of our Named Executive Officers (except with respect to their own compensation).

The Compensation Committee does not weigh these factors in any predetermined manner or formulaically, nor is any single factor determinative in setting compensation levels or making compensation decisions. In addition, we have not adopted any formal policies or employed guidelines for allocating compensation between current and long-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. Instead, the members of the Compensation Committee consider the above and other information in light of their individual experience, knowledge of the Company, knowledge of the competitive market, knowledge of each Named Executive Officer, and business judgment in making their decisions.

Role of Management

In discharging its responsibilities, the Compensation Committee works with members of our management who provide information on corporate and individual performance, market compensation data, and other compensation related matters.

In addition, our Compensation Committee generally seeks the input of our Co-CEOs with respect to possible adjustments to annual cash compensation, long-term incentive compensation opportunities and other compensation-related matters for our other Named Executive Officers based on their evaluation of such Named Executive Officers' performance for the prior year. Our Co-CEOs also attended meetings of our Board of Directors and the Compensation Committee at which executive compensation matters were addressed, but were not present during discussions involving their own compensation.

Role of Compensation Consultant

The Compensation Committee has retained an independent compensation consultant, Compensia, to advise on executive compensation matters, including competitive market pay practices for our Named Executive Officers, and to assist with the data analysis and development of the compensation peer group. During 2025, Compensia attended the meetings of the Compensation Committee (both with and without management present) as requested and provided various services to assist the Compensation Committee in carrying out its duties. Under this engagement, Compensia reported directly to the Compensation Committee Chair and also coordinated with our management for data collection, job matching for our executives and feedback on PSU design and compensation decisions. In 2025, Compensia did not provide any other services to us other than those done on behalf of the Compensation Committee.

In 2025, the Compensation Committee evaluated the independence of Compensia as a compensation consultant and, based on this review, determined that no conflict of interest was raised as a result of the work performed by Compensia or the individual compensation advisors employed by Compensia. In reaching this conclusion, the Compensation Committee considered applicable SEC rules and regulations and the corresponding Nasdaq independence factors regarding compensation advisor independence.

Risk Management

Each year, with the help of our independent compensation consultant, our Compensation Committee reviews whether our compensation policies and practices encourage executives or other employees to take unnecessary or unreasonable risks that could threaten the long-term value of the Company, or that are reasonably likely to have a material adverse effect. The Compensation Committee believes that our practices adequately manage this risk in so far as it:

- adopts an appropriate pay philosophy;
- uses an appropriate, objectively selected peer group to support decision-making;
- reflects risk-mitigating design and governance practices in key areas;
- incentivizes execution on our business strategy;
- is appropriately balanced, with potential for reward based on long-term company performance; and
- reviews actual pay delivery from performance-based incentives to confirm the rigor of goal setting and the alignment with performance.

Competitive Positioning

For purposes of assessing our executive compensation against the competitive market, the Compensation Committee reviews and considers the compensation levels and practices of a select group of peer companies as well as data drawn from the Radford Global Technology Survey. The Compensation Committee reviews our compensation peer group at least annually with the assistance of Compensia and makes adjustments to its composition if warranted, taking into account changes in both our business and the businesses of the companies in the peer group.

When reviewing the peer group in November 2024, Compensia and the Compensation Committee used the following criteria to identify companies reasonably similar to us in terms of revenue, market capitalization, and industry focus:

- then-publicly-traded companies headquartered in the United States and traded on a major United States stock exchange;
- companies in the information technology industry;
- companies with similar revenues - within a range of approximately 0.33x to approximately 3.0x of our last four quarters' revenue of approximately $826 million (approximately $270 million to $2.5 billion);
- companies with similar market capitalizations - within a range of approximately 0.33x to approximately 3.0x of our then market capitalization of approximately $5.0 billion (approximately $1.6 billion to approximately $14.9 billion);
- companies in the Internet/network security software sector; and
- companies with revenue growth generally greater than 20%.

Based on the foregoing assessment, the Compensation Committee approved a compensation peer group for use in 2025 consisting of the following companies:

Blackbaud (BLKB)	Five9 (FIVN)	Rapid7 (RPD)
Blackline (BL)	Gitlab (GTLB)	SentinelOne (S)
Box (BOX)	Guidewire Software (GWRE)	Smartsheet*
Commvault Systems (CVLT)	HashiCorp (HCP)	Sprinklr (CXM)
Confluent (CFLT)	Paylocity Holding (PCTY)	Varonis Systems (VRNS)
Dynatrace (DT)	Q2 Holdings (QTWO)	Workiva (WK)
Elastic N.V. (ESTC)	Qualys (QLYS)	

*Became privately held in 2025.

Employment Arrangements

We have entered into written employment agreements with each of our Named Executive Officers upon their commencement of employment with us. In August 2025, we entered into an amended employment agreement with each of Mr. Vintz and Mr. Thurmond. These amended employment agreements reflect a standardized approach for the payment of severance and change in control payments and benefits to Messrs. Vintz and Thurmond. Under this approach, the post-employment compensation arrangements of Messrs. Vintz and Thurmond were established on a uniform basis and at levels that generally align with current market practice. In August 2025, we also entered into a substantially similar written employment agreement with Mr. Brown upon his joining the Company as our Chief Financial Officer.

For detailed descriptions of the latest employment agreements with our Named Executive Officers, see Potential Payments upon Termination or Change in Control below.

Post-Employment Compensation

Under their current employment agreements, our Named Executive Officers are eligible for certain benefits in the event of their termination of employment by virtue of death or disability and in the event of an involuntary termination of employment, including an involuntary termination of employment in connection with a change in control of the Company. We believe that these benefits are representative of market practice and therefore are necessary to motivate and retain our Named Executive Officers.

These arrangements provide reasonable compensation to each Named Executive Officer if he leaves our employ under certain circumstances to facilitate his transition to new employment. Further, in some instances we seek to mitigate any potential employer liability and avoid future disputes or litigation by requiring a departing Named Executive Officer to execute and deliver an effective general release of claims in favor of the Company in a form acceptable to us as a condition to receiving post-employment compensation payments or benefits. We also believe that these arrangements help maintain the continued focus and dedication of our Named Executive Officers to their assigned duties to maximize stockholder value if there is a potential transaction that could involve a change in control of the Company.

Under their current employment agreements, all payments and benefits in the event of a change in control of the Company are payable only if there is a subsequent loss of employment by a Named Executive Officer (a so-called "double-trigger" arrangement). In the case of the acceleration of vesting

of outstanding equity awards, we use this double-trigger arrangement to protect against the loss of retention value following a change in control of the Company and to avoid windfalls, both of which could occur if vesting of either equity or cash-based awards accelerated automatically as a result of the transaction.

We do not use excise tax payments (or "gross-ups") relating to a change in control of the Company and have no such obligations in place with respect to any of our Named Executive Officers.

We believe that having in place reasonable and competitive post-employment compensation arrangements, including in the event of a change in control of the Company, are essential to attracting and retaining highly qualified executives. The Compensation Committee does not consider the specific amounts payable under the post-employment compensation arrangements when determining the annual compensation for our Named Executive Officers. We do believe, however, that these arrangements are necessary to offer compensation packages that are competitive.

For detailed descriptions of the post-employment compensation arrangements with our Named Executive Officers, as well as an estimate of the potential payments and benefits payable under these arrangements, see Potential Payments upon Termination or Change in Control below.

Other Compensation Policies

Hedging and Pledging Prohibitions

Under our Insider Trading Policy, our employees (including officers), members of our Board of Directors, and consultants are prohibited from engaging in short sales, transactions in put or call options, hedging transactions, margin accounts, pledges, or other inherently speculative transactions with respect to our stock.

Compensation Recoupment Policy

In November 2023, in order to comply with SEC rules under Section 10D-1 of the Exchange Act and Nasdaq listing standards, the Compensation Committee adopted the Company's Incentive Compensation Recoupment Policy replacing the Company's previous Policy for Recoupment of Incentive Compensation, which was adopted in February 2022. Under the Incentive Compensation Recoupment Policy, in the event of an accounting restatement the Compensation Committee, as the committee of the Board responsible for administering the policy, is authorized to recover certain incentive-based compensation paid to an executive officer of the Company on or after October 2, 2023 to the extent such incentive-based compensation was erroneously paid on the basis of financial results in respect of any of our three most recently completed fiscal years preceding the restatement.

Tax and Accounting Considerations

The Compensation Committee takes the applicable tax and accounting requirements into consideration in designing and overseeing our executive compensation program.

Deductibility of Executive Compensation

In determining executive compensation, the Compensation Committee also considers, among other factors, the possible tax consequences to the Company and its executives. To maintain maximum flexibility in designing compensation programs, the Compensation Committee, while considering company tax deductibility as one of its factors in determining compensation, will not limit compensation to those levels or types of compensation that are intended to be deductible.

Under Section 162(m) of the Code ("Section 162(m)"), compensation paid to each of the Company's "covered employees" that exceeds $1 million per taxable year is generally non-deductible.

Although the Compensation Committee will continue to consider tax implications as one factor in determining executive compensation, the Compensation Committee also looks at other factors in making its decisions and retains the flexibility to provide compensation for the Company's named executive officers in a manner consistent with the goals of the Company's executive compensation program and the best interests of the Company and its stockholders, which may include providing for compensation that is not deductible by the Company due to the deduction limit under Section 162(m).

Accounting for Stock-Based Compensation

The Compensation Committee takes accounting standards into consideration in designing compensation plans and arrangements for our executives and other employees. Chief among these is Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"), the standard that governs the accounting treatment of certain stock-based compensation. Among other things, ASC Topic 718 requires us to record a compensation expense in our income statement for all equity awards granted to our executives and other employees. This compensation expense is based on the grant date "fair value" of the equity award and, in most cases, will be recognized ratably over the award's requisite service period (which, generally, will correspond to the award's vesting schedule). This compensation expense is also reported in the compensation tables below, even though recipients may never realize any value from their equity awards.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding compensation awarded to, earned by and paid to our Named Executive Officers with respect to the years ended December 31, 2023, 2024 and 2025.

Name and Principal Position	Year	Salary	Stock Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total
Stephen A. Vintz Co-Chief Executive Officer; Former Chief Financial Officer	2025	$ 450,583	$ 10,999,950	$ 397,807	$ 14,000	$11,862,340
	2024	426,083	5,249,962	368,940	13,800	6,058,785
	2023	414,000	4,699,929	351,744	13,200	5,478,873
Mark Thurmond Co-Chief Executive Officer; Former Chief Operating Officer	2025	450,583	10,999,950	397,807	9,615	11,857,955
	2024	426,083	5,074,944	368,940	9,872	5,879,839
	2023	414,000	3,424,954	351,744	9,950	4,200,648
Matthew Brown Chief Financial Officer[4]	2025	164,937	6,999,977	120,812	5,287	7,291,013

(1)   This column reflects the aggregate grant date fair value of RSUs and PSUs granted during the year measured pursuant to ASC Topic 718. This calculation assumes that the Named Executive Officer will perform the requisite service for the award to vest in full as required by SEC rules. The PSUs must satisfy both a performance-based requirement and a service-based requirement to vest. Accordingly, the grant date fair value of the PSUs is based upon achieving the target performance conditions on the grant date. Assuming maximum performance conditions are achieved, the total value of stock awards granted in 2025 to each of Messrs. Vintz and Thurmond would be $14,849,919.

The amounts reported do not reflect the actual economic value that will be realized by the Named Executive Officer upon vesting of the RSU or PSU or the sale of common stock underlying such RSUs or PSUs. The assumptions we used in valuing RSUs and PSUs are described in Note 10 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025.

(2)   These amounts reflect the cash awards paid under the short-term cash incentive bonus plan for performance during the applicable year. See the Compensation Discussion and Analysis for a more complete description of how the cash bonuses were determined for the year ended December 31, 2025.

(3)   These amounts include company matching contributions under our 401(k) Plan.

(4)   Mr. Brown joined the company as Chief Financial Officer in August 2025.

Grants of Plan-Based Awards

The following table provides information on cash-based performance awards and restricted stock unit awards in 2025 to our Named Executive Officers. There can be no assurance that the Grant Date Fair Value, as listed in this table, of the Stock Awards will ever be realized. These Grant Date Fair Value amounts are also included in the "Stock Awards" column of the Summary Compensation Table.

Name	Type of Award[2]	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[3]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Stephen A. Vintz	STI	(4)	$ 238,875	$ 398,125	$ 796,250					
	PSU	2/21/2025				60,202	100,338	200,676		$ 3,849,969
	RSU (5)	2/21/2025							186,343	7,149,981
Mark Thurmond	STI	(4)	238,875	398,125	796,250					
	PSU	2/21/2025				60,202	100,338	200,676		3,849,969
	RSU (5)	2/21/2025							186,343	7,149,981
Matthew Brown	STI	(4)	74,121	123,535	247,070					
	RSU (6)	8/21/2025							232,712	6,999,977

(1)   PSUs granted under our 2018 Equity Incentive Plan were subject to the achievement of (i) pre-established target levels for Global Bookings (weighted 50%) and Revenue + Unlevered Free Cash Flow (weighted 50%) during the one-year performance period beginning on January 1, 2025, and (ii) a service-based vesting requirement, with 25% of the shares subject to the PSU award vesting on February 25, 2026, and the remainder continuing to vest in equal quarterly installments over three years thereafter, in each case subject to the recipient's continued service, and subject to accelerated vesting in specified circumstances. The amount shown reflects the share amounts, specifically the threshold, target and the maximum potential awards of PSUs granted. The material terms of the PSUs are further described in "Compensation Discussion and Analysis-Compensation Elements-Long-Term Incentive Compensation."

(2)   For purposes of this table, "STI" means our short-term cash incentive bonus plan.

(3)   The grant date fair value is computed in accordance with FASB ASC Topic 718 for PSUs and RSUs granted during the year.

(4)   These rows represent possible payouts pursuant to the short-term cash incentive bonus plan for 2025. For 2025, the short-term cash incentive bonus plan included a minimum threshold of 80% (which would result in a payment of 60% of target) of each quarterly and annual short-term cash incentive bonus opportunity and was capped at 200% of the target amount. Mr. Brown's target cash bonus opportunity was prorated based on the number of days worked in the third quarter, fourth quarter, and annual bonus period beginning on his start date of August 21, 2025. For more information about these payments, see the Compensation Discussion and Analysis.

(5)   RSUs granted under our 2018 Equity Incentive Plan vest 25% on August 22, 2025, 25% on February 22, 2026 and quarterly thereafter for the following three years. Each award is settled in shares of common stock on each vesting date, subject to the recipient's continued service with the company through the applicable vesting date and subject to accelerated vesting in specified circumstances.

(6)   RSUs granted under our 2018 Equity Incentive Plan vest in equal quarterly installments over four years, with the first vest occurring on November 21, 2025. Each award is settled in shares of common stock on each vesting date, subject to the recipient's continued service with the company through the applicable vesting date and subject to accelerated vesting in specified circumstances.

Outstanding Equity Awards

The following table sets forth certain information about outstanding equity awards granted to our Named Executive Officers that were outstanding as of December 31, 2025.

		Option Awards[1]				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price[2]	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested[3]
Stephen A. Vintz	6/30/2016	105,000	—	$ 4.15	6/30/2026		
	6/21/2018	423,434	—	16.21	6/21/2028		
	2/23/2022	—	—			5,316 (4)	$ 125,085
	2/23/2022	—	—			1,882 (5)	44,283
	2/22/2023	—	—			25,476 (6)	599,450
	2/22/2023	—	—			7,979 (7)	187,746
	2/22/2024	—	—			40,670 (8)	956,965
	2/22/2024	—	—			21,112 (9)	496,765
	2/21/2025	—	—			139,758 (10)	3,288,506
	2/21/2025	—	—			100,338 (11)	2,360,953
Mark Thurmond	2/23/2022	—	—			3,857 (4)	90,755
	2/23/2022	—	—			1,365 (5)	32,118
	2/22/2023	—	—			18,565 (6)	436,834
	2/22/2023	—	—			5,816 (7)	136,850
	2/22/2024	—	—			39,312 (8)	925,011
	2/22/2024	—	—			20,407 (9)	480,177
	2/21/2025	—	—			139,758 (10)	3,288,506
	2/21/2025	—	—			100,338 (11)	2,360,953
Matthew Brown	8/21/2025	—	—			218,168 (12)	5,133,493

(1)   All of the options listed in the table were granted under our 2016 Stock Incentive Plan.

(2)   All of the options listed in the table were granted with a per share exercise price equal to or above the fair market value of one share of our common stock on the date of grant, as determined in good faith by our Board of Directors.

(3)   Represents the market value of the RSU or PSU based on the closing price of our common stock of $23.53 per share on December 31, 2025.

(4)   Granted under our 2018 Equity Incentive Plan. 25% of the shares subject to the RSU award vested on February 23, 2023, and the remainder continue to vest in equal quarterly installments over three years thereafter, in each case subject to the recipient's continued service, and subject to accelerated vesting in specified circumstances.

(5)   Granted under our 2018 Equity Incentive Plan. The PSU awards are subject to the achievement of (i) pre-established target levels for global bookings (weighted 33.33%) and revenue + unlevered free cash flow (weighted 66.67%) during the one-year performance period beginning on January 1, 2022, and (ii) a service-based vesting requirement, with 25% of the shares subject to the PSU award vested on February 23, 2023, and the remainder continue to vest in equal quarterly installments over three years thereafter, in each case subject to the recipient's continued service, and subject to accelerated vesting in specified circumstances. The performance period for the PSU awards ended as of December 31, 2022.

(6)   Granted under our 2018 Equity Incentive Plan. 25% of the shares subject to the RSU award vested on February 22, 2024, and the remainder continue to vest in equal quarterly installments over three years thereafter, in each case subject to the recipient's continued service, and subject to accelerated vesting in specified circumstances.

(7)   Granted under our 2018 Equity Incentive Plan. The PSU awards are subject to the achievement of (i) pre-established target levels for global bookings (weighted 33.33%) and revenue + unlevered free cash flow (weighted 66.67%) during the one-year performance period beginning on January 1, 2023, and (ii) a service-based vesting requirement, with 25% of the shares subject to the PSU award vested on February 22, 2024, and the remainder continue to vest in equal quarterly installments over three years thereafter, in each case subject to the recipient's continued service, and subject to accelerated vesting in specified circumstances. The performance period for the PSU awards ended as of December 31, 2023.

(8)   Granted under our 2018 Equity Incentive Plan. 25% of the shares subject to the RSU award vested on February 22, 2025, and the remainder continue to vest in equal quarterly installments over three years thereafter, in each case subject to the recipient's continued service, and subject to accelerated vesting in specified circumstances.

(9)   Granted under our 2018 Equity Incentive Plan. The PSU awards are subject to the achievement of (i) pre-established target levels for global bookings (weighted 33.33%) and revenue + unlevered free cash flow (weighted 66.67%) during the one-year performance period beginning on January 1, 2024, and (ii) a service-based vesting requirement, with 25% of the shares subject to the PSU award vested on February 22, 2025, and the remainder continuing to vest in equal quarterly installments over three years thereafter, in each case subject to the recipient's continued service, and subject to accelerated vesting in specified circumstances. The performance period for the PSU awards ended as of December 31, 2024.

(10)   RSUs granted under our 2018 Equity Incentive Plan vested 25% on August 22, 2025, 25% on February 22, 2026 and quarterly thereafter for the following three years. Each award is settled in shares of common stock on each vesting date, subject to the recipient's continued service with the company through the applicable vesting date and subject to accelerated vesting in specified circumstances.

(11)   Granted under our 2018 Equity Incentive Plan. The PSU awards are subject to the achievement of (i) pre-established target levels for global bookings (weighted 50%) and revenue + unlevered free cash flow (weighted 50%) during the one-year performance period beginning on January 1, 2025, and (ii) a service-based vesting requirement, with 25% of the shares subject to the PSU award vesting on February 25, 2026, and the remainder continuing to vest in equal quarterly installments over three years thereafter, in each case subject to the recipient's continued service, and subject to accelerated vesting in specified circumstances. The performance period for the PSU awards ended as of December 31, 2025.

(12)   RSUs granted under our 2018 Equity Incentive Plan vest in equal quarterly installments over four years, with the first vest occurring on November 21, 2025. Each award is settled in shares of common stock on each vesting date, subject to the recipient's continued service with the company through the applicable vesting date and subject to accelerated vesting in specified circumstances.

Options Exercised and Stock Vested

The following table shows information regarding the exercise of options and the vesting of stock previously granted to our Named Executive Officers during 2025.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Stephen A. Vintz	—	—	156,005	5,085,327
Mark Thurmond	—	—	137,971	4,499,481
Matthew Brown	—	—	14,544	379,017

(1)   The dollar amounts shown are determined by multiplying the number of shares that vested by the per share closing price of our common stock on the vesting date.

Employment Agreements with Our Named Executive Officers

Mr. Vintz and Mr. Thurmond

We entered into an offer letter with Mr. Vintz in October 2014, an amended and restated employment agreement in February 2019, and an amendment to the employment agreement in August 2025, following his appointment as permanent Co-CEO in April 2025. Pursuant to the terms of his employment agreement, as amended, Mr. Vintz's employment is at will and may be terminated at any time by us or Mr. Vintz. The employment agreement provided for an initial annual base salary and bonus target, each subject to increase by the Board or Compensation Committee. In connection with entering into his employment agreement, Mr. Vintz also entered into an intellectual property, non-disclosure and non-solicitation agreement with us.

We entered into an employment agreement with Mr. Thurmond in January 2020 and an amendment to the employment agreement in August 2025, following his appointment as permanent Co-CEO in April 2025. Pursuant to the terms of his employment agreement, as amended, Mr. Thurmond's employment is at will and may be terminated at any time by us or Mr. Thurmond. The employment agreement provided for an initial base salary and bonus target, each subject to increase by the Board or Compensation Committee. The employment agreement also provided for a one-time signing bonus and an annual equity award target which is subject to the discretion of the Board or the Compensation Committee. In connection with entering into his employment agreement, Mr. Thurmond also entered into an intellectual property, non-disclosure and non-solicitation agreement with us.

Under the employment agreements currently in effect with Messrs. Vintz and Thurmond, if the Named Executive Officer is terminated without cause or resigns for good reason (each as defined in the amended and restated employment agreement), provided the Named Executive Officer signs and does not revoke a separation agreement that includes a release of claims, the Named Executive Officer is eligible to receive 18 months of continued base salary, payment by the Company of the employer-portion of premiums for continued group health coverage for up to 12 months following termination, and a lump sum cash payment equal to the Named Executive Officer's target annual bonus for the year in which the termination occurs, prorated based on the last day of employment and reduced by the amount of any quarterly bonuses previously paid or due for the year in which the termination occurs. If such termination or resignation occurs within the three months prior to or 12 months following a change in control (as defined in his amended and restated employment agreement), provided the Named Executive Officer signs and does not revoke a separation agreement that includes a release of claims, the Named Executive Officer is eligible to receive the

same base salary severance and group health plan contributions set forth above (provided that the base salary severance will be paid in a lump sum), a bonus severance payment equal to the sum of (i) one times the Named Executive Officer's target annual bonus for the year in which the termination occurs, prorated based on the last day of employment and reduced by the amount of any quarterly bonuses previously paid or due for the year in which the termination occurs, plus (ii) one times the Named Executive Officer's target annual bonus for the year in which the termination occurs, and accelerated vesting in full of any outstanding unvested equity incentive awards held by the Named Executive Officer. In addition, if the Named Executive Officer dies or his employment is terminated due to disability (as defined in his employment agreement), provided the Named Executive Officer's estate or the Named Executive Officer, as applicable, signs and does not revoke a separation agreement that includes a release of claims, the Named Executive Officer's dependents and the Named Executive Officer, as applicable, are eligible to receive payment by the Company of the employer-portion of premiums for continued group health coverage for up to 12 months following termination. Such severance is further conditioned upon the Named Executive Officer's compliance with certain non-disclosure and non-solicitation obligations and resignation from all positions with us.

In addition, pursuant to the terms of the outstanding RSU awards and PSU awards granted under the Company's 2018 Equity Incentive Plan held by Messrs. Vintz and Thurmond, unvested RSUs and PSUs become fully vested upon (i) termination due to death or disability, (ii) in the event of a termination without cause or resignation for good reason, occurring either after a definitive agreement with respect to a change in control is signed but on or before the closing of such transaction, or during the 12 months following a change in control (or upon the occurrence of a change in control where the RSUs or PSUs, as applicable, were not continued, assumed or substituted by the acquirer), provided that with respect to the PSUs, the performance-based vesting condition applicable to the outstanding PSU awards of Messrs. Vintz and Thurmond would be deemed satisfied at 100% of target, and the service-based condition would be deemed satisfied as of the later to occur of the closing date of the change in control or such termination.

Mr. Brown

We entered into an employment agreement with Mr. Brown in August 2025. Pursuant to the terms of his employment agreement, Mr. Brown's employment is at will and may be terminated at any time by us or Mr. Brown. The employment agreement provided for an initial annual base salary and bonus target, each subject to increase by the Board or Compensation Committee. In connection with entering into his employment agreement, Mr. Brown also entered into an intellectual property, non-disclosure and non-solicitation agreement with us.

Under the employment agreement, if Mr. Brown is terminated without cause or resigns for good reason (each defined in his employment agreement), provided he signs and does not revoke a separation agreement that includes a release of claims, Mr. Brown is eligible to receive 12 months of continued base salary, payment by the Company of the employer-portion of premiums for continued group health coverage for up to 12 months following termination, and a lump sum cash payment equal to Mr. Brown's target annual bonus for the year in which the termination occurs, prorated based on the last day of employment and reduced by the amount of any quarterly bonuses previously paid or due for the year in which the termination occurs.

If such termination or resignation occurs within the three months prior to or 12 months following a change in control (as defined in the employment agreement), provided Mr. Brown signs and does not revoke a separation agreement that includes a release of claims, Mr. Brown is eligible to receive the same base salary severance and group health plan contributions set forth above (provided that the base salary severance will be paid in a lump sum), a bonus severance payment equal to the sum of (i) one times Mr. Brown's target annual bonus for the year in which the termination occurs, plus (ii)

one times Mr. Brown's target annual bonus for the year in which the termination occurs, prorated based on the last day of employment and reduced by the amount of any quarterly bonuses previously paid or due for the year in which the termination occurs, and accelerated vesting in full of any outstanding unvested equity incentive awards held by Mr. Brown. In addition, if Mr. Brown dies or his employment is terminated due to disability (as defined in the employment agreement), provided Mr. Brown's estate or Mr. Brown, as applicable, signs and does not revoke a separation agreement that includes a release of claims, Mr. Brown's dependents or Mr. Brown, as applicable, are eligible to receive payment by the Company of the employer-portion of premiums for continued group health coverage for up to 12 months following termination. Such severance is further conditioned upon Mr. Brown's compliance with certain non-disclosure and non-solicitation obligations and resignation from all positions with us.

In addition, pursuant to the terms of the outstanding RSU awards granted under the Company's 2018 Equity Incentive Plan held by Mr. Brown, unvested RSUs become fully vested upon (i) termination due to death or disability, (ii) in the event of a termination without cause or resignation for good reason, occurring either after a definitive agreement with respect to a change in control is signed but on or before the closing of such transaction, or during the 12 months following a change in control (or upon the occurrence of a change in control where the RSUs were not continued, assumed or substituted by the acquirer), provided that with respect to the PSUs, the performance-based vesting condition applicable to Mr. Brown's outstanding PSU awards would be satisfied at 100% of target, and the service-based condition would be deemed satisfied as of the later to occur of the closing date of the change in control or such termination.

Potential Payments Upon Termination or Change in Control

The table below sets forth the values that the Named Executive Officers would have derived in the event of (i) death or disability, (ii) termination without cause or resignation for good reason not in connection with a change of control ("Non-CIC Termination"), and (iii) termination without cause or resignation for good reason in connection with a change of control ("CIC Termination"), assuming that in each case the event occurred on the last business day of 2025.

Name	Death/Disability		Non-CIC Termination		CIC Termination	
	Cash Severance[1]	Equity Severance[2]	Cash Severance[3]	Equity Severance[4]	Cash Severance[5]	Equity Severance[6]
Stephen A. Vintz	$ 38,121	$ 8,059,753	$ 876,447	$ —	$ 1,274,572	$ 8,059,753
Mark Thurmond	105,135	7,751,204	943,461	—	1,341,586	7,751,204
Matthew Brown	66,783	5,133,493	615,632	—	739,167	5,133,493

(1)   Represents the value of the payment by the Company of the employer-paid portion of premiums for continued group health coverage for 12 months following termination and accrued but unpaid compensation as of the last business day of 2025. For Messrs. Thurmond and Brown, it also includes the value of any accrued but unused vacation, as required by state law.

(2)   Represents the value of accelerated vesting of restricted stock units and the value of accelerated vesting of the target amount of PSUs, as applicable, in each case based on the closing price of our common stock of $23.53 per share on December 31, 2025.

(3)   Represents the value of 12 months of continued base salary for Mr. Brown and 18 months for Messrs. Vintz and Thurmond, payment by the Company of the employer-paid portion of premiums for continued group health coverage for 12 months following termination, a lump sum cash payment equal to the Named Executive Officer's target annual bonus reduced by the amount of the quarterly bonuses paid during 2025 and accrued but unpaid compensation as of the last business day of 2025.

For Messrs. Thurmond and Brown, it also includes the value of any accrued but unused vacation, as required by state law.

(4)   PSUs granted in 2025 would have been forfeited in connection with a termination due to a non-CIC Termination prior to the satisfaction of the applicable performance-based vesting condition.

(5)   Represents the value of a lump sum cash payment equal to 12 months of base salary for Mr. Brown and 18 months for Messrs. Vintz and Thurmond, payment by the Company of the employer-paid portion of premiums for continued group health coverage for 12 months following termination, a lump sum cash payment equal to one times the Named Executive Officer's target annual bonus reduced by the amount of the quarterly bonuses paid during 2025, a lump sum cash payment equal to one times the Named Executive Officer's target annual bonus and accrued but unpaid compensation as of the last business day of 2025. For Messrs. Thurmond and Brown, it also includes the value of any accrued but unused vacation, as required by state law.

(6)   Represents the value of accelerated vesting of restricted stock units and the value of accelerated vesting of PSUs granted in 2025, as applicable. In connection with a CIC Termination (or upon the occurrence of a change of control where the PSUs are not continued, assumed or substituted by the acquirer), the performance-based vesting condition would be deemed satisfied at 100% of target, and the service-based condition would be deemed satisfied as of the later to occur of the closing date of the change in control or the CIC Termination. All values reported in this column are based on the closing price of our common stock of $23.53 per share on December 31, 2025.

CEO Pay Ratio

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act and SEC rules, we are required to provide a reasonable estimate of the ratio of the annual total compensation of our Co-CEOs on December 31, 2025, Messrs. Vintz and Thurmond, to the median of the annual total compensation of our other employees.

To calculate our 2025 CEO pay ratio, we elected to utilize the same median employee we had identified in 2023 using the identification process described below, because there were no subsequent changes to our employee population or compensation arrangements that we reasonably believe would result in a significant change to our pay ratio disclosure. Our employee population and compensation arrangements did not otherwise change year-over-year from our median employee determination date in a manner that we believe would necessitate re-determining the median employee in 2025.

For our last completed year, which ended December 31, 2025:

- The median of the annual total compensation of all of our employees (other than Messrs. Vintz and Thurmond), including employees of our consolidated subsidiaries, was $199,974. This annual total compensation is calculated in accordance with Item 402(c)(2)(x) of Regulation S-K, and reflects, among other things, salary and bonus earned and aggregate "grant date fair value" of RSU awards granted during 2025.

- The annual total compensation for 2025, as reported in the Summary Compensation Table, was $11,862,340 for Mr. Vintz and $11,857,955 for Mr. Thurmond.

- Based on the above, for 2025, our estimate of the ratio of our Co-CEOs' annual total compensation to the median of the annual total compensation of all employees for 2025 is 59.32 to 1 in the case of Mr. Vintz and 59.30 to 1 in the case of Mr. Thurmond.

This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Act of 1933, as amended, and applicable guidance and is based upon our reasonable judgment and assumptions. The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies, even companies within the same industry as us, may not be comparable to our pay ratio as disclosed above.

The methodology, including any material assumptions, adjustments and estimates, we used to identify the median employee in 2023 and calculate the 2025 pay ratio is described below.

- For purposes of the pay ratio calculation, we included substantially all of our full-time, part-time and temporary employees globally as of December 31, 2023, our median employee determination date. As permitted by the SEC rules, we excluded 5% of our global employee population from the calculation by excluding all employees in a given jurisdiction located outside of the United States, starting with the jurisdiction that had the lowest number of employees as of December 31, 2023, and continuing to exclude all employees in jurisdictions with an increasingly greater number of employees as of such date until 5% of our total global employee population was excluded. We excluded these employees given the small number of employees in those jurisdictions and the estimated cost of obtaining their compensation information. As of December 31, 2023, our workforce consisted of 1,903 employees (including individuals employed by our consolidated subsidiaries), 1,101 of whom were U.S. employees, and 802 (or approximately 42.14% of our total employee population as of December 31, 2023) were employees located outside of the United States, after excluding 96 employees located outside the United States via the methodology described above.

- To identify the median employee from the employee population described above, we determined the sum of each employee's (i) annual base salary as of December 31, 2023 (calculated as annual base pay using a reasonable estimate of hours worked during 2023 for hourly employees and using annual base salary for our remaining employees), plus (ii) earned annual cash incentive bonus or commission, as applicable, for 2023. Permanent employees who joined in 2023 were assumed to have worked for the entire year, and thus we annualized the pay of such new hires. This compensation measure was consistently applied to all employees included in the calculation and reasonably reflects the annual compensation of all of our employees. Compensation paid in foreign currency was converted to U.S. dollars using a spot exchange rate on December 31, 2023. In determining the median compensated employee, we did not make any cost of living adjustments to the compensation paid to any employee outside of the U.S.

- Once we identified our median employee, we calculated the median employee's annual total compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, including for this purpose the aggregate grant date fair value of equity awards (as determined in accordance with footnote 1 of the 2025 Summary Compensation Table) granted in 2025, yielding the median annual total compensation disclosed above. With respect to Messrs. Vintz's and Thurmond's annual total compensation, we used the amount reported in the "Total" column of our 2025 Summary Compensation Table.

POLICIES AND PRACTICES RELATED TO THE GRANT OF CERTAIN EQUITY AWARDS CLOSE IN TIME TO THE RELEASE OF MATERIAL NONPUBLIC INFORMATION

Stock options were last granted in 2018. We do not currently grant stock options, stock appreciation rights, or similar option-like instruments and, as such, do not have any policy or practice

in place on the timing of awards of options, stock appreciation rights, or similar option-like instruments in relation to the disclosure of material non-public information. If, in the future, we anticipate granting stock options, stock appreciation rights, or similar option-like instruments, we may determine to establish a policy regarding how the Board determines when to grant such awards and how the Board or Compensation Committee will take material non-public information into account when determining the timing and terms of such awards.

PAY VERSUS PERFORMANCE

The disclosure included in this section is prescribed by SEC rules and does not necessarily align with how the Company or the Compensation Committee view the link between the Company's performance and NEO pay. For additional information about our pay-for-performance philosophy and how we align executive compensation with Company performance, refer to the Compensation Discussion and Analysis.

Pay Versus Performance Table

	Summary Compensation Table Total for PEO[1]		Compensation Actually Paid to PEO[2]		Average Summary Compensation Table Total for Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On:		Net Loss[7] (in 000s)	Revenue[8] (In 000s)
							Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]		
	Yoran	Vintz	Yoran	Vintz						
(a)	(b)	(b)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2025	$ —	$ 11,862,340	$ —	$ 5,598,515	$ 9,574,484	$ 5,864,925	$ 45.02	$ 258.44	$ (36,118)	$ 999,405
2024	13,654,658	6,058,785	10,568,916	4,684,374	5,879,839	4,633,854	75.35	200.98	(36,301)	900,021
2023	9,259,796	—	11,610,194	—	4,839,761	6,033,046	88.14	147.39	(78,284)	798,710
2022	9,984,784	—	2,495,451	—	4,437,051	(307,171)	73.00	88.54	(92,222)	683,191
2021	8,480,631	—	9,080,956	—	3,826,808	3,777,785	105.38	137.86	(46,677)	541,130

(1)   The dollar amounts are the amounts of total compensation reported for Messrs. Yoran and/or Vintz (each of whom served as our principal executive officer, or "PEO," for a portion of 2024) for each applicable year in the "Total" column of the Summary Compensation Table. Refer to the section "Executive Compensation – Executive Compensation Tables –Summary Compensation Table." Mr. Vintz was not our PEO from 2020 to 2023 and as such, no amounts are shown for him in this column for those years. Instead, Mr. Vintz's compensation for the years 2020 through 2023 is included as part of the average Non-PEO NEO Compensation reported in columns (d) and (e).

(2)   Compensation actually paid to Messrs. Yoran and Vintz, respectively, does not reflect the actual amount of compensation earned by or paid. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Vintz's total compensation to determine the compensation actually paid:

	Summary Compensation Table Total for PEO	Less: Reported Value of Equity Awards[b]	Add: Year End Fair Value of Equity Awards Granted in the Year	Add: Change in Fair Value from the end of the Prior Year to the end of the Covered Year of Equity Awards Granted in Prior Years	Add: Fair Value at Vesting of Equity Awards Granted and Vested in the Year	Add: Change in Fair Value on the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Total Compensation Actually Paid to PEO
				Equity Award Adjustments[a]			
2025	$ 11,862,340	$ 10,999,950	$ 5,583,352	$ (1,623,595)	$ 1,429,228	$ (652,860)	$ 5,598,515

(a)   There were no other assumptions made in the valuation of equity awards that differ materially from those disclosed as of the grant date of such equity awards.

(b)   The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" columns in the Summary Compensation Table for the applicable year.

(3)   The dollar amounts reported in column (d) represent the average of the amounts of total compensation reported for the Company's NEOs as a group (excluding, with respect to 2020-2023, Mr. Yoran, with respect to 2024, Messrs. Yoran and Vintz, and, with respect to 2025, Mr. Vintz) (the "Non-PEO NEOs") in each applicable year in the "Total" column of the Summary Compensation Table. The names of each of the Non-PEO NEOs included for purposes of calculating the average amounts of total compensation in each applicable year are as follows: (i) for 2025, Messrs. Thurmond and Brown; (ii) for 2024, Mr. Thurmond; (iii) for 2023, Messrs. Vintz and Thurmond; (iv) for 2022, Messrs. Riddick, Thurmond and Vintz; and (v) for 2021, Messrs. Riddick and Vintz.

(4)   Average compensation actually paid to our Non-PEO NEOs does not reflect the actual amount of compensation earned by or paid. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to our Non-PEO NEOs average total compensation to determine the compensation actually paid:

	Average Summary Compensation Table Total for Non-PEO NEOs	Less: Reported Value of Equity Awards[b]	Add: Year End Fair Value of Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value at Vesting of Equity Awards Granted and Vested in the Fiscal Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Total Average Compensation Actually Paid to Non-PEO NEOs
				Equity Award Adjustments[a]			
2025	$ 9,574,484	$ 8,999,964	$ 5,358,423	$ (707,877)	$ 904,123	$ (264,264)	$ 5,864,925

(a)   There were no other assumptions made in the valuation of equity awards that differ materially from those disclosed as of the grant date of such equity awards.

(b)   The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" columns in the Summary Compensation Table for the applicable year.

(5)   Cumulative Total Shareholder Return ("TSR") is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(6)   Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. As permitted by SEC rules, the peer group used for this purpose is the group of companies included in

the NASDAQ Computer Index, which is the industry peer group used in our Annual Report pursuant to Item 201(e) of Regulation S-K for the year ended December 31, 2025.

(7)   Represents the amount of net loss reflected in our audited financial statements in the applicable year.

(8)   Revenue is selected as the most important performance measurement for the current year.

Important Performance Measures

The most important financial performance measures used by the company to link compensation actually paid to the Company's NEOs for the most recently completed fiscal year to the Company's performance are set forth below. For further information regarding these performance metrics and their function in our executive compensation program, please see Compensation Discussion and Analysis.

- Bookings
- Revenue
- Unlevered Free Cash Flow

Relationships Between Compensation Actually Paid and Financial Performance Measures

As required by Item 402(v) of Regulation S-K, we are providing the following graphs to illustrate the relationships between the pay and performance measures that are included in the pay versus performance tabular disclosure above. As noted above, other than with respect to Revenue, the performance measures included in the graphs below do not align with how the Company or the Compensation Committee view the link between the Company's performance and NEO pay. The "compensation actually paid" for purposes of the tabular disclosure and the following graphs were calculated in accordance with SEC rules and do not fully represent how our Compensation Committee assesses or determines the actual final amount of compensation earned by or actually paid to our NEOs during the applicable years.

Compensation Actually Paid, TSR and Peer Group TSR

The following graph sets forth the relationship between compensation actually paid to our PEOs, the average of compensation actually paid to our Non-PEO NEOs, and the Company's cumulative TSR and the cumulative TSR of the NASDAQ Computer Index over the five most recently completed fiscal years.



CAP v TSR & Peer Group TSR



Compensation Actually Paid and Net Loss

The following graph sets forth the relationship between compensation actually paid to our PEOs, the average of compensation actually paid to our Non-PEO NEOs, and the Company's net loss over the five most recently completed fiscal years.

CAP v Net Loss



Compensation Actually Paid and Revenue

The following graph sets forth the relationship between compensation actually paid to our PEOs, the average of compensation actually paid to our Non-PEO NEOs, and revenue over the five most recently completed fiscal years. For further information on how Revenue impacts executive compensation, please see the Compensation Discussion and Analysis beginning on page 50.



All information provided above under the "Pay Versus Performance" heading will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates such information by reference.

DIRECTOR COMPENSATION

Director Compensation

This section provides information regarding the compensation of our non-employee directors. Our Board adopted a non-employee director compensation policy in May 2024, and subsequently amended it in May 2025. This compensation policy provides that each such non-employee director will receive the compensation outlined in "Cash Compensation" and "Equity Compensation" below and entitles our non-employee directors to reimbursement of ordinary, necessary and reasonable out-of-pocket travel expenses incurred in connection with attending in-person meetings of our Board of Directors or committees thereof.

Cash Compensation

The cash compensation amounts set forth below are payable to each non-employee director for their service on the Board of Directors of the Company in equal semi-annual installments, payable in arrears prior to the last day of June and December (each a "Service Period"):

	Annual Retainer ($)
Annual Board Service Retainer	$ 35,000
Chair of Board Service Retainer	50,000
Lead Independent Director Service Retainer	20,000

	Annual Retainer ($)	
	Chairperson	Committee Member
Audit Committee	$ 20,000	$ 10,000
Compensation Committee	15,000	7,500
Nominating and Corporate Governance Committee	10,000	5,000
Cybersecurity Risk Management Committee	12,000	5,000

If an eligible director joins the Board or a committee of the Board at a time other than effective as of the first day of a Service Period, each annual retainer set forth above is pro-rated based on the number of regularly scheduled Board and/or committee meetings, as applicable the director attended in the applicable Service Period, with the pro-rated amount paid on the last day of the first Service Period in which the director provides the service and regular full semi-annual payments thereafter. All annual cash fees are vested upon payment.

Equity Compensation

Annual Grants: On the date of each annual stockholder meeting of the Company, each eligible director who continues to serve as a non-employee member of the Board following such stockholder meeting (excluding any eligible director who is first appointed or elected by the Board at such meeting) will automatically, and without further action by the Board or the Compensation Committee, be granted a number of RSUs having an aggregate grant date fair value, calculated in accordance with FASB ASC Topic 718, of $200,000 (the "Annual Grant"). The RSUs subject to the Annual Grant will vest in full on the first anniversary of the date of grant, subject to the eligible director's continuous service through such vesting date; provided, that the Annual Grant will in any case be fully vested on the date of the Company's next annual stockholder meeting, subject to the eligible director's continuous service through such vesting date; provided, further, that the Annual Grant will vest in full upon a Change in Control (as defined in the 2018 Plan), subject to the eligible director's continuous service through such date.

Initial Grants: The Board, in its sole discretion, may grant equity compensation in connection with an eligible director's initial election or appointment to the Board. Historically, the Board has provided an initial RSU grant to directors with aggregate dollar values on the date of grant of approximately $400,000.

2025 Director Compensation Table

The following table provides information as to the compensation of our non-employee directors for the year ended December 31, 2025.

Name[1]	Fees Earned or Paid in Cash	Stock Awards[2][3]	Total
Arthur W. Coviello, Jr.	$ 95,000	$ 199,985	$ 294,985
Niloofar Razi Howe	47,500	199,985	247,485
John C. Huffard, Jr.	57,000	199,985	256,985
A. Brooke Seawell	55,000	199,985	254,985
Linda Zecher Higgins	55,000	199,985	254,985
George Alexander Tosheff	50,000	199,985	249,985
Raymond Vicks	45,000	199,985	244,985
Margaret Keane	47,500	199,985	247,485

(1)   Messrs. Vintz and Thurmond did not earn compensation during 2025 for their service on our Board. Messrs. Vintz and Thurmond's respective compensation is fully reflected in the Summary Compensation Table above.

(2)   The amounts in the Stock Awards column reflect the aggregate grant date fair value of each RSU award granted during the year ended December 31, 2025, computed in accordance with ASC Topic 718. This calculation assumes that the director will perform the requisite service for the award to vest in full as required by SEC rules. These amounts do not reflect the actual economic value that will be realized by the director upon vesting of the RSUs or the sale of the common stock underlying such RSUs.

(3)   As of December 31, 2025, Mr. Seawell held options to purchase 115,000 shares of our common stock. None of our other non-employee directors held options to purchase shares of our common stock as of December 31, 2025. As of December 31, 2025, Mses. Higgins and Howe and Messrs. Coviello, Huffard, Seawell, Tosheff, and Vicks each held 6,062 RSUs and Ms. Keane held 9,250 RSUs. On May 14, 2025, every current non-employee director as of that date was granted 6,062 RSUs, with the shares underlying the RSUs vesting on the earlier of the first anniversary of the date of grant or the Company's next annual stockholder meeting, subject to each director's continued service as a director through the applicable vesting date and accelerated vesting in specified circumstances.

Director Stock Ownership Guidelines

The Compensation Committee believes that stock ownership guidelines help align the interests of our non-employee directors with those of our stockholders and may act as a risk mitigation device. In February 2022, our Compensation Committee adopted stock ownership guidelines for our non-employee directors. Under these guidelines, the non-employee members of our Board are each required to beneficially own shares of our common stock (including shares owned outright and unvested time-vesting shares of restricted stock or RSUs) with a value equal to at least five times their annual base cash retainer; for 2025, this equates to $175,000. Directors have five years from the date that they become subject to the guidelines to comply, and if the required ownership level is not achieved within five years, they must hold 50% of the net shares received from their equity grants until the guidelines are achieved. As of December 31, 2025, all of our non-employee directors satisfied the required ownership guideline level.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes our equity compensation plan information as of December 31, 2025. Information is included for equity compensation plans approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights(a)		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(c)[2]
Equity compensation plans approved by stockholders	10,938,169	(3) (4) (5) (6) (7)	$ 14.81	37,908,145
Equity compensation plans not approved by stockholders	—		—	—
Total	10,938,169		$ 14.81	37,908,145

(1)   The weighted average exercise price of the outstanding stock options and rights excludes 9,266,572 shares in column (a) that are issuable upon vesting of RSUs and PSUs, which have no exercise price.

(2)   Includes our 2018 Equity Incentive Plan ("2018 Plan") and 2018 ESPP. Stock options or other stock awards granted under our 2012 Stock Incentive Plan and 2016 Stock Incentive Plan that are forfeited, terminated, expired or repurchased become available for issuance under our 2018 Plan. Our 2018 Plan provides that the total number of shares reserved of common stock reserved for issuance thereunder will be automatically increased, on January 1 of each calendar year, in an amount equal to 5% of the total number of shares of our capital stock outstanding on December 31 of the prior calendar year, or a lesser number of shares determined by our Board. Our 2018 ESPP provides that the number of shares of our common stock reserved for issuance thereunder will automatically increase on January of each calendar year by the lesser of: (1) 1.5% of the total number of shares our capital stock outstanding on December 31st of the preceding year; (2) 8,000,000 shares; or (3) a lesser number of shares determined by our Board. On January 1, 2026, the number of shares reserved for issuance under our 2018 Plan and our 2018 ESPP automatically increased by 5,922,499 shares and 1,776,749 shares, respectively, pursuant to these provisions. These increases are not reflected in the table above.

(3)   This amount includes 273,259 PSUs that, if and when vested, will be settled in shares of our common stock. For PSUs for which the performance period has ended as of December 31, 2025, the amounts reported in the table reflect the actual number of PSUs earned above and below target levels based on actual performance measured at the end of the performance period.

(4)   Pursuant to the share purchase agreement with Ermetic Ltd. ("Ermetic"), pursuant to which we acquired all of the outstanding share capital of Ermetic, all outstanding, unvested and unexercised options (other than underwater options) held by then-current employees of Ermetic were substituted for Tenable unvested RSUs and all outstanding and unvested RSUs of Ermetic held by then-current employees of Ermetic were substituted for Tenable unvested RSUs (collectively, the "Ermetic Acquisition RSUs"). There were 19,338 Ermetic Acquisition RSUs outstanding as of December 31, 2025, which have no exercise price.

(5)   Pursuant to the share purchase agreement with Eureka Security, Inc. ("Eureka"), pursuant to which we acquired all of the outstanding share capital of Eureka, all outstanding, unvested and

unexercised options (other than underwater options) held by then-current employees of Eureka were substituted for Tenable unvested RSUs (collectively, the "Eureka Acquisition RSUs"). There were 3,599 Eureka Acquisition RSUs outstanding as of December 31, 2025, which have no exercise price.

(6)   Pursuant to the share purchase agreement with Vulcan, pursuant to which we acquired all of the outstanding share capital of Vulcan, all outstanding, unvested and unexercised options (other than underwater options) held by then-current employees of Vulcan were substituted for Tenable unvested RSUs (collectively, the "Vulcan Acquisition RSUs"). There were 20,551 Vulcan Acquisition RSUs outstanding as of December 31, 2025, which have no exercise price.

(7)   Pursuant to the share purchase agreement with Apex, pursuant to which we acquired all of the outstanding share capital of Apex, all outstanding, unvested and unexercised options (other than underwater options) held by then-current employees of Apex were substituted for Tenable unvested RSUs (collectively, the "Apex Acquisition RSUs"). There were 41,187 Apex Acquisition RSUs outstanding as of December 31, 2025, which have no exercise price.

TRANSACTIONS WITH RELATED PERSONS AND INDEMNIFICATION

Related-Person Transactions Policy and Procedures

We have adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated, any transaction that was not initially identified as a related person transaction prior to consummation, or any customer or vendor transaction with an entity related to a director of the Company that is conducted in the ordinary course of business and subject to usual trade terms, our management must present information regarding the related person transaction to our Audit Committee, or, if Audit Committee approval would be inappropriate, to another independent body of our Board of Directors, for review, consideration and approval, ratification, or rejection. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our Audit Committee, or other independent body of our Board of Directors, will take into account the relevant available facts and circumstances including, but not limited to:

- the risks, costs and benefits to us;
- the impact on a director's independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
- the terms of the transaction;
- the availability of other sources for comparable services or products; and
- the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our Audit Committee, or other independent body of our Board of Directors, shall approve only those transactions that, in light of known circumstances, it determines in the good faith exercise of its discretion are in, or are not inconsistent with, our best interests and our stockholders' best interests.

Certain Related Person Transactions

The following includes a summary of transactions since January 1, 2025 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest. Other than described below, there have not been, nor are there currently any proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which include equity and other compensation, termination, change in control and other arrangements, which are described under "Executive Compensation" and "Director Compensation."

Employment Arrangements with Messrs. Schonberger and Vintz

We have employed Ron Schonberger, the brother of Amit Yoran, our former Chief Executive Officer and Chairman, since October 2017, and Frank Vintz, the brother of Stephen A. Vintz, our Co-CEO, since March 2017. Each of Mr. Schonberger and Mr. Frank Vintz is paid compensation consisting of salary, bonus, commission and the fair value of RSUs. In 2025, Mr. Schonberger and Mr. Frank Vintz each received total cash and equity compensation of approximately $500,000 and $700,000, respectively.

Indemnification

We provide indemnification for our directors and executive officers so that they will be free from undue concern about personal liability in connection with their service to the Company. Under our Bylaws, we are required to indemnify our directors and executive officers to the extent not prohibited under Delaware law. We have also entered into indemnity agreements with our executive officers and directors. These agreements provide, among other things, that we will indemnify the officer or director, under the circumstances and to the extent provided for in the agreement, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under Delaware law and our Bylaws.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other Annual Meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other Annual Meeting materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" the Company's proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify your broker or us. Direct your written request to Tenable Holdings, Inc., Attn: Corporate Secretary, 6100 Merriweather Drive, 12th Floor, Columbia, Maryland 21044. Stockholders who currently receive multiple copies of the Notices of Internet Availability of Proxy Materials at their addresses and would like to request "householding" of their communications should contact their brokers.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors,

Michelle VonderHaar
Chief Legal Officer and Corporate Secretary
Dated: April 2, 2026

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2025 is available without charge upon written request to Tenable Holdings, Inc., Attention: Corporate Secretary, 6100 Merriweather Drive, 12th Floor, Columbia, Maryland 21044.

APPENDIX
RECONCILIATION OF NON-GAAP MEASURES

In this proxy statement, we discuss certain operating metrics and non-GAAP financial measures, as described below, which we think are important to better understand and evaluate our core operating and financial performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance the overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP included in our Annual Report on Form 10-K. We believe that these operating metrics and non-GAAP financial measures provide useful information about our operating and financial performance, enhance the overall understanding of our past performance and future prospects and allow for greater transparency with respect to important metrics used by management for financial and operational decision-making.

Calculated Current Billings

We define calculated current billings, a non-GAAP financial measure, as revenue recognized in a period plus the change in current deferred revenue in the corresponding period. Variability in total billings, depending on the timing of large multi-year contracts and the preference for annual billing versus multi-year upfront billing, may distort growth in one period over another.

Calculated current billings may vary from period-to-period for a number of reasons, and therefore has a number of limitations as a quarter-to-quarter or year-over-year comparative measure. Calculated current billings in any one period may be impacted by the timing and amount of new sales transactions, the timing and amount of renewal transactions, including early renewals, the mix of the amount of subscriptions and perpetual licenses and the timing of billing professional services, as well as the timing and amount of multi-year prepaid contracts, all of which could favorably or unfavorably impact quarter-to-quarter and year-over-year comparisons. For example, an increasing number of large sales transactions, for which the timing has and will continue to vary, may occur in quarters subsequent to or in advance of those that we anticipate. Additionally, our calculation of calculated current billings may be different from other companies that report similar financial measures. Because of these and other limitations, you should consider calculated current billings along with revenue and our other GAAP financial results.

Historically we have used calculated current billings as a key metric to measure our periodic performance and to measure and monitor our ability to provide our business with the working capital generated by upfront payments from our customers. Recently, however, the shift to annual installment billing for larger multi-year transactions is reducing our overall billing duration. We believe this shift creates a negative distortion in calculated current billings that fails to accurately represent the growth of our business and as such we have transitioned away from relying on calculated current billings to monitor performance of our business. We have included calculated current billings for comparative purposes.

The following table presents a reconciliation of revenue, the most directly comparable financial measure calculated in accordance with GAAP, to calculated current billings:

	Year Ended December 31,	
(in thousands)	2025	2024
Revenue	$ 999,405	$ 900,021
Deferred revenue (current), end of period	706,866	650,372
Deferred revenue (current), beginning of period[1]	(657,035)	(580,887)
Calculated current billings	$ 1,049,236	$ 969,506

_____

(1)   Deferred revenue (current), beginning of period for the years ended December 31, 2025 and 2024 includes $6.7 million and $0.1 million, respectively, related to acquired deferred revenue.

Free Cash Flow and Unlevered Free Cash Flow

We define free cash flow, a non-GAAP financial measure, as net cash flows from operating activities reduced by purchases of property and equipment and capitalized software development costs. We believe free cash flow is an important liquidity measure of the cash (if any) that is available, after purchases of property and equipment and capitalized software development costs, for investment in our business and to make acquisitions. We believe that free cash flow is useful as a liquidity measure because it measures our ability to generate cash.

We also use the non-GAAP measure of unlevered free cash flow, which we define as free cash flow plus cash paid for interest and other financing costs. We believe unlevered free cash flow is useful as a liquidity measure as it measures the cash that is available to invest in our business and meet our current debt obligations and future financing needs. However, given our debt obligations, non-cancelable commitments and other contractual obligations, unlevered free cash flow does not represent residual cash flow available for discretionary expense.

The following table presents a reconciliation of net cash provided by operating activities, the most directly comparable financial measure calculated in accordance with GAAP, to free cash flow and unlevered free cash flow:

	Year Ended December 31,	
(in thousands)	2025	2024
Net cash provided by operating activities	$ 266,750	$ 217,476
Purchases of property and equipment	(12,102)	(4,247)
Capitalized software development costs	(4,474)	(6,451)
Free cash flow	250,174	206,778
Cash paid for interest and other financing costs	26,841	30,977
Unlevered free cash flow	$ 277,015	$ 237,755

Free cash flow and unlevered free cash flow for the periods presented were impacted by:

(in thousands)	Year Ended December 31,	
	2025	2024
Employee stock purchase plan activity	$ 236	$ (1,016)
Acquisition-related expenses	(5,802)	(1,496)
Restructuring	(125)	(5,911)
Tax payment on intra-entity asset transfer[1]	—	(1,232)

_____

(1)   The tax payment on intra-entity asset transfer in 2024 includes $0.3 million of interest that is included in cash paid for interest and other financing costs.

Non-GAAP Income from Operations and Non-GAAP Operating Margin

We use non-GAAP income from operations as a key indicator of our financial performance. We define non-GAAP income from operations as loss from operations, excluding the effects of stock-based compensation, acquisition-related expenses, restructuring expenses, costs related to the intra-entity asset transfers resulting from the internal restructuring of legal entities and amortization of acquired intangible assets. Acquisition-related expenses include transaction and integration expenses as well as costs related to the intercompany transfer of acquired intellectual property. Restructuring expenses include non-ordinary course severance, employee related benefits and other charges to reorganize business operations. Non-GAAP operating margin is non-GAAP income from operations divided by revenue.

The following table presents a reconciliation of loss from operations, the most directly comparable financial measure calculated in accordance with GAAP, to non-GAAP income from operations:

(dollars in thousands)	Year Ended December 31,	
	2025	2024
Loss from operations	$ (9,168)	$ (6,856)
Stock-based compensation	191,813	163,515
Acquisition-related expenses	7,256	1,932
Restructuring	3,113	6,070
Amortization of acquired intangible assets	25,965	19,457
Non-GAAP income from operations	$ 218,979	$ 184,118
Operating margin	(0.9)%	(0.8)%
Non-GAAP operating margin	21.9 %	20.5 %

Non-GAAP Net Income and Non-GAAP Earnings Per Share

We use non-GAAP net income, which excludes stock-based compensation, acquisition-related expenses, restructuring expenses and amortization of acquired intangible assets, as well as the related tax impacts, and the tax impact and related costs of intra-entity asset transfers resulting from the internal restructuring of legal entities as well as deferred income tax benefits recognized in connection with acquisitions, to calculate non-GAAP earnings per share. We believe that these non-GAAP measures provide important information because they facilitate comparisons of our core operating results over multiple periods.

The following table presents a reconciliation of net loss and net loss per share, the most comparable financial measures calculated in accordance with GAAP, to non-GAAP net income and non-GAAP earnings per share:

(in thousands, except for per share amounts)	Year Ended December 31,	
	2025	**2024**
Net loss	$ (36,118)	$ (36,301)
Stock-based compensation	191,813	163,515
Tax impact of stock-based compensation[1]	2,707	2,845
Acquisition-related expenses[2]	7,256	1,932
Restructuring[2]	3,113	6,070
Amortization of acquired intangible assets[3]	25,965	19,457
Tax impact of acquisitions	(306)	(161)
Tax impact of intra-entity asset transfer[4]	—	1,232
Non-GAAP net income	$ 194,430	$ 158,589
Net loss per share, diluted	$ (0.30)	$ (0.31)
Stock-based compensation	1.60	1.38
Tax impact of stock-based compensation[1]	0.02	0.03
Acquisition-related expenses[2]	0.06	0.02
Restructuring[2]	0.03	0.05
Amortization of acquired intangible assets[3]	0.22	0.16
Tax impact of acquisitions	—	—
Tax impact of intra-entity asset transfer[4]	—	0.01
Adjustment to diluted earnings per share[5]	(0.04)	(0.05)
Non-GAAP earnings per share, diluted	$ 1.59	$ 1.29
Weighted-average shares used to compute GAAP net loss per share, diluted	120,124	118,789
Weighted-average shares used to compute non-GAAP earnings per share, diluted	122,308	123,370

(1)   The tax impact of stock-based compensation is based on the tax treatment for the applicable tax jurisdictions.

(2)   The tax impact of acquisition-related expenses and restructuring expenses are not material.

(3)   The tax impact of the amortization of acquired intangible assets is included in the tax impact of acquisitions.

(4)   The tax impact of the intra-entity asset transfer is additional tax incurred related to the 2021 internal restructuring of Indegy Ltd.

(5)   An adjustment to reconcile GAAP net loss per share, which excludes potentially dilutive shares, to non-GAAP earnings per share, which includes potentially dilutive shares.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2025

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____
Commission file number 001-38600

TENABLE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**47-5580846**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6100 Merriweather Drive, Columbia, Maryland 21044
(Address of principal executive offices, including zip code)
(410) 872-0555
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of exchange on which registered
Common stock, par value $0.01 per share	TENB	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of June 30, 2025, the aggregate market value of the common stock of the registrant held by non-affiliates was approximately $4.1 billion.

The number of shares of the Registrant's common stock outstanding as of February 20, 2026 was 114,887,618.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2026 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the year ended December 31, 2025.

TENABLE HOLDINGS, INC.
TABLE OF CONTENTS

PART I

Forward-Looking Statements

This Annual Report on Form 10-K, including the sections entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements that involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Statements that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "objective," "ongoing," "plan," "predict," "project," "potential," "should," "will," or "would," or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements include, but are not limited to, statements concerning the following:

- the anticipated impact of global economic trends, competition and geopolitical risks, including evolving impacts from tariffs, sanctions or other trade tensions between the United States and other countries, or disruptions to global markets, cross-border operations, supply chains or workforce availability resulting from events such as a major terrorist attack, war, natural disasters or actual or threatened public health pandemics or other emergencies on our business, results of operations and financial condition, including on our sales and our revenue growth rate;
- changes in the threat landscape in the security industry, particularly regarding artificial intelligence, or AI, security and the shift to preemptive security;
- our market opportunity, strategies, technological trends, such as AI, and initiatives and opportunities;
- the effects of increased competition as well as innovations by new and existing competitors in our market;
- our ability to adapt to technological change, release new products and product features, including agentic AI security and orchestration capabilities, and effectively enhance, innovate and scale our enterprise platform and solutions;
- our ability to effectively manage or sustain our growth and to achieve profitability;
- our ability to maintain and expand our customer base, including by attracting new customers;
- our relationships with third parties, including channel partners;
- completed and potential acquisitions and integration of complementary businesses and technologies;
- our ability to maintain, or strengthen awareness of, our brand;
- perceived or actual problems with the security, integrity, reliability, compatibility and quality of our platform and solutions;
- future revenue, hiring plans, expenses, capital expenditures, capital requirements and stock performance;
- our ability to attract and retain qualified employees and key personnel and further expand our overall headcount;
- our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the United States and internationally;
- our ability to maintain, protect and enhance our intellectual property;
- costs associated with defending intellectual property infringement and other claims; and

- the future trading prices of our common stock and the impact of securities analysts' reports on these prices.

These statements represent the beliefs and assumptions of our management based on information currently available to us. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to those discussed in the section titled "Risk Factors" included under Part I, Item 1A. You should not rely upon forward-looking statements as predictions of future events. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this report.

Item 1. Business

Overview

Tenable is the leading provider of exposure management solutions. Exposure management is an increasingly critical category that extends foundational vulnerability management capabilities to advance risk assessment and prioritization across the entire attack surface – from IT infrastructure and cloud environments to critical infrastructure and artificial intelligence (AI). Tenable unifies security visibility, insight and action across this attack surface, equipping modern organizations to quickly identify and close the cybersecurity gaps that erode business value, reputation and trust.

Business dynamics continue to shift under pressure of geopolitical tensions, talent shortages, the push for greater automation, unrelenting compliance and regulatory pressures, along with the drive to out-innovate and out-pace competitors. AI is now a constant undercurrent and is recognized as both a business enabler and a cybersecurity risk.

For most organizations, the attack surface has expanded to include:

- Complex and dynamic hybrid and multi-cloud environments, which organizations are rapidly adopting even as they face a shortage of cloud security expertise;
- AI platforms, including agentic AI, the use of which is introducing risk by creating often-invisible security gaps and blind spots;
- Human, machine and AI identities, the dramatic rise of which is creating a sense of urgency to improve governance and access controls, and the removal of excessive privileges that can open up attack pathways within an organization;
- An assortment of operational technology, or OT, such as industrial control systems, or ICS, and supervisory control and data acquisition, or SCADA systems, which are increasingly at risk due to AI growth velocity — emerging use cases for OT include AI data centers that are being built all around the world;
- Personal devices, including mobile phones and tablets, internet of things, or IoT, devices and other types of "shadow IT" and "shadow AI" used by employees, often without the knowledge of the IT and security teams; and
- Virtual machines, microservices, open-source code repositories, containers and other tools used by DevOps teams.

The complexity of the attack surface is a key driver behind the growing need for exposure management programs. Scattered products and siloed views have left organizations struggling to

hold back threats across a fragmented attack surface. Security teams are overwhelmed by the constant influx of data from the array of point solutions they are using to manage cloud assets, interconnected vulnerabilities, web applications, and identity systems. They are also challenged with effectively analyzing all that data to make informed decisions about which exposures represent the greatest risk to the organization.

Existing point solutions cannot adequately address the central security challenge: a deeply divided approach to seeing and reducing cyber risk. We believe an exposure management program can solve three distinct challenges facing cybersecurity professionals, including chief information security officers, or CISOs, and their organizations:

- The attack surface isn't siloed, but security programs often are — making organizations ill-prepared to protect against attackers that are traversing from domain to domain (not silo to silo) to find exposures to exploit;
- There's more data than ever, yet it's difficult for security professionals to analyze cyber risk context and insights to identify true exposures; and
- Security professionals and business leaders lack a common risk language to align and mobilize responses.

An exposure management program, underpinned by a technology platform such as our Tenable One Exposure Management Platform, or Tenable One, can help address these problems. Successfully implemented, an exposure management platform allows organizations to:

- Gain comprehensive visibility across the modern attack surface;
- Bring cyber risk context and insights from across the attack surface together as one; and
- Take swift action to eradicate priority cyber exposures and reduce business risk.

To be effective, an exposure management platform must extend beyond traditional vulnerability management, which concentrates on the discovery and remediation of publicly disclosed Common Vulnerabilities and Exposures, or CVEs. The platform must include information about configuration issues, vulnerabilities and attack paths across a spectrum of assets and technologies — including cloud configurations and deployments, identity solutions, such as Active Directory, web applications and AI-related assets and workloads.

Our Enterprise Platform Offerings

Tenable One is an AI-powered exposure management platform that gives enterprises a single, unified view of risk across all types of assets and attack pathways. The platform combines broad, industry-leading vulnerability coverage, spanning IT assets, cloud resources, containers, web apps, identity systems, third-party connectors and AI-related assets and workloads. Tenable One builds on the speed and breadth of vulnerability coverage from our long history of data from our research team of cybersecurity and data science experts, or Tenable Research, and adds aggregated exposure view analytics, guidance on mitigating attack pathways, centralized asset inventory and patch management that correlates vulnerabilities with remediation actions. It leverages AI, and machine learning, or ML, rapidly analyzing and interpreting vast data sets to pinpoint priority weaknesses and high-risk attack paths, deliver recommendations and automate routine tasks. The platform also supports ingestion and correlation of third-party security and business data, enabling customers to enrich exposure analysis with contextual signals from across their environment.

Tenable One integrates the following products and tools:

- **Tenable AI Exposure**: Our solution helps organizations identify, assess and reduce security risks associated with the use of artificial intelligence technologies. It provides visibility into AI-related assets, data usage and configurations across enterprise environments, allowing users to detect exposure such as sensitive data leakage, insecure configurations and excessive access. It allows organizations to understand and address AI-driven risks before they are exploited, supporting safer adoption of AI.

- **Tenable Vulnerability Management**: Our cloud-delivered software-as-a-service, or SaaS, vulnerability management offering provides organizations with a risk-based view of traditional and modern attack surfaces. Tenable Vulnerability Management empowers organizations to know, expose and close their critical vulnerabilities. The solution is designed to find hidden vulnerabilities with continuous, always-on asset discovery and assessment of known and unknown assets–even highly dynamic cloud or remote workforce assets–in an environment. Tenable Vulnerability Management also identifies which vulnerabilities to fix first with automated prioritization that combines vulnerability data, threat intelligence and data science.

- **Tenable Cloud Security**: Our cloud security solution that helps organizations reduce risk by rapidly exposing and closing priority security gaps caused by misconfigurations, risky entitlements and vulnerabilities in one powerful cloud native application protection platform (CNAPP). From development to runtime, Tenable Cloud Security continuously analyzes cloud resources to find the most important risks, spot unknown threats and toxic combinations of security issues and deliver actionable insights within minutes. Our cloud infrastructure entitlement management (CIEM) gives users control over access entitlements so they can eradicate exposures caused by human and service identities in the cloud and achieve least-privilege access to cloud resources and data at scale. Data security posture management (DSPM) and AI security posture management (AI-SPM) capabilities enable users to automatically discover, classify and analyze sensitive data risk and protect AI workloads with flexible, agentless scanning.

- **Tenable Identity Exposure**: Our solution offers end-to-end protection from identity-based threats by unifying identities across Active Directory, hybrid and Entra ID. Users can find and fix existing weaknesses before they are exploited and detect and respond to ongoing attacks in real time without the need to deploy agents or use privileged accounts.

- **Tenable Web App Scanning**: Our easy-to-use, comprehensive and automated Vulnerability Scanning for modern web applications, which allows organizations to quickly configure and manage web app scans, enabling them to identify vulnerabilities and prioritize remediation.

- **Tenable Attack Surface Management**: Our solution continuously maps the internet to deliver comprehensive visibility into internet-facing assets, even those security teams don't know about, so they can assess the cybersecurity posture of their entire external attack surface for a more complete picture of where they may be exposed.

- **Tenable Security Center**: Our on-premises vulnerability management offering that provides a risk-based view of an organization's IT, security and compliance posture so organizations can quickly identify, investigate and prioritize their assets and vulnerabilities based on risk assessment and predictive analytics, and provide insightful remediation guidance.

- **Tenable OT Security**: Our unified security solution for converged OT/IoT environments provides threat detection, asset tracking, vulnerability management, and configuration control capabilities to protect OT environments, including industrial networks.

Our Nessus Solutions

Our **Nessus** product line is one of the most widely deployed vulnerability assessment solutions in the cybersecurity industry and underpins our enterprise platform. Since the introduction of Nessus in

1998, we have built and nurtured an extensive community of Nessus users. We continue to cultivate knowledge and affinity within this user base, which, when combined with our enterprise customers and Tenable Research, creates powerful network effects in the form of a continuous feedback loop of data and insights. We use these learnings to expand our assessment capabilities and coverage, continually optimize our solutions and inform our product strategy and innovation priorities. We believe these data and insights will also fuel and strengthen our benchmarking capabilities over time.

Nessus Expert adds Web App scanning capabilities, Infrastructure as Code, or IaC, scanning along with external attack surface discovery capabilities to identify all domains and subdomains that make up an organization's external-facing attack surface. Nessus Expert enables users to programmatically detect cloud infrastructure misconfigurations and vulnerabilities in the design and build phases of the software development lifecycle and continuously discover and inventory an organization's internet-facing assets from an attacker's perspective.

Our Technology Ecosystem

We have partnered with market leading technology companies to pioneer the industry's first exposure management ecosystem to help organizations build resilient cybersecurity programs. Our ecosystem consists of a variety of third-party data import sources integrated into our platform offerings, as well as export of our data out to third-party IT systems. Our technology ecosystem connects disparate solutions and data to automate processes and accelerate an organization's ability to understand, manage and reduce its cyber risk.

We integrate a variety of third-party data sources, including ticketing, configuration management databases, or CMDBs, and systems management, into our platform to augment our native data collection and help with analysis and remediation prioritization. Furthermore, our data is exported out to enrich third-party IT management and security systems.

Our Growth Strategy

Our objectives are to expand our market leadership in exposure management and to scale our business by capturing our large market opportunities with Tenable One, our AI-powered platform, while expanding our operating and free cash flow margins. To accomplish these objectives, we intend to:

- *Continue to acquire new enterprise platform customers.* We believe there is a substantial opportunity to increase adoption of our exposure management platform. We have experienced growth in new enterprise platform customers due to expanded product capabilities and investments in sales and marketing. We intend to continue to aggressively pursue new domestic and international customers by strategically investing in sales and marketing and leveraging our network of channel partnerships around the world.

- *Expand within our customer base*. We believe we have a significant opportunity with Tenable One and AI Security to expand our relationships with our existing customers by targeting additional teams, business units or geographies, pursuing broad enterprise deployments and generally expanding our coverage of their attack surface.

- *Invest in our technology platform*. We intend to innovate to provide our customers with unified visibility, insights and actions in a way that scales with the complexity of the modern attack surface. As we collect and ingest more data from third-party sources, we are also investing in the future of preemptive security, including AI security and remediation.

- ***Explore acquisition opportunities***. We intend to acquire other businesses, technology and/ or development personnel that will expand and enhance the functionality of our platform offerings.

Customers

We sell and market our enterprise platform offerings through our sales force that works closely with our channel partners, which includes a network of distributors and resellers, in developing sales opportunities. We use a two-tiered channel model whereby we sell our enterprise platform offerings to our distributors, which in turn sell to our resellers, which then sell to end users, which we call customers.

Our customers are located in over 170 countries and include organizations of all sizes and span a wide range of industries, including manufacturing, energy and industrials; technology, media and telecommunications; banking, insurance and finance; government, education and non-profit; healthcare; and retail and consumer.

At December 31, 2025, we had over 40,000 customers, including approximately 65% of the Fortune 500 and approximately 50% of the Global 2000 and large government agencies. In 2025, 2024 and 2023, no single customer represented more than 2% of our revenue.

Sales and Marketing

Our sales strategy employs both a direct-touch approach through our sales force and a low-touch approach through sales closed by our channel partners and on our e-commerce website. Both direct-touch and channel-originated sales are fulfilled through our channel partnerships. Our sales and customer success renewal teams collaborate closely with our channel partners to prospect, manage and support our customers, developing and maintaining close relationships with all of our enterprise platform customers.

We sell to organizations of all sizes across a broad range of industries, with a specific focus on enterprise accounts. Our sales team is divided by customer size and geography, including the Americas; Europe, the Middle East and Africa, or EMEA; and Asia Pacific and Japan.

Our partner ecosystem provides us with a number of advantages, including increased in-bound registered sales leads, broader geographic reach and greater deal velocity. Our channel partners include distributors, value-added resellers, system integrators and managed security service providers.

Our marketing initiatives cultivate brand awareness and leverage our track record of innovation in exposure management to expand into new markets, such as AI exposure. We are focused on building demand across all segments with a specific emphasis on our enterprise customers and delivering tailored marketing programs for security executives (i.e. CISOs), functional managers, security practitioners, managed service providers and consultants. Our marketing efforts are also designed to establish the Tenable brand as a thought leader and trusted resource of credible educational information and original research. We provide a variety of educational resources for cybersecurity practitioners and leaders, as well as cloud security teams, DevOps teams, OT practitioners and identity and access management practitioners, including a community forum where customers can ask questions of our experts and their peers. We execute marketing programs targeted at new customer acquisition, customer retention and cross-selling and up-selling of products across our platform.

Research and Development

We continue to invest substantial resources in research and development to enhance our platform offerings by developing new features, functionality, and applications. Our engineering expertise combines extensive security product development experience with individuals who possess expertise in AI, cloud security and user interface design.

Our Tenable Research team is staffed by cybersecurity, cloud and data science experts who leverage our long history of data and deliver exposure management intelligence, data science insights, alerts and security advisories. Our Tenable Research team has developed AI-based research tools to help improve efficiency and effectiveness in processes such as reverse engineering, code debugging, web app security and visibility into cloud-based tools. Frequent updates from Tenable Research ensure the latest vulnerability checks, zero-day research, and configuration benchmarks are available within our exposure management solutions.

We believe ongoing and timely development of new products and features is imperative to maintaining our competitive position. We continue to invest in development of our solutions across our global research and development team.

Backlog

We define backlog as contractually committed orders to be invoiced under our existing agreements that are not included in deferred revenue on our consolidated balance sheets. We expect the amount of backlog to change from period to period due to the timing of billings for our solutions and professional services. At December 31, 2025 and 2024, we had backlog of $159.9 million and $33.2 million, respectively.

Competition

The market for cybersecurity solutions is fragmented, intensely competitive and constantly evolving. We compete with a range of established and emerging cybersecurity software and services vendors, as well as homegrown solutions. With the introduction of new technologies and market entrants, we expect the competitive environment to remain intense going forward. Our competitors include: vulnerability management and assessment vendors, including Qualys and Rapid7; diversified security software and services vendors; endpoint security vendors with vulnerability assessment capabilities, including CrowdStrike; public cloud vendors and other companies, such as Palo Alto Networks and Wiz, that offer solutions for cloud security (private, public and hybrid cloud); and providers of point solutions that compete with some of the features present in our solutions. Many organizations also choose to build their own solutions in-house, often using open-source code rather than purchasing external solutions, and we compete against these internally-developed efforts as well.

We believe that the principal competitive factors affecting the market for cybersecurity solutions include product functionality, breadth and depth of offerings, flexibility of delivery models, ease of deployment and use, integration capabilities such as open APIs and scalability, uptime and performance. We believe that our suite of solutions generally competes favorably with respect to these factors and may serve as a complement to the solutions offered by our competitors in some cases. Some of our more established actual and potential competitors have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets and significantly greater resources than we do. In addition, as our market grows and rapidly changes, we expect it will continue to attract new competitors, including companies that are larger and more established than us and smaller emerging companies, which could introduce new products and

services.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. We rely on a combination of trade secrets, copyrights, patents and trademarks, as well as contractual protections, to establish and protect our intellectual property rights and protect our proprietary technology.

At December 31, 2025, we had 53 issued patents and 22 patent applications pending in the United States. Our issued patents expire between 2027 and 2044 and cover our network scanning, monitoring and analysis technologies and additional features of our platform offerings. At December 31, 2025, we had 13 registered trademarks in the United States. We view our copyrights, trade secrets and know-how as a significant component of our intellectual property assets.

We also license certain software from third parties for integration into our solutions, including open source software and other software available on commercially reasonable terms. We cannot ensure that such third parties will maintain such software or continue to make it available.

We control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by U.S. and international copyright and trade secret laws. Despite our efforts to protect our trade secrets and proprietary rights through intellectual property rights, licenses and confidentiality and invention assignment agreements, unauthorized parties may still attempt to copy, reverse engineer, misappropriate or otherwise obtain and use our software and technology. In addition, we intend to continue to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

Government Regulation

Various federal, state and foreign legislative and regulatory bodies have legislation pending that could affect our business.

In the ordinary course of our business, we process personal information. Accordingly, we are, or may become, subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards related to data privacy and security. Such obligations may include, without limitation, the Federal Trade Commission Act, the California Consumer Privacy Act of 2018 as amended by the California Privacy Rights Act of 2020, or, collectively, the CCPA, the Colorado Privacy Act, Virginia's Consumer Data Protection Act, the Connecticut Privacy Act, the Utah Consumer Privacy Act and similar U.S. state comprehensive privacy laws, the European Union's General Data Protection Regulation 2016/679, or EU GDPR, the EU GDPR as it forms part of the United Kingdom law by virtue of section 3 of the European Union (Withdrawal) Act of 2018, or UK GDPR, and the ePrivacy Directive.

Like other U.S.-based IT security products, our products are subject to U.S. export control laws and regulations, specifically the Export Administration Regulations, or EAR, U.S. economic and trade sanctions regulations and applicable foreign government import, export and use requirements. These laws prohibit or restrict the export of our products and services to certain countries, regions, governments, entities or persons subject to trade restrictions. For more information on the potential impacts of government regulations affecting our business, see Risk Factors included under Part I, Item 1A.

Human Capital

At December 31, 2025, we had 1,995 employees, including 949 employees located outside of the United States. None of our U.S. employees are represented by a labor union or covered by a collective bargaining agreement. Certain international employees are subject to collective bargaining agreements in connection with local labor laws. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

We uphold a core set of values for our entire global workforce:

- *One Tenable:* We work together and we win together. We are part of one Tenable team - employees, customers, partners and other stakeholders.
- *Deliver Results:* We set high goals, take bold risks, measure honestly and deliver results that exceed expectations.
- *We Care:* We are committed to our work, our customers, our colleagues and our communities. We speak candidly and always do the right thing.
- *What We Do Matters:* The work that we do makes a difference in this world.

Our key human capital objectives are to attract, retain, engage, reward and develop our highly-talented existing and future employees, while fostering a culture conducive to achieving exceptional business results. We strive to be a career destination where employees from all backgrounds feel welcome, are treated with fairness and respect, are empowered to make a difference, and have the opportunity to grow.

Compensation, Benefits and Talent Development

We provide robust compensation and benefits packages to attract and retain our employees. We incentivize our employees by aligning a portion of their compensation with the overall success of our business. In addition to base salary, our total rewards packages include annual bonuses, equity awards, an employee stock purchase plan, retirement plans, and health and wellness benefits. Equity awards of restricted stock units that vest over time are granted to new hires and to most employees on an annual basis. Eligible employees can participate in our employee stock purchase plan, in which employees may contribute a percentage of their compensation to purchase shares of our common stock at a discount. Our health and wellness benefits include medical and life insurance, paid time off, family leave, and employee assistance programs. We are committed to a structured hybrid workplace strategy which both allows flexibility and recognizes the value of in-person collaboration and community.

We promote and support employee development and organizational effectiveness by providing high-quality learning and development programs as well as tuition assistance programs. These programs are designed to meet individual, team and organizational needs and objectives, enabling our workforce to grow professionally and increase their impact to the business.

Engagement and Inclusion

Engagement and inclusion at Tenable is a catalyst for cultivating a workplace where every individual's unique strengths contribute to a culture of innovation, belonging and community impact.

Our engagement and inclusion mission aligns all initiatives to our Workforce, Workplace and Community pillars to enhance our overall employee value proposition and propel our success. It emphasizes that an inclusive culture fosters a diversity of opinions, employee engagement, fuels innovation and yields outstanding business results. We strive to be a career destination where

employees from all backgrounds, regardless of race, gender, ethnicity, sexual orientation or disability, can do their best work. Our engagement and inclusion mission pillars include:

- *Workforce:* Attract, retain, and develop top talent through partnerships with external organizations, employer branding, and engagement and development opportunities for all employees.
- *Workplace:* Cultivate an inclusive, high-performance workplace where all employees feel they belong and are given the support they need to thrive.
- *Community:* Increase our commitment to supporting the next generation of STEM talent.

Environmental Stewardship

We care deeply about the places where we live and work. Our Board and management team recognize that we have a role to play in environmental stewardship. We believe that environmentally responsible operating practices are important to generating value for our stockholders, being a good partner with our customers and being a good employer to our employees.

Our energy consumption and usage within data centers is an important component of our day-to-day operations of our business. We outsource our data center needs to Amazon Web Services, or AWS. AWS, in addition to carefully choosing data center locations to mitigate environmental risk, has a long-term commitment to use 100% renewable energy. Aside from data center needs, greenhouse gas emissions and water and energy usage are not material factors in the day-to-day operations of our business. However, we believe that we can still play a part through environmentally sound practices.

Tenable headquarters is a LEED Certified Gold for Core Construction. In addition, we have taken the following actions to enable environmental stewardship:

- Implemented recycling in our offices;
- Offer biodegradable to-go boxes to reduce food waste;
- Have a strict policy for disposing of hardware; and
- Use a travel portal that provides detail on our carbon footprint.

Tenable and our employees have donated time and money to important environmental causes, such as healthy waterways and other clean-up efforts, recycling, carbon footprint mitigation and protection of threatened wildlife.

Financial Information and Segments

See Note 1 and Note 13 to our consolidated financial statements in this Annual Report on Form 10-K for segment and geographical information.

Corporate Information

Tenable Network Security, Inc., our predecessor, was incorporated under the laws of the State of Delaware in 2002. Tenable Holdings, Inc. was incorporated in Delaware in October 2015. In November 2015, Tenable Network Security, Inc. was merged into a wholly owned subsidiary and in 2017 was renamed as Tenable, Inc.

Our principal executive offices are located at 6100 Merriweather Drive, Columbia, Maryland 21044. Our telephone number is (410) 872-0555. Our website address is www.tenable.com. The information contained on, or that can be accessed through, our website is not incorporated by

reference, and you should not consider any information contained on, or that can be accessed through, our website as part of this Annual Report on Form 10-K.

"Tenable," "Nessus," the Tenable logo and other trademarks or service marks of Tenable Holdings, Inc. appearing in this Annual Report on Form 10-K are the property of Tenable Holdings, Inc. This Annual Report on Form 10-K contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 10-K may appear without the ® or TM symbols.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act, are available for download free of charge from our investor relations website https://investors.tenable.com after we file them with the Securities and Exchange Commission, or the SEC. The SEC's website https://www.sec.gov contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Investors and others should note that we may announce material business and financial information to our investors using our investor relations website (https://investors.tenable.com), our filings with the SEC, our website, webcasts, press releases, and conference calls. We use these mediums, including our website, to communicate with investors and the general public about our company, our products, and other issues, and for complying with our disclosure obligations under Regulation FD. It is possible that the information that we make available on our website may be deemed to be material information. We therefore encourage investors and others interested in our company to review the information that we make available on our website, in addition to following our SEC filings, our webcasts, press releases, and conference calls. The information we post through these channels is not a part of this Annual Report on Form 10-K. These channels may be updated from time to time on our investor relations website. The contents of any website referred to in this Form 10-K are not intended to be incorporated into this Annual Report on Form 10-K or in any other report or document we file with the SEC.

Item 1A.   Risk Factors

Our operations and financial results are subject to significant risks and uncertainties including those described below. You should carefully consider the risks and uncertainties described below, in addition to other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks or others not specified below materialize, our business, financial condition and results of operations could be materially and adversely affected.

Selected Risks Affecting Our Business

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in this "Risk Factors" section, including the following:

- We have a history of losses and may not achieve or maintain profitability in the future.

- Our business, financial condition and results of operations could be materially adversely affected by global economic, political and geopolitical tensions.
- We face intense competition. If we do not continue to innovate and offer solutions that address the dynamic cybersecurity landscape, we may not remain competitive.
- We may not be able to sustain our revenue growth rate in the future.
- Our brand, reputation and ability to attract, retain and serve our customers are dependent in part upon the reliability and accuracy of our data, solutions, infrastructure and those of third parties upon which we rely. If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, or if our solutions fail to detect vulnerabilities or incorrectly detect vulnerabilities, or if they contain undetected errors or defects, we could experience adverse consequences, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.
- We have incorporated and may in the future further incorporate generative and other types of AI processes, algorithms, and technologies into certain of our products and services. This technology is new and developing, and may generate output that is inaccurate or flawed or may not achieve market acceptance, which could result in operational, financial, regulatory, and reputational harm and other adverse consequences to our business.
- Our future quarterly results of operations are likely to fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict.
- Our business and results of operations depend substantially on our customers renewing their subscriptions with us and expanding the number of IT assets or IP addresses under their subscriptions. Any decline in our customer renewals, terminations or failure to convince our customers to expand their use of our subscription offerings would harm our business, results of operations, and financial condition.
- We rely on the performance of highly skilled personnel, including senior management and our engineering, professional services, sales and technology professionals, and our ability to increase our customer base will depend to a significant extent on our ability to expand our sales and marketing operations
- We rely on third parties to maintain and operate certain elements of our network infrastructure.
- We are subject to stringent and changing laws, regulations, rules, contractual obligations, policies, and other obligations related to data privacy and security. Our failure or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.
- We rely on our third-party channel partner network of distributors and resellers to generate a substantial amount of our revenue.

Risks Related to Our Business and Industry

We have a history of losses and may not achieve or maintain profitability in the future.

We have historically incurred net losses, including net losses of $36.1 million, $36.3 million and $78.3 million in 2025, 2024 and 2023, respectively. At December 31, 2025, we had an accumulated deficit of $897.5 million. Because the market for our offerings is highly competitive and rapidly evolving and these solutions have not yet reached widespread adoption, it is difficult for us to predict our future results of operations.

While we have experienced significant revenue growth in recent periods, we are not certain whether or when we will obtain a high enough volume of sales of our offerings to sustain or increase our growth or achieve or maintain profitability in the future. We also expect our costs to increase in future periods, which could negatively affect our future operating results if our revenue does not increase at a greater rate. In particular, we expect to continue to expend substantial financial and other resources on:

- public cloud infrastructure and computing costs;
- research and development related to our offerings, including investments in our research and development team;
- sales and marketing, including a significant expansion of our sales organization, both domestically and internationally;
- continued international expansion of our business; and
- general and administrative expense.

These investments may not result in increased revenue or growth in our business. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position and results of operations will be harmed and we may not be able to achieve or maintain profitability over the long term. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, our financial performance may be harmed, and we may not achieve or maintain profitability in the future.

Our business, financial condition and results of operations could be materially adversely affected by global economic, political and geopolitical tensions.

We serve customers in many countries around the world and receive a significant portion of our revenue from outside the United States. Accordingly, our operations and execution are subject to the effects of global economic trends, geopolitical risks and disruptions to global markets, cross-border operations, supply chains or workforce availability resulting from events such as war or international conflict, a major terrorist attack, natural disasters or actual or threatened public health pandemics or other emergencies. Political developments or policy shifts in areas such as tariffs, export controls, including trade barriers, sanctions, technical or local content regulations, currency controls, global tax laws or other laws and policies, have been and may continue to be disruptive and costly to our business. These can interfere with our global operating model, customer relationships and competitive position. Escalation of tariffs or any other specific trade tensions, including potential decoupling between the United States and the European Union, or in global trade conflict more broadly could be harmful to global economic growth or to our business in or with the European Union or other countries. Deterioration of economic conditions or outlooks, such as lower rates of investment, lower economic growth, recession or fears of recession in the United States, Europe or other key markets, may adversely affect the demand for or profitability of our offerings, and the impact from developments outside the United States on our business performance can be significant given the extent of our global activities. Increased geopolitical tensions and outbreaks of armed conflict, as well as sanctions or other measures imposed in response, have in the past and in the future may cause disruption and instability in global markets, particular regions or countries, supply chains or commercial activity that adversely impact our business, financial condition, results of operations and cash flows and pose reputational risks. In addition, market uncertainty and volatility in various geographies may be magnified as a result of shifts in trade, economic and other policies. We also do business in emerging market jurisdictions where economic political and legal risks are heightened and the operating environments are complex.

Furthermore, our research and development teams maintain a significant presence in Tel Aviv, Israel. Recent and ongoing hostilities in the region may have a material impact on our ability to deliver on our product roadmaps for these solutions.

It is impossible to predict the extent to which our operations, or those of our partners or customers, will be impacted in the short and long term, or the ways in which these conflicts may impact our business. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial.

We face intense competition. If we do not continue to innovate and offer solutions that address the dynamic cybersecurity landscape, we may not remain competitive.

The market for cybersecurity solutions is fragmented, intensely competitive and constantly evolving. We compete with a range of established and emerging cybersecurity software and services vendors, as well as homegrown solutions. With the introduction of new technologies and market entrants, we expect the competitive environment to remain intense going forward. Our competitors include: vulnerability management and assessment vendors, including Qualys and Rapid7; diversified security software and services vendors; endpoint security vendors with nascent vulnerability assessment capabilities, including CrowdStrike; public cloud vendors and companies, such as Palo Alto Networks and Wiz, that offer solutions for cloud security (private, public and hybrid cloud); and providers of point solutions that compete with some of the features present in our solutions. We also compete against internally-developed efforts that often use open source solutions.

Some of our actual and potential competitors have significant advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand and business user recognition, larger intellectual property portfolios, government certifications and broader global distribution and presence. In addition, our industry is evolving rapidly and is becoming increasingly competitive. Companies that are larger and more established than us are focusing on cybersecurity and could directly compete with us. For example, Microsoft has a vulnerability management offering and has continued to acquire security solutions for its cybersecurity platform. Smaller companies could also launch new products and services that we do not offer and that could gain market acceptance quickly.

In addition, some of our larger competitors have substantially broader product offerings and can bundle competing products and services with other software offerings which customers may choose even if individual products have more limited functionality than our solutions. These competitors may also offer their products at a lower price, which could increase pricing pressure on our offerings and cause the average sales price for our offerings to decline. These larger competitors are also often better positioned to withstand any significant reduction in capital spending, and will therefore not be as susceptible to economic downturns. One component of our enterprise platform involves assessing Cyber Exposure in a public cloud environment. We are dependent upon the providers to allow our solutions to access their cloud offerings. If one or more cloud providers elected to offer exclusively their own cloud security product or otherwise eliminate the ability of our solutions to access their cloud on behalf of our customers, our business and financial results could be harmed.

Additionally, the cybersecurity market is characterized by very rapid technological advances, changes in customer requirements, frequent new product introductions and enhancements and evolving industry standards. Our success depends on continued innovation to provide features that make our solutions responsive to the cybersecurity landscape, including the shift to employees working from home or in hybrid environments and the increasing adoption by organizations of cloud or hybrid cloud architectures. Developing new solutions and product enhancements is uncertain, expensive and time-consuming, and there is no assurance that such activities will result in significant

cost savings, revenue or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected. Further, we may not be able to successfully anticipate or adapt to changing technology or customer requirements or the dynamic threat landscape on a timely basis, or at all, which would impair our ability to execute on our business strategy. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements or new or evolving attacks by, or indicators of compromise that identify, cyber bad actors.

Furthermore, our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources and products and services offerings in the markets we address. In addition, current or potential competitors may be acquired by third parties with greater available resources, which may enable them to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do. For all of these reasons, we may not be able to compete successfully against our current or future competitors.

We may not be able to sustain our revenue growth rate in the future.

From 2024 to 2025, our revenue grew from $900.0 million to $999.4 million, representing year over year growth of 11%. This growth was primarily from an increase in subscription revenue. Although we have experienced rapid growth historically and currently have high customer renewal rates, we may not continue to grow as rapidly in the future due to a decline in our renewal rates, failure to attract new customers or other factors. Any success that we may experience in the future will depend in large part on our ability to, among other things:

- maintain and expand our customer base;
- increase revenue from existing customers through increased or broader use of our offerings within their organizations;
- improve the performance and capabilities of our offerings through research and development or the integration of acquired products and capabilities;
- continue to develop and expand our enterprise platform;
- maintain or increase the rate at which customers purchase and renew subscriptions to our enterprise platform offerings;
- continue to successfully expand our business domestically and internationally; and
- successfully compete with other companies.

If we are unable to maintain consistent revenue or revenue growth, including as a result of macroeconomic conditions, our stock price could be volatile, and it may be difficult to achieve and maintain profitability. You should not rely on our revenue for any prior quarterly or annual periods as any indication of our future revenue or revenue growth.

We may be unable to rapidly and efficiently adjust our cost structure in response to significant revenue declines, which could adversely affect our operating results.

We recognize substantially all of our revenue ratably over the term of our subscriptions and, to a lesser extent, perpetual licenses ratably over an expected period of benefit and, as a result, downturns in sales may not be immediately reflected in our operating results.

We recognize substantially all of our revenue ratably over the terms of our subscriptions with customers, which generally occurs over a one-year period and, for our perpetual licenses, over a five-year expected period of benefit. As a result, a substantial portion of the revenue that we report in each period will be derived from the recognition of deferred revenue relating to agreements entered into during previous periods. Consequently, a decline in new sales or renewals in any one period, including as a result of macroeconomic conditions, may not be immediately reflected in our revenue results for that period. This decline, however, would negatively affect our revenue in future periods. Accordingly, the effect of significant downturns in sales and market acceptance of our solutions and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. This also makes it difficult for us to rapidly increase our revenue growth through additional sales in any period, as revenue from new customers generally will be recognized over the term of the applicable agreement.

If our enterprise platform offerings do not interoperate with our customers' network and security infrastructure, including remote devices, or with third-party products, websites or services, our results of operations may be harmed.

Our enterprise platform offerings must interoperate with our customers' existing network and security infrastructure, including remote devices. These complex systems are developed, delivered and maintained by the customer, their employees and a myriad of vendors and service providers. As a result, the components of our customers' infrastructure, including remote devices, have different specifications, rapidly evolve, utilize multiple protocol standards, include multiple versions and generations of products and may be highly customized. We must be able to interoperate and provide our security offerings to customers with highly complex and customized networks, including remote devices, which requires careful planning and execution between our customers, our customer support teams and our channel partners. Further, when new or updated elements of our customers' infrastructure, new usage trends, such as remote and hybrid work, or new industry standards or protocols are introduced, we may have to update or enhance our cloud platform and our other solutions to allow us to continue to provide service to customers. Our competitors or other vendors may refuse to work with us to allow their products to interoperate with our solutions, which could make it difficult for our cloud platform to function properly in customer networks that include these third-party products.

We may not deliver or maintain interoperability quickly or cost-effectively, or at all. These efforts require capital investment and engineering resources. If we fail to maintain compatibility of our cloud platform and our other solutions with our customers' network and security infrastructures, including for remote devices, our customers may not be able to fully utilize our solutions, and we may, among other consequences, lose or fail to increase our market share and experience reduced demand for our services, which would materially harm our business, operating results and financial condition.

Our brand, reputation and ability to attract, retain and serve our customers are dependent in part upon the reliability and accuracy of our data, solutions, infrastructure and those of third parties upon which we rely. If our information technology systems or data, or those of third parties upon which we rely, are or were compromised or disrupted, or if our solutions fail

to detect vulnerabilities or incorrectly detect vulnerabilities, or if they contain undetected errors or defects, we could experience adverse consequences.

In the ordinary course of our business, we collect, store, use, transmit, disclose or otherwise process proprietary, confidential, and sensitive information, including personal data, intellectual property, and trade secrets.

We sell cybersecurity products and, as a result, may be at increased risk of being a target of cyberattacks designed to penetrate our platform or internal systems, to compromise our data, alter or modify our source code, or to otherwise impede the performance of our products. Threats to information systems and data come from a variety of sources. In addition to computer "hackers," threat actors, personnel (such as through theft or misuse, or other insider threat listed below), "hacktivists," organized criminal threat actors, sophisticated nation-states and nation-state-supported actors now engage and are expected to continue to engage in cyber-attacks. Nation-state actors and nation-state-supported actors may engage in such attacks for geopolitical reasons and in conjunction with military conflicts and defense activities, around the world. During times of war and other major conflicts, we, third parties upon which we may rely, and our customers may be vulnerable to a heightened risk of these threats, including retaliatory cyber-attacks that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. We, our customers, and the third parties upon which we rely are subject to a variety of evolving threats, which are prevalent, continue to rise, and are increasingly difficult to detect. These threats include but are not limited to: social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks); credential harvesting; malicious code (such as viruses, worms, and, increasingly, code injection in open source software); malware (including as a result of advanced persistent threat intrusions); denial-of-service attacks, credential stuffing; insider threats (including due to personnel misconduct, error or malicious activity); ransomware attacks; supply-chain attacks; software bugs; server malfunctions; software or hardware failures; loss of data or other information technology assets; adware; telecommunications failures; attacks enhanced or facilitated by artificial intelligence and other similar threats. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions, delays, or outages in our operations, loss of data, loss of income, significant extra expenses to restore data or systems, reputational loss and the diversion of funds. To alleviate the financial, operational and reputational impact of a ransomware attack, it may be prudent to make extortion payments, but we may be unable to do so if, for example, applicable laws prohibit such payments.

Additionally, we are incorporated into the supply chain of a large number of companies worldwide and, as a result, if our solutions are compromised, a significant number or, in some instances, all of our customers and their data could be simultaneously affected. The potential liability and associated consequences we could suffer as a result of such a large-scale event could be catastrophic and result in irreparable harm.

Remote work and use of remote devices has increased risks to our information technology systems and data, as more of our personnel utilize network connections, computers and devices outside of our premises or network, including working at home, while in transit and in public locations. Future or past business transactions, such as acquisitions or integrations, could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not identified during due diligence of such acquired or integrated entities, and it may be difficult to integrate other companies into our information technology environment and security program.

We rely on third-party service providers and technologies to operate critical business systems, including processing confidential and sensitive information, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email and other functions. We also rely on third-party service providers to provide other products, services, or otherwise, to operate our business and elements of our infrastructure, including endpoints. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. Additionally, software errors or vulnerabilities in these third-party technologies could result in significant disruptions to our information technology systems, leading to downtime, data loss, or compromised data integrity.

If our third-party service providers or partners experience a security incident or other interruption or cause an extended outage or disruption to our systems, we could experience adverse consequences. It is possible that our customers and potential customers would hold us accountable for any security incident affecting our third-party service providers' or partners' infrastructure or other interruption caused by our third-party service providers or partners that impacts our infrastructure. We may incur significant liability from those customers and from other third parties with respect to any such incident. Because our agreements with certain third-party service providers, such as AWS and Snowflake, limit their liability for damages, we may not be able to recover a material portion of our liabilities to our customers and third parties arising from issues with such third-party service providers, such as AWS and Snowflake, in the event of an incident affecting the third parties' systems. Moreover, while we may be entitled to damages from third-party service providers if they fail to satisfy their privacy or security-related obligations to us or if they cause a disruption in our infrastructure, any award may be insufficient to cover our damages, or we may be unable to recover such reward. In addition, supply-chain attacks have increased in frequency and severity and there have been high-profile incidents of third-party service providers causing widespread disruptions in their customers' infrastructures due to errors in their SaaS offerings. We cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised or that errors by our third-party service providers won't cause disruptions in our infrastructure.

We have experienced, and may in the future experience, disruptions, outages, other performance problems and security threats due to a variety of factors, including infrastructure changes, deliberate or unintentional human actions (including by third parties), software defects and configuration errors, capacity constraints, fraud or security incidents. We take steps designed to detect, mitigate and remediate vulnerabilities and defects and configuration errors in our information technology systems (such as our hardware and software, including that of third parties upon which we rely) and in our software applications, products and services. We may not, however, be able to detect and remediate all such vulnerabilities, defects or configuration errors on a timely basis. For example, we have identified certain vulnerabilities in our information systems and software applications, and we take steps designed to mitigate the risks associated with known vulnerabilities. Despite our efforts, there can be no assurance that these vulnerability, defect and configuration error mitigation measures will be completely effective. Further, we may experience delays in developing and deploying remedial measures and patches designed to address any such identified vulnerabilities, defects or configuration errors. Additionally, as part of our business operations, employees and authorized personnel, or insiders, access our systems, applications, and data, including through the use of mobile devices, including personally-owned devices. Our business may be adversely affected if insiders cause cybersecurity incidents such as data breaches, intellectual property theft, ransom demands, or operational disruptions. We take steps designed to detect and mitigate insider threats, however, despite our efforts, there can be no assurance that these efforts will be completely effective and we have expended significant resources to prevent, detect and investigate such threats. Additionally, our ability to implement and enforce security measures on employee-owned mobile devices is more limited, which increases the risk of cybersecurity threats.

Any of these or similar threats could cause a security incident or other interruption that can result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our proprietary, confidential, and sensitive information or our information technology systems, or those of the third parties upon whom we rely. For example, we have been the target of unsuccessful phishing attempts in the past and we expect such attempts will continue in the future. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our solutions. In some instances, we or our third-party service providers may not be able to identify the cause or causes of these security incidents or performance problems within an acceptable period of time. If our solutions are unavailable or if our customers are unable to access features of our solutions within a reasonable amount of time or at all, our business could be adversely affected. In addition, if we or any of the third-party providers we use were to experience or cause a significant or prolonged outage or security incident, our business could be adversely affected. We may expend significant resources or modify our business activities to try to protect against or recover from security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures, industry-standard or reasonable security measures to protect our information technology systems and proprietary, confidential, and sensitive information, including personal data.

Data protection requirements may also require us or we may voluntarily choose to notify relevant stakeholders of security incidents, including affected individuals, partners, collaborators, customers, regulators, law enforcement agencies and others, or take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosures or failure to comply with such applicable requirements could lead to adverse consequences.

Additionally, even if we have issued or otherwise made patches or information for vulnerabilities in our software applications, products or services, our customers may be unwilling or unable to deploy such patches and use such information effectively and in a timely manner. Vulnerabilities could be exploited and result in a security incident.

If we, our customers, or a third party upon which we rely, experience or cause a security incident or other interruption, or are perceived to have experienced or caused a security incident or other interruption, we may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting obligations and/or oversight; restrictions on processing information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions of our operations (including availability of data); financial loss (including by issuing credits to our customers); diversion of management attention; and other similar harm. Security incidents or other disruptions and attendant material consequences may cause customers to stop using our solutions (including by not renewing their purchases of our solutions), deter new customers from using our solutions, and negatively impact our ability to grow and operate our business.

There can be no assurance that any limitations or exclusions of liabilities in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages if we fail to comply with data protection requirements related to information security or security incidents. We cannot be sure that our insurance coverage will be adequate or otherwise protect us from or adequately mitigate liabilities or damages with respect to claims, costs, expenses, litigation, fines, penalties, business loss, data loss, regulatory actions or other impacts arising out of security incidents.

In addition, we face unique risks as a SaaS company that sells products and services that involve protecting the information systems of our customers. If our solutions fail to detect vulnerabilities in our customers' cybersecurity infrastructure, including for remote devices, or if our solutions fail to identify new and increasingly complex methods of cyberattacks, our business may suffer and our customers' businesses may be damaged, including by interrupting their networking traffic or operational technology environments. Furthermore, a security incident could heighten the impact of these material adverse consequences because of the nature of our business and expectations of our customers. There is no guarantee that our solutions will detect all vulnerabilities or threats in our customers' systems, especially in light of the rapidly changing security landscape to which we must respond. Additionally, our solutions may falsely detect vulnerabilities or threats that do not actually exist. For example, our solutions rely on information provided by an active community of users who contribute information about new exploits, attacks and vulnerabilities. If the information from these third parties is inaccurate, the potential for false indications of vulnerabilities or threats increases. These false positives, while typical in the industry, may impair the perceived reliability of our offerings. Additionally, our business depends upon the appropriate and successful implementation of our product by our customers. If our customers fail to use our solutions according to our specifications, our customers may suffer a security incident on their own systems or other adverse consequences. Even if such an incident is unrelated to our security practices, it could result in our incurring significant economic and operational costs in investigating, remediating, and implementing additional measures to further protect our customers from their own vulnerabilities.

The reliability and continuous availability of our solutions is critical to our success. We have experienced errors or defects in the past in connection with the release of new solutions and product upgrades, and we expect that these errors or defects will be found from time to time in the future in new or enhanced solutions after commercial release. For example, on December 31, 2024, we identified Nessus agents versions 10.8.0 and 10.8.1 going offline under certain conditions which impacted the availability of our Vulnerability Management and Security Center solutions for certain customers. Upon discovery of the incident, we developed and released a version 10.8.2 of our Nessus agent on January 2, 2025, which enabled affected customers to resolve the issue. Although the financial impacts of this incident have not been significant, similar incidents in the future could result in costs associated with service-level credits and loss of customer trust, which could have a material adverse effect on our business and financial performance. In addition, we use third parties to assist in the development of our products and these third parties could be a source of errors or defects. Some defects may cause our solutions to be vulnerable to attacks, cause them to fail to detect vulnerabilities, or temporarily interrupt customers' networking traffic or operational technology environments, any of which may damage our customers' business and could hurt our reputation.

As a result of any of the risks associated with our SaaS business, we may experience material adverse consequences. We may also be subject to liability claims for damages related to errors or defects in our solutions.

We have incorporated and may in the future further incorporate AI technologies, including generative AI, into certain of our products and services. These technologies are subject to new and developing regulatory frameworks and may create operational, financial, regulatory, and reputational risks based on development practices or reliance on AI outputs that are inaccurate or flawed. These technologies may not achieve market acceptance and may pose other adverse consequences to our business, some of which we may not know or be able to quantify at this time.

We have incorporated and may in the future further incorporate AI features in certain of our products and services, including ExposureAI and Tenable AI Assistant and within Tenable One. The use of AI technologies, including generative AI processes, at scale is relatively new, and may lead to

challenges, concerns and risks, including various privacy and security risks that are significant or that we may not be able to predict, especially if our use of these technologies in our products and services becomes more important to our operations over time. The technologies underpinning these features are in the early stages of commercial use and exist in an emerging regulatory environment with heightened regulatory scrutiny, which presents regulatory, litigation, ethical, safety, reputational, operational and financial risks. AI in our products and services may be complex to deploy successfully due to operational issues inherent to the nature of such technologies, including the availability, development, maintenance and operation of deep learning datasets and third-party dependencies.

Datasets used in AI training, development, and operations may be insufficient, of poor quality, not fit for purpose, contain sensitive information, or reflect unwanted bias. If we do not have adequate rights to utilize the data or other materials and content that our AI technologies depend on, we may face legal consequences for violating applicable laws, third-party intellectual property, privacy or other rights, or contracts to which we are a party. The use of certain types or sources of data for AI training or development may require consent from data subjects, customers, or other data owners or custodians. We may not have insight into, or control over, the provenance of certain data that our AI technologies ingest. As laws evolve, we may be obligated to obtain certain consents for AI development that we had not previously sought and seeking any type of consent may be costly, impractical, and hinder competitive development or deployment of AI technologies. Customers are increasingly concerned about how their data may interact with AI technologies and may require us to make stronger assurances or contractual commitments to refrain or limit the use of customer data with AI technologies. This may adversely impact our ability to develop or improve AI technologies, which rely on a large volume of diverse and relevant data, including customer data, to produce more accurate, reliable, and predictable outputs.

Uncertainty in the legal regulatory regime relating to AI and emerging ethical issues surrounding the use of AI may require significant resources to modify and maintain business practices to comply with U.S. and non-U.S. laws, the nature of which cannot be determined at this time. Existing laws and regulations may apply to us or our suppliers, vendors, partners and customers in new ways, and new laws and regulations may be instituted. Many U.S. and international governmental bodies and regulators have proposed, enacted or are in the process of developing, new regulations related to the use of AI and machine learning technologies, including the EU AI Act, Colorado AI Act, California Bot Disclosure Law, and Utah AI Policy Act, as well as regulations on certain high-risk automated decisions, such as those in the employment context. For example, the EU AI Act, which applies beyond the European Union's borders and establishes obligations for AI providers and those deploying AI systems, sets out a risk-based framework that subjects certain AI technologies to numerous compliance obligations, such as transparency, conformity and risk assessment, monitoring and human oversight requirements. Under the EU AI Act, non-compliant companies may be subject to administrative fines of up to 35 million Euros or 7% of a company's total worldwide annual turnover for the preceding financial year, whichever is higher. Certain of our activities subject us to the EU AI Act and other U.S. and non-U.S. laws governing AI or data processed in connection with AI. We expect other jurisdictions may adopt similar or potentially more restrictive laws, which may render the use of such technologies challenging. The final form of these may impose obligations related to our development, offering and use of AI technologies and expose us to increased risk of regulatory enforcement and litigation. We may have to amend our business practices, contractual arrangements, and services to comply with such obligations.

Our customers deploy AI technologies in their environments where the AI technologies may encounter sensitive information (including confidential, competitive, proprietary, or personal data) or our customers may input sensitive information into our AI-powered offerings, regardless of any prohibitions in our terms of service. Any sensitive information that our AI technologies ingest could be leaked or disclosed to others. Additionally, many of our AI technologies are powered by third-party AI

providers, which may heighten the risk of inadvertent or unwanted disclosure of sensitive information, including if sensitive information is used to train the third party's AI model. Additionally, where an AI model ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive information generated by the model. This could create legal or contractual liability for us in light of the model's ability to output sensitive information.

Our AI technology features may also generate output that is misleading, insecure, inaccurate, harmful or otherwise flawed. Agentic AI solutions may compound those risks by taking or implementing actions or outputs, which themselves may be based on flawed outputs, that further increase the risk of misleading, insecure, inaccurate, harmful or otherwise flawed outcomes. This risk extends to our enterprise operations, as employee use of unvetted third-party agentic AI solutions, such as browser plug-ins or other automated applications, could result in actions being taken without adequate human review or monitoring. Such unauthorized automated actions could, for example, lead to the inadvertent disclosure or modification of corporate data or other sensitive information, flawed communications to customers or partners, or the creation of unintended legal or financial obligations on behalf of the company. Our customers or others may rely on or use such misleading, insecure, harmful or otherwise flawed content to their detriment, which may harm our brand, reputation, business or customers, cause competitive harm or expose us to legal liability. For example, AI algorithms use machine learning and predictive analytics which may be insufficient or of poor quality and reflect inherent biases and could lead to flawed, biased, and inaccurate results. Deficient or inaccurate recommendations, forecasts, or analyses that generative AI applications assist in producing could lead to customer rejection or skepticism of our products, affect our reputation or brand, and negatively affect our financial results. Further, unauthorized use or misuse of AI by our employees or others may result in disclosure of confidential company and customer data, reputational harm, privacy law violations and legal liability. Our use of generative AI may also lead to novel and urgent cybersecurity risks, including those related to personal data, which may adversely affect our operations and reputation, and these risks likely are compounded by our use of agentic AI.

While AI features are presently increasing in popularity, we have no assurance that our AI technologies will continue to be accepted and sought by customers. The development of generative and agentic AI technologies is complex, and there are technical challenges associated with achieving the desired level of accuracy, efficiency, and reliability. The algorithms and models utilized in generative or agentic AI systems may have limitations, including biases, errors, or inability to handle certain data types or scenarios. Furthermore, there is a risk of system failures, disruptions, or vulnerabilities that could compromise the integrity, security or privacy of the generated content. These limitations or failures could result in reputational damage, legal liabilities, or loss of customer confidence, which, in turn, could result in lower than anticipated demand from customers to adapt our AI features. We have, and will continue, to dedicate significant resources to developing and deploying generative, agentic, or other AI features in our products and services, without assurances that we will, or will continue to, see customer demand and market conditions to support those investments.

We rely, and likely will continue to rely, on third parties to support our use of AI in our products and services. Our ability to offer AI-powered products and services may be adversely impacted if any of our third-party AI providers, or other AI-related third-party vendors, develops or deploys AI tools that are unlawful, unreliable, unsecure, or unavailable. If we cannot use third-party AI, or that use is restricted, our business may be less efficient or we may be at a competitive disadvantage, which could adversely affect our business, financial condition, customer loyalty, and reputation.

Our future quarterly results of operations are likely to fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict.

Our revenue and results of operations have historically varied from period to period, and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control, including:

- the level of demand for our solutions;
- the introduction of new products and product enhancements by existing competitors or new entrants into our market, and changes in pricing for solutions offered by us or our competitors;
- the rate of renewal of subscriptions, and extent of expansion of assets under such subscriptions, with existing customers;
- the mix of customers licensing our products on a subscription basis as compared to a perpetual license;
- large customers failing to renew their subscriptions;
- the size, timing and terms of our subscription agreements with new customers;
- our ability to interoperate our solutions with our customers' network and security infrastructure, including remote devices;
- the timing and growth of our business, in particular through our hiring of new employees and international expansion;
- network outages, security breaches, technical difficulties or interruptions with our solutions (including security breaches by our service providers or vendors);
- changes in the growth rate of the markets in which we compete;
- the length of the license term, amount prepaid and other material terms of subscriptions to our solutions sold during a period;
- customers delaying purchasing decisions in anticipation of new developments or enhancements by us or our competitors or otherwise;
- changes in customers' budgets;
- seasonal variations related to sales and marketing and other activities, such as expenses related to our customers;
- our ability to increase, retain and incentivize the channel partners that market and sell our solutions;
- our ability to integrate our solutions with our ecosystem partners' technology;
- our ability to integrate any future acquisitions of businesses;
- our brand and reputation;
- the timing of our adoption of new or revised accounting pronouncements applicable to public companies and the impact on our results of operations;
- our ability to control costs, including our operating expenses, such as personnel costs, third-party cloud infrastructure costs and facilities costs;
- our ability to hire, train and maintain our direct sales force;
- unforeseen litigation and intellectual property infringement;
- fluctuations in our effective tax rate;
- general economic and political conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers operate; and

- other events or factors, including those resulting from public health crises such as pandemics or similar outbreaks, war, incidents of terrorism or responses to these events, or an economic recession in the United States or other major markets.

Any one of these or other factors discussed elsewhere in this Annual Report on Form 10-K, or the cumulative effect of some of these factors, may result in fluctuations in our revenue and operating results, meaning that quarter-to-quarter comparisons of our revenue, results of operations and cash flows may not necessarily be indicative of our future performance and may cause us to miss our guidance and analyst expectations and may cause our stock price to decline.

In addition, we have historically experienced seasonality in entering into agreements with customers. We typically enter into a significantly higher percentage of agreements with new customers, as well as renewal agreements with existing customers, in the third and fourth quarters. The increase in customer agreements in the third quarter is primarily attributable to U.S. government and related agencies, and the increase in the fourth quarter is primarily attributable to large enterprise account buying patterns typical in the software industry. We expect that seasonality will continue to affect our operating results in the future and may reduce our ability to predict cash flow and optimize the timing of our operating expenses.

Our business and results of operations depend substantially on our customers renewing their subscriptions with us and expanding the number of IT assets or IP addresses under their subscriptions. Any decline in our customer renewals, terminations or failure to convince our customers to expand their use of our subscription offerings would harm our business, results of operations, and financial condition.

Our subscription offerings are term-based and a majority of our subscription contracts are for one year in duration, although we have recently experienced an increase in larger, multi-year deals, which has increased our overall contract duration. However, we have simultaneously experienced a shift to annual installment billing for these multi-year deals, which is reducing our billing duration. In order for us to maintain or improve our results of operations, it is important that a high percentage of our customers renew their subscriptions with us when the existing subscription term expires, and renew on the same or more favorable terms. Our customers have no obligation to renew their subscriptions, and we may not be able to accurately predict customer renewal rates. In addition, the growth of our business depends in part on our customers expanding their use of subscription offerings and related services. Historically, some of our customers have elected not to renew their subscriptions with us for a variety of reasons, including as a result of changes in their strategic IT priorities, budgets, costs and, in some instances, due to competing solutions. Our retention rate may also decline or fluctuate if our existing customers choose to reduce or delay technology spending in response to economic conditions, including those resulting from exchange rate fluctuations relative to the U.S. dollar that make our products more expensive to existing customers, high rates of inflation and interest rates or concerns of an economic recession in the United States or other major markets, that could lead to decreased spending, as well as a result of a number of other factors, including our customers' satisfaction or dissatisfaction with our software, the increase in the contract value of subscription and support contracts from new customers, the effectiveness of our customer support services, our pricing, the prices of competing products or services, mergers and acquisitions affecting our customer base, global economic conditions, and the other risk factors described in this Annual Report on Form 10-K. We cannot assure you that customers will maintain their agreements with us, renew subscriptions or increase their usage of our software. If our customers do not maintain or renew their subscriptions or renew on less favorable terms, or if we are unable to expand our customers' use of our software, our business, results of operations, and financial condition may be harmed.

We must maintain and enhance our brand.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our enterprise platform and attracting new customers. Brand promotion activities may not generate customer awareness or increase revenue and, even if they do, any increase in revenue may not offset the expenses we incur in maintaining and promoting our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our solutions.

We rely on the performance of highly skilled personnel, including senior management and our engineering, professional services, sales and technology professionals, and our ability to increase our customer base will depend to a significant extent on our ability to expand our sales and marketing operations.

We believe our success has depended, and continues to depend, on the efforts and talents of our senior management team and our highly skilled team members, including our sales personnel, professional services personnel and software engineers. We do not maintain key person insurance on any of our executive officers or key employees. Our senior management and key employees are employed on an at-will basis, which means that they could terminate their employment with us at any time. The loss of any of our senior management or key employees could adversely affect our ability to execute our business plan, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees.

Our ability to successfully pursue our growth strategy also depends on our ability to attract, motivate and retain our personnel. Competition for well-qualified employees in all aspects of our business is intense. The move by companies to offer a remote or hybrid work environment may increase competition for such employees outside of our traditional office locations. In addition, employee turnover rates in the broader global economy and inflationary pressures in the labor market have increased and may continue to be elevated, which has led, and could continue to lead to increased recruiting, training and retention costs. If we do not succeed in attracting well-qualified employees, retaining and motivating existing employees or maintaining our corporate culture in a hybrid or remote work environment, our business will be adversely affected.

In addition, our ability to increase our customer base and achieve broader market acceptance of our Cyber Exposure solutions will depend to a significant extent on our ability to expand our sales force and our third-party channel partner network of distributors and resellers, both domestically and internationally. We may not be successful in attracting and retaining talented sales personnel or strategic partners, and any new sales personnel or strategic partners may not be able to achieve productivity in a reasonable period of time or at all. We also plan to dedicate significant resources to sales and marketing programs, including through electronic marketing campaigns and, when deemed safe to do so, trade event sponsorship and participation. All of these efforts will require us to invest significant financial and other resources and our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue.

We rely on third parties to maintain and operate certain elements of our network infrastructure.

We utilize data centers located in North America, Europe and Asia to operate and maintain certain elements of our own network infrastructure. Some elements of this complex system are operated by

third parties that we do not control and that could require significant time to replace. We expect this dependence on third parties to continue. For example, Tenable One is hosted on AWS which provides us with computing and storage capacity. Interruptions in our systems or the third-party systems on which we rely, particularly AWS, whether due to system failures, computer viruses or cyber threats, physical or electronic break-ins or other factors, could affect the security or availability of our solutions, network infrastructure and website.

Our existing data center facilities and third-party hosting providers have no obligations to renew their agreements with us on commercially reasonable terms or at all, and certain of the agreements governing these relationships may be terminated by either party with notice or access to hosting services may be restricted by the provider at any time, with no or limited notice. For example, our agreement with AWS allows AWS to terminate the agreement with two years' written notice and allows AWS, under certain circumstances, to temporarily restrict access to hosting services provided by AWS without prior notice. Although we expect that we could receive similar services from other third parties, if any of our arrangements with third parties, including AWS, are terminated, we could experience interruptions on our platform and in our ability to make our platform available to customers, as well as downtime, delays and additional expenses in arranging alternative cloud infrastructure services.

Our sales cycle is long and unpredictable.

The timing of sales of our offerings is difficult to forecast because of the length and unpredictability of our sales cycle, particularly with large enterprises and with respect to certain of our solutions. We sell our solutions primarily to IT departments that are managing a growing set of user and compliance demands, including with respect to AI, which has increased the complexity of customer requirements to be met and confirmed during the sales cycle and prolonged our sales cycle. Our average sales cycle with an enterprise customer is approximately four months, although unfavorable macroeconomic conditions and the extent to which we continue to enter into larger deals, could result in longer average sales cycles. Further, the length of time that potential customers devote to their testing and evaluation, contract negotiation and budgeting processes varies significantly, depending on the size of the organization and nature of the product or service under consideration. Macroeconomic uncertainty, including foreign exchange rates, inflation, disruptions in access to bank deposits or lending commitments due to bank failures and uncertainty about economic stability, and concerns about economic recessions in the United States or other major markets, have and could continue to impact the budgets and purchasing decisions and processes of certain of our customers and prospective customers, some of whom have added additional controls on expenditures and require additional internal approvals of expenditures, even if relatively small in dollar amount, all of which could lengthen our average sales cycle. In addition, we might devote substantial time and effort to a particular unsuccessful sales effort, and as a result, we could lose other sales opportunities or incur expenses that are not offset by an increase in revenue, which could harm our business.

We are subject to stringent and changing laws, regulations, rules, contractual obligations, policies, and other obligations related to data privacy and security. Our failure, or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

In the ordinary course of our business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, "process") personal data and other sensitive information, including proprietary and confidential business information, trade secrets, intellectual property, and sensitive third-party information. Our data processing activities subject us to numerous data privacy and security obligations, such as various

laws, rules, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, or collectively, the CCPA, imposes obligations on covered businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain rights related to their personal data. The CCPA applies to personal data of consumers, business representatives and employees who are California residents and provides for fines for noncompliance (up to $7,500 per intentional violation). Further, the CCPA allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws have been passed or are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. These developments may further complicate compliance efforts and may increase legal risk and compliance costs for us, the third parties with whom we work, and our customers.

Our employees and personnel use generative AI technologies to perform their work, and the disclosure and use of personal data in generative AI technologies are subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

Additionally, under various privacy laws and other obligations, we may be required to provide certain notices and obtain consents to process certain types of personal data. For example, some of our data processing practices may be subject to challenges or lawsuits under data privacy and communications laws, including wiretapping laws, if we share consumer information with third parties through various methods, such as chatbot and session replay providers, or via third-party marketing pixels. These practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union's General Data Protection Regulation, or EU GDPR, and the United Kingdom's GDPR, or UK GDPR, impose strict requirements for processing the personal data of individuals. Violations of these obligations carry significant potential consequences. For example, under the EU GDPR, government regulators may impose temporary or definitive bans on processing, as well as fines of up to €20 million or 4% of the annual global revenue, whichever is greater. In addition, new EU and UK regulations or legislative actions regarding data privacy and security (together with applicable industry standards) may be proposed or enacted, such as the EU's Digital Operational Resilience Act and its second Network and Information

Security Directive, which may increase our costs of doing business, and non-compliance with such laws and regulations, as applicable to us, may lead to significant administrative fines. We have an internal data privacy function that oversees and supervises our compliance with data privacy laws, including EU and UK data protection regulations, but despite our efforts, we may fail, or be perceived to have failed, to comply. Canada's Personal Information Protection and Electronic Documents Act, or PIPEDA, and various related provincial laws, Canada's Anti-Spam Legislation, or CASL, and Brazil's General Data Protection Law (Law No. 13,709/2018), or Lei Geral de Proteção de Dados Pessoais, or LGPD, may apply to our operations. The LGPD broadly regulates processing personal data of individuals in Brazil and imposes compliance obligations and penalties comparable to those of the EU GDPR. Additionally, we also target customers in Asia and may be subject to new and emerging data privacy regimes in Asia, including China's Personal Information Protection Law, Japan's Act on the Protection of Personal Information, and Singapore's Personal Data Protection Act.

In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area, or EEA, and the United Kingdom, or UK, have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK's International Data Transfer Agreement/Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. For example, some European regulators have significantly restricted some companies from transferring certain personal data out of Europe for allegedly violating the GDPR's cross-border data transfer limitations.

In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. Furthermore, we are bound by other contractual obligations relating to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. Additionally, some of our customer contracts require us to host personal data locally.

We have published privacy policies, marketing materials, whitepapers, and other statements, such statements related to compliance with certain certifications or self-regulatory principles, concerning data privacy, security, and artificial intelligence. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our

practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

Our obligations related to data privacy and security (and customers' data privacy expectations) are quickly becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources. These obligations may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. Existing and proposed laws and regulations can be costly to comply with, can delay or impede the development or adoption of our products and services and require significant management time and attention. Although we endeavor to comply with all data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, despite our efforts, our personnel or third parties upon which we rely may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. If we or the third parties upon which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences. These consequences include, but are not limited to: government enforcement actions (such as investigations, fines, penalties, audits, inspections, and similar actions); litigation (including class-action related claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for significant statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: interruptions or stoppages in our business operations, inability to process personal data or operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; reputational harm; loss of customers; reduction in the use of our products; or revision or restricting of our operations.

We rely on our third-party channel partner network of distributors and resellers to generate a substantial amount of our revenue.

Our success is dependent in part upon establishing and maintaining relationships with a variety of channel partners that we utilize to extend our geographic reach and market penetration. We typically use a two-tiered, channel model whereby we sell our products and services to our distributors, who in turn sell to our resellers, who then sell to our end users, who we call customers. We anticipate that we will continue to rely on this two-tiered sales model in order to help facilitate sales of our offerings as part of larger purchases in the United States and to grow our business internationally. In 2025, 2024 and 2023, we derived 94%, 94% and 93%, respectively, of our revenue from sales through channel partners, and the percentage of revenue derived from channel partners may continue to increase in future periods. Ingram Micro, one of our distributors, accounted for 32%, 34% and 36% of our revenue in 2025, 2024 and 2023, respectively, and 27% of our accounts receivable at December 31, 2025 and 29% at December 31, 2024. Our reliance on these channel partners also means that any significant interruption to their systems could harm our business. For example, a major distributor experiencing a significant operational failure or cybersecurity incident, such as the recent ransomware attack that impacted Ingram Micro, could disrupt their ability to take orders and distribute products. Any such interruption could negatively affect our ability to sell and distribute our products through that partner, which could materially and adversely impact our business, financial position, and results of operations.

Our agreements with our channel partners, including our agreement with Ingram Micro, are non-exclusive and do not prohibit them from working with our competitors or offering competing solutions, and some of our channel partners may have more established relationships with our competitors. Similarly, our channel partners have no obligations to renew their agreements with us on commercially reasonable terms or at all, and certain of the agreements governing these relationships may be terminated by either party at any time, with no or limited notice. For example, our agreement with Ingram Micro allows Ingram Micro to terminate the agreement at their discretion upon 30 days' written notice to us. If our channel partners choose to place greater emphasis on products of their own or those offered by our competitors or as a result of an acquisition, competitive factors or other reasons do not continue to market and sell our solutions in an effective manner or at all, our ability to grow our business and sell our solutions, particularly in key international markets, may be adversely affected. In addition, our failure to recruit additional channel partners, or any reduction or delay in their sales of our solutions and professional services, including as a result of economic uncertainty, legal or regulatory actions, such as government investigations or law enforcement activities, impacting their business, or conflicts between channel sales and our direct sales and marketing activities may harm our results of operations. Finally, even if we are successful, our relationships with channel partners may not result in greater customer usage of our solutions and professional services or increased revenue.

A portion of our revenue is generated from subscriptions and perpetual licenses sold to domestic governmental entities, foreign governmental entities and other heavily regulated organizations, which are subject to a number of challenges and risks.

A portion of our revenue is generated from subscriptions and perpetual licenses sold to governmental entities in the United States. Additionally, many of our current and prospective customers, such as those in the financial services, energy, insurance and healthcare industries, are highly regulated and may be required to comply with more stringent regulations in connection with subscribing to and implementing our enterprise platform. Selling licenses to these entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that we will successfully complete a sale. Governmental demand and payment for our enterprise platform may also be impacted by public sector budgetary cycles and funding authorizations, the operational stability of federal agencies, and the prioritization of cybersecurity and digital infrastructure initiatives. Funding reductions or delays, including those resulting from a U.S. government shutdown, reductions or eliminations of agency operating budgets or deprioritization of cybersecurity digital infrastructure related initiatives would adversely affect public sector demand for our enterprise platform. For example, the U.S. presidential administration's priorities and actions to reduce government spending, including, but not limited to, those previously driven by the Department of Government Efficiency, may impact the availability of funding for U.S. government customers as a result of the elimination of departments and personnel. These actions may lead to elongated sales cycles and procurement decisions and could result in fewer contract opportunities or reduced funding for existing initiatives, all of which would adversely affect our business and financial performance. In addition, governmental entities have the authority to terminate contracts at any time for the convenience of the government, which creates risk regarding revenue anticipated under our existing government contracts.

Further, governmental and highly regulated entities often require contract terms that differ from our standard customer arrangements, including terms that can lead to those customers obtaining broader rights in our solutions than would be expected under a standard commercial contract and terms that can allow for early termination. The U.S. government will be able to terminate any of its contracts with us either for its convenience or if we default by failing to perform in accordance with the contract schedule and terms. Termination for convenience provisions would generally enable us to recover only our costs incurred or committed, settlement expenses, and profit on the work completed

prior to termination. Termination for default provisions do not permit these recoveries and would make us liable for excess costs incurred by the U.S. government in procuring undelivered items from another source. Contracts with governmental and highly regulated entities may also include preferential pricing terms. In the United States, federal government agencies may promulgate regulations, and the President may issue executive orders, requiring federal contractors to adhere to different or additional requirements after a contract is signed. If we do not meet applicable requirements of law or contract, we could be subject to significant liability from our customers or regulators. Even if we do meet these requirements, the additional costs associated with providing our enterprise platform to government and highly regulated customers could harm our operating results. Moreover, changes in the underlying statutory and regulatory conditions that affect these types of customers could harm our ability to efficiently provide them access to our enterprise platform and to grow or maintain our customer base. In addition, engaging in sales activities to foreign governments introduces additional compliance risks, including risks specific to anti-bribery regulations, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.K. Bribery Act 2010 and other similar statutory requirements prohibiting bribery and corruption in the jurisdictions in which we operate. Further, in some jurisdictions we may be required to obtain government certifications, which may be costly to maintain and, if we lost such certifications in the future or if such certification requirements changed, would restrict our ability to sell to government entities until we have attained such certifications.

Some of our revenue is derived from contracts with U.S. government entities, as well as subcontracts with higher-tier contractors and customers who receive government funding. As a result, we are subject to federal contracting regulations, including the Federal Acquisition Regulation, or the FAR. Under the FAR, certain types of contracts require pricing that is based on estimated direct and indirect costs, which are subject to change.

In connection with our U.S. government contracts, we may be subject to government audits and review of our policies, procedures, and internal controls for compliance with contract terms, procurement regulations, and applicable laws. In certain circumstances, if we do not comply with the terms of a contract or with regulations or statutes, we could be subject to contract termination or downward contract price adjustments or refund obligations, could be assessed civil or criminal penalties, or could be debarred or suspended from obtaining future government contracts for a specified period of time. Any such termination, adjustment, sanction, debarment or suspension could have an adverse effect on our business.

Moreover, as a U.S. government contractor, we maintain plans to ensure compliance with applicable legal and contractual requirements related to nondiscrimination. Consequently, we may be subject to executive orders and regulatory changes affecting various aspects of our operations. Any required elimination or modification of such plans in response to new or changes to existing executive orders or legal or contractual requirements could pose challenges in hiring or retaining employees and may lead to other adverse operational impacts. Failure to comply with these requirements could expose us to administrative, civil, or criminal liabilities, including fines, penalties, repayments or suspension or debarment from eligibility for future U.S. government contracts. Further, as a U.S. government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud claims, whistleblower lawsuits and other legal actions and liabilities as compared to solely private sector commercial companies.

In the course of providing our solutions and professional services to governmental entities, our employees and those of our channel partners may be exposed to sensitive government information. Any failure by us or our channel partners to safeguard and maintain the confidentiality of such information could subject us to liability and reputational harm, which could materially and adversely affect our results of operations and financial performance.

Our pricing model subjects us to various challenges that could make it difficult for us to derive expected value from our customers and we may need to reduce our prices or change our pricing model to remain competitive.

Subscriptions and perpetual licenses to our enterprise platform are generally priced based on the number of IP addresses or total IT assets that can be monitored. We expect that we may need to change our pricing from time to time. As competitors introduce new products that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers based on our historical pricing. We also must determine the appropriate price to enable us to compete effectively internationally. Moreover, mid- to large-size enterprises may demand substantial price discounts as part of the negotiation of sales contracts and, as the amount of IT assets or IP addresses within our customers' organization grows, we may face additional pressure from our customers regarding our pricing. As a result, we may be required or choose to reduce our prices or change our pricing model, which could adversely affect our business, revenue, operating margins and financial condition.

Further, our subscription agreements and perpetual licenses generally provide that we can audit our customers' use of our offerings to ensure compliance with the terms of such agreement or license and monitor an increase in IT assets and IP addresses being monitored. However, a customer may resist or refuse to allow us to audit their usage, in which case we may have to pursue legal recourse to enforce our rights under the agreement or license, which would require us to spend money, distract management and potentially adversely affect our relationship with our customers and users.

If our enterprise platform offerings do not achieve sufficient market acceptance, our results of operations and competitive position will suffer.

We spend substantial amounts of time and money to research and develop and enhance our enterprise platform offerings to meet our customers' rapidly evolving demands. In addition, we invest in efforts to continue to add capabilities to our existing products and enable the continued detection of new network vulnerabilities. We typically incur expenses and expend resources upfront to market, promote and sell our new and enhanced offerings. Therefore, when we develop and introduce new or enhanced offerings, they must achieve high levels of market acceptance in order to justify the amount of our investment in developing and bringing them to market, and if these new or enhanced offerings do not garner widespread market adoption and implementation, our operating results and competitive position could suffer.

Further, we may make enhancements to our offerings that our customers do not like, find useful or agree with. We may also discontinue certain features, begin to charge for certain features that are currently free or increase fees for any of our features or usage of our offerings.

Our new offerings or enhancements and changes to our existing offerings could fail to attain sufficient market acceptance for many reasons, including:

- failure to predict market demand accurately, including changes in demand as a result of macroeconomic trends, in terms of functionality and to supply offerings that meet this demand in a timely fashion;
- defects, errors or failures;
- negative publicity about their performance or effectiveness;
- delays in releasing our new offerings or enhancements to our existing offerings to the market;
- introduction or anticipated introduction of competing products by our competitors;

- poor business conditions for our customers, including as a result of difficult macroeconomic conditions, causing them to delay or forgo IT purchases; and

- reluctance of customers to purchase cloud-based offerings.

If our new or enhanced offerings do not achieve adequate acceptance in the market, our competitive position will be impaired, and our revenue will be diminished. The adverse effect on our operating results may be particularly acute because of the significant research, development, marketing, sales and other expenses we will have incurred in connection with the new or enhanced offerings.

Our strategy of offering and deploying our solutions in the cloud, on-premises environments or using a hybrid approach causes us to incur increased expenses and may pose challenges to our business.

We offer and sell our enterprise platform for use in the cloud, on-premises environments or using a hybrid approach using the customer's own infrastructure. Our cloud offering enables our customers to eliminate the burden of provisioning and maintaining infrastructure and to scale their usage of our solutions quickly, while our on-premises offering allows for the customer's complete control over data security and software infrastructure. Historically, our solutions were developed in the context of the on-premises offering, and we have less operating experience offering and selling subscriptions to our solutions via our cloud offering. Although a substantial majority of our revenue has historically been generated from customers using our solutions on an on-premises basis, our customers are increasingly adopting our cloud offering. We expect that our customers will continue to move to our cloud offering and that it will become more central to our distribution model. To support both on-premises environments and cloud instances of our product, our support team must be trained on and learn multiple environments in which our solution is deployed, which is more expensive than supporting only a cloud offering. Moreover, we must engineer our software for an on-premises environment, cloud offering and hybrid installation, which we expect will cause us additional research and development expense that may impact our operating results. As more of our customers transition to the cloud, we may be subject to additional competitive pressures, which may harm our business. We are directing a significant portion of our financial and operating resources to implement a robust and secure cloud offering for our customers, but even if we continue to make these investments, we may be unsuccessful in growing or implementing our cloud offering in a way that competes successfully against our current and future competitors and our business, results of operations and financial condition could be harmed.

Our customers' increased usage of our cloud-based offerings requires us to continually improve our computer network and infrastructure to avoid service interruptions or slower system performance.

As usage of our cloud-based offerings grows and as customers use them for more complicated applications, increased assets and with increased data requirements, we will need to devote additional resources to improving our platform architecture and our infrastructure in order to maintain the performance of our cloud offering. Any failure or delays in our computer network and infrastructure systems could cause service interruptions or slower system performance. If sustained or repeated, these performance issues could reduce the attractiveness of our enterprise platform to customers. These performance issues could result in lost customer opportunities and lower renewal rates, any of which could hurt our revenue growth, customer loyalty and reputation.

A component of our growth strategy is dependent on our continued international expansion, which adds complexity to our operations.

We market and sell our solutions and professional services throughout the world and have personnel in many parts of the world. International operations generated 47% and 46% of our revenue in 2025 and 2024, respectively. Our growth strategy is dependent, in part, on our continued international expansion. We expect to conduct a significant amount of our business with organizations that are located outside the United States, particularly in Europe and Asia. We cannot assure that our expansion efforts into international markets will be successful in creating further demand for our solutions and professional services outside of the United States or in effectively selling our solutions and professional services in the international markets that we enter. Our current international operations and future initiatives will involve a variety of risks, including:

- increased management, infrastructure and legal costs associated with having international operations;
- reliance on channel partners;
- trade and foreign exchange restrictions, including potential changes in trade relations arising from policy initiatives;
- volatility of foreign exchange rates;
- global economic trends, competition and geopolitical risks, including evolving impacts from tariffs, sanctions or other trade tensions between the United States and other countries, or disruptions to global markets, cross-border operations, supply chains or workforce availability resulting from events such as a major terrorist attack, war, natural disasters or actual or threatened public health pandemics or other emergencies;
- greater difficulty in enforcing contracts, accounts receivable collection and longer collection periods;
- changes in regulatory requirements, including, but not limited to data privacy, data protection and data security regulations;
- difficulties and costs of staffing, managing and potentially reorganizing foreign operations, including increased employee recruitment, training and retention costs related to global employment turnover trends and inflationary pressures in the labor market;
- the uncertainty and limitation of protection for intellectual property rights in some countries;
- costs of compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations;
- differing labor regulations in foreign jurisdictions where labor laws are generally more advantageous to employees, including deemed hourly wage and overtime regulations in these locations;
- costs of compliance with U.S. laws and regulations for foreign operations, including the FCPA, import and export control laws, tariffs imposed by the United States or other governments on our solutions, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell or provide our solutions in certain foreign markets, and the risks and costs of non-compliance;
- requirements to comply with foreign privacy, data protection and information security laws and regulations and the risks and costs of noncompliance;
- heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;
- management communication and integration problems resulting from cultural differences and geographic dispersion;

- costs associated with language localization of our solutions; and
- costs of compliance with multiple and possibly overlapping tax structures and regimes.

Our business, including the sales of our solutions and professional services by us and our channel partners, may be subject to foreign governmental regulations, which vary substantially from country to country and change from time to time. Our failure, or the failure by our channel partners, to comply with these regulations could adversely affect our business. Further, in many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. regulations applicable to us. Although we have implemented policies and procedures designed to comply with these laws and policies, there can be no assurance that our employees, contractors, channel partners and agents have complied, or will comply, with these laws and policies. Violations of laws or key control policies by our employees, contractors, channel partners or agents could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our solutions and could have a material adverse effect on our business and results of operations. If we are unable to successfully manage the challenges of international expansion and operations, our business and operating results could be adversely affected.

We must offer high-quality support.

Our customers rely on our personnel for support of our enterprise platform. High-quality support is important for the renewal of our agreements with existing customers and to our existing customers expanding the number of IP addresses or IT assets under their subscriptions. The importance of high-quality support will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell new software to existing and new customers would suffer and our reputation with existing or potential customers would be harmed.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on relationships with strategic partners to provide broader customer coverage and solution delivery capabilities. We depend on partnerships with market leading technology companies to maintain and expand our exposure management ecosystem by integrating third party data into our platform. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our agreements with our strategic partners generally are non-exclusive and do not prohibit them from working with our competitors or offering competing solutions. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our services. If our partners choose to place greater emphasis on products of their own or those offered by our competitors or do not effectively market and sell our product, our ability to grow our business and sell software and professional services may be adversely affected. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our solutions by potential customers. We also license third-party threat data that is used in our solutions in order to deliver our offerings. In the future, this data may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of this data could result in delays in the provisioning of our offerings until equivalent data is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business.

If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results

may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our solutions or increased revenue.

Recent and future acquisitions could disrupt our business and adversely affect our business operations and financial results.

We have acquired products, technologies and businesses from other parties, such as recent acquisitions discussed in Note 6 of our consolidated financial statements, and we expect to expand our current business by acquiring additional businesses or technologies in the future. Acquisitions involve many risks, including the following:

- an acquisition may negatively affect our financial results because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;
- we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;
- an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;
- an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;
- we may encounter difficulties in, or may be unable to, successfully sell any acquired solutions;
- an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;
- our use of cash to pay for an acquisition would limit other potential uses for our cash;
- the issuance of additional stock in connection with an acquisition could result in substantial dilution to our existing stockholders; and
- if we incur debt to fund such acquisition, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants.

Acquired businesses have had, and may in the future have, a less mature cybersecurity program than our own. While we take steps designed to ensure our data and system security protection measures cover the acquired business, there may be cybersecurity risks and vulnerabilities arising from those acquired or integrated entities' systems, technologies and services, that could also impact our existing systems, technologies and services and increase our cybersecurity risks.

The occurrence of any of these risks could have a material adverse effect on our business operations and financial results. In addition, we may only be able to conduct limited due diligence on an acquired company's operations. Following an acquisition, we may be subject to unforeseen liabilities arising from an acquired company's past or present operations and these liabilities may be greater than the warranty and indemnity limitations that we negotiate. Any unforeseen liability that is greater than these warranty and indemnity limitations could have a negative impact on our financial condition.

In addition, companies we have recently acquired principally operate in Israel and the regional conflict in the Middle East may also have the effect of heightening the risks identified above.

We are subject to risks associated with our investments in private companies and private equity funds, including partial or complete loss of invested capital, and significant changes in the fair value of this portfolio could adversely impact our financial results.

We have invested, and may continue to invest, in private companies and private equity or venture capital funds, where we do not have the ability to exercise significant influence over results or investment decisions. Investments in private companies and limited partnerships are inherently risky. The companies in which we invest, or the companies held within the portfolios of funds in which we are a limited partner, are often early stage private companies focused on cybersecurity innovation, artificial intelligence, and other emerging technologies. Such companies may still be developing technologies or products with limited cash to support the development, marketing and sales of their technologies or products. These companies may have no or limited revenues, may not be or ever become profitable, may not be able to secure additional private financing to fund their operations, or their technologies, services, or products may not be successfully developed or introduced to the market. If any company in which we invest, or the funds in which we participate, fails, we could lose all or part of our investment in that company. In addition, if we determine that any of our investments in such companies or funds have experienced a decline in value, we will recognize an expense to adjust the carrying value to its estimated fair value. For example, in 2023 we recognized $5.6 million of impairment loss related to our investments. Negative changes in the estimated fair value of our investments in private companies and funds could have an adverse effect on our results of operations and financial condition.

Furthermore, our ability to liquidate an investment in a private company or an interest in a private equity fund will typically depend on a liquidity event, such as a private equity financing, a public offering or acquisition, as no public market currently exists for such securities. Our interests in private funds are generally subject to significant transfer restrictions and may require us to remain invested for the life of the fund, which may extend for ten years or more. We may not be able to dispose of these investments on favorable terms or at all.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months and the foreseeable future. However, we intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our product, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Our current Credit Agreement includes, and we expect that any future agreements governing our indebtedness will include, restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. Weakness and volatility in the capital markets and the economy in general could limit our access to capital markets and increase our costs of borrowing. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

If we do not generate sufficient cash flows, we may be unable to service all of our indebtedness.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash, make scheduled payments or refinance our debt obligations depends on our successful financial and operating performance, which may be affected by a range of economic, competitive and business factors, many of which are outside of our control and some of which are described elsewhere in the "Risk Factors" section of this report.

If our cash flows and capital resources are insufficient to fund our debt service obligations, or to repay our outstanding senior secured credit facility, or Term Loan, when it matures, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets or operations, reducing or delaying capital investments, or seeking to raise additional capital. We may not be able to refinance our debt, or any refinancing of our debt could be at higher interest rates and may require us to comply with more restrictive covenants that could further restrict our business operations. Our ability to implement successfully any such alternative financing plans will depend on a range of factors, including general economic conditions, the level of activity in capital markets generally, and the terms of our various debt instruments then in effect.

Covenants under our Credit Agreement may restrict our business and operations in many ways, and if we do not effectively manage our covenants, our financial conditions and results of operations could be adversely affected.

Our Credit Agreement imposes various covenants that limit our ability and/or our restricted subsidiaries' ability to, among other things:

- pay dividends or distributions, repurchase equity, prepay, redeem or repurchase certain debt, and make certain investments;
- incur additional debt and issue certain preferred stock;
- provide guarantees in respect of obligations of other persons;
- incur liens on assets;
- engage in certain asset sales, including capital stock of our subsidiaries;
- merge, consolidate with, or sell all or substantially all our assets to another person;
- enter into transactions with affiliates;
- enter into agreements that restrict distributions from our subsidiaries;
- designate subsidiaries as unrestricted subsidiaries; and
- prohibit certain restrictions on the ability of restricted subsidiaries to pay dividends or make other payments to us.

These covenants may:

- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, or other general business purposes;
- limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions, or other general business purposes;
- require us to use a substantial portion of our cash flow from operations to make debt service payments;
- limit our flexibility to plan for, or react to, changes in our business and industry;
- place us at a competitive disadvantage compared to less leveraged competitors; and
- increase our vulnerability to the impact of adverse economic and industry conditions.

If we are unable to successfully manage the limitations and decreased flexibility on our business due to our significant debt obligations, we may not be able to capitalize on strategic opportunities or grow our business to the extent we would be able to without these limitations.

Our failure to comply with any of the covenants could result in a default under the Credit Agreement, which could permit the administrative agent or the lenders to cause the administrative agent to declare all or part of any of our outstanding senior secured term loans or revolving loans to be immediately due and payable or to exercise any remedies provided to the administrative agent, including, proceeding against the collateral granted to secure our obligations under the Credit Agreement. An event of default under the Credit Agreement could also lead to a default under the terms of certain of our other agreements. Any such event of default or any exercise of rights and remedies by our creditors could seriously harm our business.

Our variable rate debt subjects us to interest rate risk that could cause our debt service obligations to increase significantly.

The indebtedness under our Credit Agreement is at variable rates of interest, which exposes us to interest rate risk. If interest rates increase, the debt service obligations on such indebtedness would increase even if the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. In addition, as a result of an amendment to our Credit Agreement, certain of the variable rate indebtedness extended to us uses the Secured Overnight Financing Rate, or SOFR, as a benchmark for establishing the interest rate. While we will continue to use SOFR, other factors may impact SOFR including factors causing SOFR to cease to exist, new methods of calculating SOFR to be established, or the use of an alternative reference rate(s). These consequences are not entirely predictable and could have an adverse impact on our financing costs, returns on investments, valuation of derivative contracts and our financial results.

The nature of our business requires the application of complex accounting rules and regulations and public reporting and corporate governance requirements. If there are significant changes in current principles, financial reporting standards, interpretations or public reporting and corporate governance requirements, or if our estimates or judgments relating to our critical accounting policies or reporting or governance requirements prove to be incorrect, we may experience unexpected financial reporting fluctuations or increased compliance costs and strain on our resources and our results of operations could be adversely affected.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. In addition, many companies' accounting disclosures are being subjected to heightened scrutiny by regulators and the public. Further, the accounting rules and regulations are continually changing in ways that could impact our financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States, or U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section of this report titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Significant assumptions and estimates used in preparing our consolidated financial statements include the determination of the estimated economic life of perpetual licenses for revenue

recognition, the estimated period of benefit for deferred commissions, useful lives of long-lived assets, the valuation of stock-based compensation, the incremental borrowing rate for operating leases, and the valuation of deferred tax assets. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

As a public company, we are also subject to the reporting and corporate governance requirements of the Exchange Act, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Compliance with these rules and regulations increases our legal and financial compliance costs, makes some activities more difficult, time-consuming or costly and increases demand on our systems and resources.

Additionally, we regularly monitor our compliance with applicable financial reporting standards and SEC and applicable listing standard requirements and review new pronouncements, drafts and interpretations thereof that are relevant to us. We might be required to change our accounting policies, alter our operational policies and implement new or enhance existing systems, or we may be required to restate our published financial statements, as a result of new standards or requirements, changes to existing standards or requirements and changes in their interpretation. Such changes to existing standards or requirements or changes in their interpretation may have an adverse effect on our reputation, business, financial position and profit, or cause an adverse deviation from our revenue and operating profit target, which may negatively impact our financial results. Additionally, we may incur substantial professional fees and expend significant management efforts, and we may need to hire additional staff with the appropriate experience and compile systems and processes necessary to adopt these new standards and disclosure or governance requirements.

A number of sustainability disclosure regulations have been enacted, including the State of California's climate disclosure statutes. Failure or perceived failure to comply with sustainability regulations or other perceived shortcomings in regulatory or voluntary sustainability disclosures could lead to regulatory investigations, litigation, reputational harm, and other adverse business consequences.

In addition, in July 2023, the SEC adopted rules requiring the disclosure of information about a material cybersecurity incident on Form 8-K within four business days of determining that the incident is material, unless the US Attorney General concludes that such a disclosure would pose a substantial risk to national security or public safety. These rules also require disclosures describing the processes used to identify, assess and manage cybersecurity risks, management's role in assessing and managing material risks from cybersecurity threats and the board of directors' role in overseeing cybersecurity risks.

Unstable market and economic conditions may have material adverse consequences on our business, financial condition and share price.

The global economy, including credit and financial markets, recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, inflation, interest rate fluctuations, increased global trade barriers, and uncertainty about economic stability. For example, in recent years the high rates of inflation, high interest rates and concerns about an economic recession in the United States or other major markets resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. In 2022 and 2023, the Federal Reserve raised interest rates multiple times in response to concerns about inflation and

maintained those levels throughout 2024. While the Federal Reserve decreased interest rates in 2025, interest rates remain elevated relative to recent historical lows. Higher interest rates, coupled with reduced government spending and volatility in financial markets, including with respect to foreign exchange, may increase economic uncertainty and affect consumer spending. For example, during periods with a relatively strong U.S. dollar, our products are more expensive for existing and prospective international customers, which has impacted, and in the future could impact, the budgets and purchasing decisions of certain of our existing and prospective international customers.

Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation could also increase our customers' operating costs, which could result in reduced budgets for our customers, longer sales cycles and potentially less demand for our products. Any significant increases in inflation and related increases in interest rates could have a material adverse effect on our business, results of operations and financial condition.

In addition, recent tariff actions and escalating trade tensions have contributed to heightened market uncertainty and increased operating costs for certain customers, which may cause private-sector customers to defer or reprioritize purchasing decisions as they assess potential impacts from ongoing trade negotiations and regulatory developments, which could extend enterprise procurement cycles and would adversely impact our business.

Additionally, retaliatory trade policies or anti-U.S. sentiment in certain regions whether driven by trade tensions, political disagreements, or regulatory concerns may make customers more hesitant to adopt solutions offered by U.S.-based providers. This may lead to increased preference for local competitors, changes to government procurement policies, heightened regulatory scrutiny, decreased intellectual property protections, delays in regulatory approvals or other retaliatory regulatory non-tariff policies, the introduction of trade barriers applicable to digital services, which may result in heightened international legal and operational risks and difficulties in attracting and retaining non-U.S. customers, suppliers, employees, partners and investors.

Trade disputes, trade restrictions, tariffs, and other political tensions between the United States and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns, which may also negatively impact customer demand for our services, delay renewals or limit expansion opportunities with existing customers, limit our access to capital, or otherwise negatively impact our business and operations. Ongoing tariff and macroeconomic uncertainty has and may continue to contribute to volatility in the price of our common stock. Furthermore, if the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive.

While we continue to monitor trade developments, the ultimate impact of these risks remains uncertain and any prolonged economic downturn, escalation in trade tensions, or deterioration in international perception of U.S.-based companies could materially and adversely affect our business, results of operations, financial condition and prospects. In addition, tariffs and other trade developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this report.

We may not be able to continue scaling our business quickly enough to meet our customers' growing needs.

As usage of our enterprise platform grows, and as customers expand in size or expand the number of IT assets or IP addresses under their subscriptions, we may need to devote additional resources to improving our technology architecture, integrating with third-party systems and maintaining infrastructure performance. In addition, we will need to appropriately scale our sales and marketing headcount, as well as grow our third-party channel partner network, to serve our growing customer base. If we are unable to scale our business appropriately, it could reduce the attractiveness of our solutions to customers, resulting in decreased sales to new customers, lower renewal rates by existing customers or the issuance of service credits or requested refunds, each of which could hurt our revenue growth and our reputation. Even if we are able to upgrade our systems and expand our personnel, any such expansion will be expensive and complex, requiring management time and attention. We could also face inefficiencies or operational failures as a result of our efforts to scale our infrastructure. Moreover, there are inherent risks associated with upgrading, improving and expanding our information technology systems. We cannot be sure that the expansion and improvements to our infrastructure and systems will be fully or effectively implemented on a timely basis, if at all. These efforts may reduce revenue and our margins and adversely impact our financial results.

Catastrophic events may disrupt our business.

Our corporate headquarters are located in Columbia, Maryland. The area around Washington, D.C. could be subject to terrorist attacks. Additionally, we rely on our network and third-party infrastructure and enterprise applications, internal technology systems and our website for our development, marketing, operational support, hosted services and sales activities.

We have both hybrid remote and in-person work policies, however, substantially all of our employees have continued to work in a hybrid environment, which may pose additional security risks. Our business operations are subject to interruption by natural disasters, including those related to the long-term effects of climate change, and other catastrophic events such as fire, floods, power loss, telecommunications failure, cyberattack, war or terrorist attack, or epidemic or pandemic. To the extent such events impact our corporate headquarters, other facilities, or off-premises infrastructure, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our software development, lengthy interruptions in our services, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results.

Risks Related to Government Regulation, Data Collection and Intellectual Property

Our business could be adversely affected if our employees cannot obtain and maintain required security clearances or we cannot establish and maintain a required facility security clearance.

Certain U.S. government contracts may require our employees to maintain various levels of security clearances, and may require us to maintain a facility security clearance, to comply with the requirements of certain government agencies, which have strict security clearance requirements for personnel who perform work in support of classified programs. Obtaining and maintaining a facility clearance and security clearances for employees can be a difficult, sometimes lengthy process. If we do not have employees with the appropriate security clearances, then a customer requiring classified work could terminate an existing contract or decide not to renew the contract upon its expiration. To the extent we are not able to obtain or maintain a facility security clearance, we may not be able to bid

on or win new classified contracts, and existing contracts requiring a facility security clearance could be terminated.

Any failure to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.

Our success and ability to compete depend in part on our ability to protect our proprietary technology and intellectual property. To safeguard these rights, we rely on a combination of patent, trademark, copyright and trade secret laws and contractual protections in the United States and other jurisdictions, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage.

At December 31, 2025, we had 53 issued patents and 22 patent applications pending in the United States relating to our technology. We cannot assure you that any patents will issue from any patent applications, that patents that issue from such applications will give us the protection that we seek or that any such patents will not be challenged, invalidated or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers. Obtaining and enforcing software patents in the United States is becoming increasingly challenging. Any patents we have obtained or may obtain in the future may be found to be invalid or unenforceable in light of recent and future changes in the law. We have registered the "Tenable" and "Nessus," and our Tenable logo in the United States and certain other countries. We have registrations and/or pending applications for additional trademarks; however, we cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights. While we have copyrights in our software, we do not typically register such copyrights with the Copyright Office. This failure to register the copyrights in our software may preclude us from obtaining statutory damages for infringement under certain circumstances. We also license software from third parties for integration into our software, including open source software and other software available on commercially reasonable terms. We cannot assure you that such third parties will maintain such software or continue to make it available.

In order to protect our unpatented proprietary technologies and processes, we rely on trade secret laws and confidentiality and invention assignment agreements with our employees, consultants, strategic partners, vendors and others. Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, copy, reverse engineer or otherwise obtain and use them. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, several agreements may give customers limited rights to access portions of our proprietary source code, and the contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. To the extent that we expand our activities outside of the United States, our exposure to unauthorized copying and use of our solutions and proprietary information may increase. We may be unable to determine the extent of any unauthorized use or infringement of our solutions, technologies or intellectual property rights.

There can be no assurance that the steps that we take will be adequate to protect our proprietary technology and intellectual property, that others will not develop or patent similar or superior technologies, solutions or services, or that our trademarks, patents, and other intellectual property will not be challenged, invalidated or circumvented by others. Furthermore, effective trademark, patent, copyright, and trade secret protection may not be available in every country in which our software is available or where we have employees or independent contractors. In addition, the legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in internet and software-related industries are uncertain and still evolving.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could seriously adversely affect our brand and adversely impact our business.

We may be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software and technology industries, including some of our current and potential competitors, own significant numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. The litigation may involve patent holding companies or other adverse patent owners that have no relevant product revenue and against which our patents may therefore provide little or no deterrence. In the past, we have been subject to allegations of patent infringement that were unsuccessful, and we expect in the future to be subject to claims that we have misappropriated, misused, or infringed other parties' intellectual property rights, and, to the extent we gain greater market visibility or face increasing competition and as we acquire more companies, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to enterprise software companies. We may in the future be subject to claims that employees or contractors, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of our competitors or other parties. To the extent that intellectual property claims are made against our customers based on their usage of our technology, we have certain obligations to indemnify and defend such customers from those claims. The term of our contractual indemnity provisions often survives termination or expiration of the applicable agreement. Large indemnity payments, defense costs or damage claims from contractual breach could harm our business, results of operations and financial condition.

There may be third-party intellectual property rights, including issued or pending patents that cover significant aspects of our technologies or business methods, including those relating to companies we acquire. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate, could divert our management's attention and other resources and could result in adverse publicity. These claims could also subject us to making substantial payments for legal fees, settlement payments, and other costs or damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop making, selling, offering for sale, or using technology found to be in violation of a third party's rights. We might be required to seek a license for the third-

party intellectual property rights, which may not be available on reasonable terms or at all. Even if a license is available to us, we may be required to pay significant upfront fees, milestones or royalties, which would increase our operating expenses. Moreover, to the extent we only have a license to any intellectual property used in our solutions, there may be no guarantee of continued access to such intellectual property, including on reasonable terms. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of our software or cease business activities covered by such intellectual property, and may be unable to compete effectively. Any of these results would adversely affect our business, results of operations, financial condition and cash flows.

Portions of our solutions utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Our software contains software made available by third parties under so-called "open source" licenses. From time to time, there have been claims against companies that distribute or use open source software in their products and services, asserting that such open source software infringes the claimants' intellectual property rights. We could be subject to suits by parties claiming that what we believe to be licensed open source software infringes their intellectual property rights. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. In addition, certain open source licenses require that source code for software programs that are subject to the license be made available to the public and that any modifications or derivative works to such open source software continue to be licensed under the same terms. Further, certain open source licenses also include a provision that if we enforce any patents against the software programs that are subject to the license, we would lose the license to such software. If we were to fail to comply with the terms of such open source software licenses, such failures could result in costly litigation, lead to negative public relations or require that we quickly find replacement software which may be difficult to accomplish in a timely manner.

Although we monitor our use of open source software in an effort both to comply with the terms of the applicable open source licenses and to avoid subjecting our software to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our product or operate our business. By the terms of certain open source licenses, we could be required to release the source code of our software and to make our proprietary software available under open source licenses, if we combine or distribute our software with open source software in a certain manner. In the event that portions of our software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all, or a portion of, that software or otherwise be limited in the licensing of our software, each of which could reduce or eliminate the value of our product. Many of the risks associated with usage of open source software cannot be eliminated, and could negatively affect our business, results of operations and financial condition.

Risks Related to An Investment in Our Common Stock

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock may fluctuate substantially and depends on a number of factors, including those described in this "Risk Factors" section, many of which are beyond our control

and may not be related to our operating performance. Factors that could cause fluctuations in the market price of our common stock include the following:

- actual or anticipated changes or fluctuations in our operating results;
- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
- announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;
- industry or financial analyst or investor reaction to our press releases, other public announcements and filings with the SEC;
- rumors and market speculation involving us or other companies in our industry;
- price and volume fluctuations in the overall stock market from time to time;
- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
- failure to comply with the terms of the Credit Agreement;
- sales of shares of our common stock by us or our stockholders;
- failure of industry or financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
- actual or anticipated developments in our business or our competitors' businesses or the competitive landscape generally;
- litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
- developments or disputes concerning our intellectual property rights or our solutions, or third-party proprietary rights;
- announced or completed acquisitions of businesses or technologies by us or our competitors;
- new or proposed laws or regulations or new interpretations of existing laws or regulations applicable to our business, including changes to the U.S. corporate income tax rate and capital gains tax rates;
- any major changes in our management or our Board of Directors;
- general economic conditions and slow or negative growth of our markets; and
- other events or factors, including those resulting from public health crises such as pandemics or similar outbreaks, war, incidents of terrorism or responses to these events.

Recently, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry fluctuations, as well as general economic, political, geopolitical, regulatory and market conditions, may negatively impact the market price of our common stock. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management's attention.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Future sales of substantial amounts of our common stock in the public markets by us or our stockholders, or the perception that such sales might occur, could reduce the price that our common stock might otherwise attain.

Sales of a substantial number of shares of our common stock in the public market by us or our stockholders, or the perception that these sales might occur, could depress the market price of our common stock, impair our ability to raise capital through the sale of additional equity securities and make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Further, the number of new shares of our common stock issued by us in connection with raising additional capital in connection with a financing, acquisition, investment or otherwise could result in substantial dilution to our existing stockholders.

In addition, we have filed registration statements on Form S-8 under the Securities Act registering the issuance of shares of common stock subject to options and other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements, and under additional registration statements on Form S-8 that we may file to register additional shares of common stock pursuant to provisions of our equity incentive plans that provide for an automatic increase in the number of shares reserved and available for issuance each year, are available for sale in the public market subject to vesting arrangements and exercise of options and the restrictions of Rule 144 under the Securities Act in the case of our affiliates.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board of Directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. In addition, our Credit Agreement contains restrictive covenants that prohibit us, subject to certain exceptions, from paying dividends on our common stock.

We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance stockholder value, and any share repurchases we make could affect the price of our common stock.

On November 27, 2023, we announced that our Board of Directors authorized a share repurchase program of up to $100 million of shares of our outstanding common stock. In October 2024, July 2025 and January 2026, our Board of Directors increased the repurchase authorization by $200 million, $250 million and $150 million, respectively, bringing the total authorized amount to $700 million. Share repurchases under the program may be made from time to time, in the open market, in privately negotiated transactions and otherwise, at the discretion of management and in accordance with applicable federal securities laws, including Rule 10b-18 of the Exchange Act, and other applicable legal requirements. Such repurchases may also be made in compliance with Rule 10b5-1 trading plans entered into by us. The timing and amount of repurchases, if any, will be subject to liquidity, stock price, market and economic conditions, compliance with applicable legal requirements such as Delaware surplus and solvency tests, compliance with our credit agreement, and other relevant factors. The share repurchase program does not obligate us to repurchase any dollar amount or number of shares, and the program may be suspended or discontinued at any time, which may result in a decrease in the price of our common stock. The share repurchase program could affect the price of our common stock, increase volatility, and diminish our cash reserves, and we may fail to realize the anticipated long-term stockholder value. Additionally, there is a one-percent non-deductible excise tax on net repurchases of stock that are made by U.S. publicly traded corporations.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove members of our Board of Directors and our current management and could negatively impact the market price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our Board of Directors or take other corporate actions, including effecting changes in our management. These provisions include:

- a classified Board of Directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our Board of Directors;
- the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
- the exclusive right of our Board of Directors to elect a director to fill a vacancy created by the expansion of our Board of Directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board of Directors;
- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
- the requirement that a special meeting of stockholders may be called only by the chairperson of our Board of Directors, Chief Executive Officer or president (in the absence of a chief executive officer) or a majority vote of our Board of Directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;
- the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to

amend the provisions of our amended and restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our amended and restated bylaws, which may inhibit the ability of an acquirer to affect such amendments to facilitate an unsolicited takeover attempt;

• the ability of our Board of Directors, by majority vote, to amend our amended and restated bylaws, which may allow our Board of Directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend our amended and restated bylaws to facilitate an unsolicited takeover attempt; and

• advance notice procedures with which stockholders must comply to nominate candidates to our Board of Directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware or the U.S. federal district courts will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

• any derivative action or proceeding brought on our behalf;

• any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

• any action asserting a claim against us arising pursuant to any provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or

• any action asserting a claim against us that is governed by the internal affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which

may discourage such lawsuits against us and our directors, officers or other employees. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

General Risks

We are subject to anti-corruption laws, anti-bribery and similar laws with respect to our domestic and international operations, and non-compliance with such laws can subject us to criminal and/or civil liability and materially harm our business and reputation.

We are subject to the anti-bribery laws of the jurisdictions in which we operate. These include the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the U.K. Bribery Act 2010, and other anti-corruption laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit our company from authorizing, offering, or providing, directly or indirectly, improper payments or benefits in order to gain or maintain business, including payments to recipients in the public or private sector. We use third-party law firms, accountants, and other representatives for regulatory compliance, sales, and other purposes in several countries. We sell directly and indirectly, via third-party representatives, to both private and government sectors in the United States and in other jurisdictions. Our employees and third-party representatives interact with these customers, which may include government officials. We can be held liable for the corrupt or other illegal activities of these third-party representatives, our employees, contractors, and other agents, even if we do not explicitly authorize such activities. Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our reputation, business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition. Moreover, as an issuer of securities, we also are subject to the accounting and internal controls provisions of the FCPA. These provisions require us to maintain accurate books and records and a system of internal controls sufficient to detect and prevent corrupt conduct. Failure to abide by these provisions may have an adverse effect on our business, operations or financial condition.

We are subject to governmental export and import controls and economic and trade sanctions that could impair our ability to conduct business in international markets and subject us to liability if we are not in compliance with applicable laws and regulations.

The United States and other countries maintain and administer export and import laws and regulations. Our products are subject to U.S. export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control. We are required to comply with these laws and regulations. If we fail to comply with such laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed and may result in the delay or loss of sales

opportunities. In addition, changes in our solutions, or changes in applicable export or import laws and regulations may create delays in the introduction and sale of our products in international markets or, in some cases, prevent the export or import of our solutions to certain countries, governments or persons altogether. Any change in export or import laws and regulations or economic or trade sanctions, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations could also result in decreased use of our products, or in our decreased ability to export or sell our products to existing or potential customers. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition, and results of operations.

Furthermore, we incorporate encryption technology into certain of our solutions. Various countries regulate the import of certain encryption technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our customers' ability to implement our solutions in those countries. Encrypted products and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of imports or exports of encryption solutions, or our failure to obtain required import or export approval for our solutions, could harm our international sales and adversely affect our revenue. Compliance with applicable laws and regulations regarding the export and import of our solutions, including with respect to new solutions or changes in existing solutions, may create delays in the introduction of our solutions in international markets, prevent our customers with international operations from deploying our solutions globally or, in some cases, could prevent the export or import of our solutions to certain countries, governments, entities or persons altogether.

Moreover, U.S. export control laws and economic sanctions programs prohibit the shipment of certain products and services to countries, governments and persons that are subject to U.S. economic embargoes and trade sanctions. Any violations of such economic embargoes and trade sanction regulations could have negative consequences, including government investigations, penalties and reputational harm.

Changes to and uncertainties in the interpretation and application of tax laws and regulations could materially affect our tax obligations and effective tax rate.

The tax regimes to which we are subject or under which we operate, including income and non-income taxes, are unsettled and may be subject to significant change. The issuance of additional regulatory or accounting guidance related to existing or future tax laws, or changes to tax laws or regulations proposed or implemented by the current or a future U.S. presidential administration, Congress, or taxing authorities in other jurisdictions, including jurisdictions outside of the United States, could materially affect our tax obligations and effective tax rate. Furthermore, our tax obligations (including the cost of compliance) could increase as a result of international tax developments. For example, the Organization for Economic Co-operation and Development, or OECD, is leading work on proposals, commonly referred to as "BEPS 2.0", which have made (and are expected to continue to make) changes to the international tax system. These proposals include, among other measures, the imposition of a minimum effective tax rate on certain multinational enterprises, referred to as Pillar Two. A number of countries in which we operate have enacted, or are planning to enact, core elements of the Pillar Two rules (with further provisions expected to be enacted in the future). The OECD has issued (and is expected to continue to issue) administrative guidance providing transition and safe harbor rules in relation to the implementation of Pillar Two. For example, on January 5, 2026, the OECD published details of a proposed "side-by-side" arrangement providing for, among other things, additional safe harbors for multinational groups headquartered in certain qualifying jurisdictions, which includes the U.S. We are monitoring developments and evaluating the potential impacts of these rules, including on our effective tax rates and considering

our eligibility to qualify for the available safe harbor rules (including under the proposed "side-by-side" arrangement). Any of the foregoing could increase our tax obligations and require us to incur additional material costs to ensure compliance with any such rules in the countries where we do business.

In addition, forecasts of our income tax position and effective tax rate for financial accounting purposes are complex and subject to significant judgment and uncertainty because our income tax position for each year combines the effects of a mix of profits earned and losses incurred by us in various tax jurisdictions with a broad range of income tax rates, as well as changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules and tax laws (and changes to these rules and tax laws), the results of examinations by various tax authorities, and the impact of any acquisition, business combination or other reorganization or financing transaction. To forecast our global tax rate, we estimate our pre-tax profits and losses and tax expense by jurisdiction. If the mix of profits and losses, our ability to use tax assets and attributes, our assessment of the need for valuation allowances, effective tax rates by jurisdiction or other factors are different than those estimated, our actual tax rate could be materially different than forecasted, which could have a material impact on our business, financial condition and results of operations.

Our operating results may be negatively affected if we are required to pay additional taxes, including sales and use tax, value added tax, or other transaction taxes, and we could be subject to liability with respect to all or a portion of past or future sales.

We currently collect and remit sales and use, value added and other transaction taxes in certain of the jurisdictions where we do business based on our assessment of the amount of taxes owed by us in such jurisdictions. However, in some jurisdictions in which we do business, we do not believe that we owe such taxes, and therefore we currently do not collect and remit such taxes in those jurisdictions or record contingent tax liabilities in respect of those jurisdictions. A successful assertion that we are required to pay additional taxes in connection with sales of our solutions, or the imposition of new laws or regulations or the interpretation of existing laws and regulations requiring the payment of additional taxes, would result in increased costs and administrative burdens for us. If we are subject to additional taxes and determine to offset such increased costs by collecting and remitting such taxes from our customers, or otherwise passing those costs through to our customers, companies may be discouraged from using our solutions. Any increased tax burden may decrease our ability or willingness to compete in relatively burdensome tax jurisdictions, result in substantial tax liabilities related to past or future sales or otherwise harm our business and operating results.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

At December 31, 2025 we had U.S. federal, state and foreign net operating loss carryforwards, or NOLs, of $378.4 million, $218.9 million, and $618.7 million, respectively, available to offset future taxable income, some of which will begin to expire in 2030. A lack of future taxable income would adversely affect our ability to utilize certain of our NOLs before they expire. Under current law, Federal NOLs incurred in taxable years beginning after December 31, 2017 can be carried forward indefinitely, but the deductibility of such federal NOLs in a taxable year is limited to 80% of taxable income in such year. Certain foreign jurisdictions have annual limitations on the use of NOLs.

In addition, under the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, changes in our ownership may limit the amount of pre-change NOLs that can be utilized annually in the future to offset taxable income. Section 382 and 383 of the Internal Revenue Code impose limitations on a company's ability to use its NOLs and other tax assets to offset its taxable income if one or more stockholders or groups of stockholders that each own at least

5% of the company's stock increase their aggregate ownership (by value) by more than 50 percentage points over their lowest ownership percentages within a rolling three-year period. Similar rules may apply under state and foreign tax laws. Based upon an analysis at December 31, 2025, we do not expect these limitations to materially impair our ability to use our NOLs and other tax assets prior to expiration. However, if changes in our ownership occurred after such date, or occur in the future, our ability to use our NOLs and other tax assets may be limited. Subsequent statutory or regulatory changes in respect of the utilization of NOLs and other tax assets for federal, state or foreign purposes, such as suspensions on the use of NOLs or limitations on the deductibility of NOLs carried forward, or other unforeseen reasons, may result in our existing NOLs expiring or otherwise being unavailable to offset future income tax liabilities. For these reasons, we may not be able to utilize a material portion of our NOLs and other tax assets, even if we achieve profitability.

We are obligated to maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We are also required to disclose significant changes made in our internal control procedures on a quarterly basis.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data and our exposure management solutions. We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third-party hosted services, communications systems, hardware and software, critical data (including without limitation intellectual property, confidential information that is proprietary, strategic or competitive, customer vulnerability data, and information systems data), and exposure management solutions.

Our Information Security function is overseen by our Chief Security Officer, or CSO, and is supported by our Chief Information Officer, Chief Product Officer and Product Engineering Team Leads, Chief Legal Officer, and Head of Global Privacy. Our Information Security function is responsible for identifying, assessing and managing cybersecurity threats and risks and works to monitor and evaluate our threat environment and risk profile using various methods. These methods include conducting vulnerability assessments and threat assessments in certain environments for internal and external threats, scanning certain environments, analyzing certain reports of threats and actors, conducting internal audits for certain systems, evaluating our and our industry's risk profile, coordinating with law enforcement concerning select threats, and engaging with third-party service providers to conduct external audits, threat assessments for certain systems, provide intelligence feeds, and conduct red/blue team testing and tabletop incident response exercises.

We implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our information systems and data depending on the environment. This includes maintaining an incident response plan, exposure management policy, and disaster recovery and business continuity plans, conducting risk assessments for certain environments, implementing certain security standards and certifications for certain products and systems, encrypting certain data in transit and at rest, controlling data access in certain environments, using multiple security controls in certain environments, segregating certain data, monitoring certain systems, performing regular security assessments for certain systems, training employees, maintaining cybersecurity insurance, maintaining dedicated cybersecurity staff, and conducting internal and external penetration tests.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. This integration is designed to ensure that cybersecurity considerations are part of our decision-making processes. Our senior management evaluates material risks from cybersecurity threats against our overall business objectives and reports to the Cybersecurity Risk Management Committee, or Cybersecurity Committee, of the Board of Directors.

We use third-party service providers to assist us from time to time in identifying, assessing, and managing material risks from cybersecurity threats, including for example cybersecurity consultants and software providers, managed cybersecurity service providers, threat intelligence service providers, forensic investigators, penetration testing firms, dark web monitoring services, and professional services firms, including legal counsel and auditors. By partnering with these specialized providers, we can leverage their insights and expertise to continue to refine our cybersecurity strategies and processes.

We have established processes designed to manage the cybersecurity risks associated with working with third-party service providers. We evaluate the risks associated with third parties before engagement and maintain ongoing monitoring of such third parties designed to ensure compliance with our security standards. This includes security questionnaires and assessments, as well as external attack surface management. Depending on the nature of the services provided, the sensitivity of the information systems and data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

See Risk Factors in this Annual Report on Form 10-K for a description of the risks from cybersecurity threats that may materially affect us and how they may do so.

Governance

Our Board of Directors addresses cybersecurity risk management as part of its general oversight function. The Cybersecurity Committee assists with fulfilling this oversight responsibility for our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

The Cybersecurity Committee bears the primary responsibility for oversight of the management of risks related to the use and protection of information technology, cybersecurity, and product security. The Cybersecurity Committee consists of directors with cybersecurity and other expertise including risk management, technology and finance.

Our CSO is responsible for implementing and maintaining our cybersecurity risk assessment and management processes. Our CSO has over 25 years of experience in cybersecurity, including serving as a chief security and strategy officer at another company as well as serving over 20 years conducting offensive and defensive cyber operations within the intelligence community and US Cyber Command. Our CSO oversees and maintains our information security management framework and is responsible for defining and implementing our information security strategy, hiring appropriate personnel, communicating key cybersecurity priorities to relevant personnel, and managing cybersecurity budgets and cybersecurity processes.

Our CSO seeks to regularly obtain information about relevant developments in cybersecurity, including potential threats and risk management techniques to help shape our approach to preventing, detecting, mitigating, and remediating cybersecurity threats. Our CSO is also responsible for implementing and overseeing processes for regularly monitoring our information systems and data, including the conducting of periodic audits of certain systems to identify potential vulnerabilities. The CSO reports directly to our Co-Chief Executive Officer, Mr. Vintz, and provides regular updates to our executive team, Cybersecurity Committee and Board of Directors on certain cybersecurity risks and incidents.

In the event of a cybersecurity incident, the CSO initiates our incident response plan that includes actions designed to mitigate the impact and long-term strategies for remediation and prevention of future incidents. Our incident response plan is designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including reporting to the Cybersecurity Committee and the Board of Directors for certain cybersecurity incidents.

Item 2.   Properties

Our corporate headquarters in Columbia, Maryland consist of approximately 160,000 square feet under a lease that expires in February 2032. We maintain additional offices in North America, Europe and the Middle East, Asia Pacific and South America. We believe that our current facilities are adequate to meet our ongoing needs and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Item 3.   Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners and our

customers by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 4.   **Mine Safety Disclosures**

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock trades on the Nasdaq Global Select Market under the ticker symbol "TENB."

Holders of Record

At December 31, 2025, we had 13 holders of record. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid any dividends on our common stock. In addition, our credit agreement with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, contains restrictive covenants that limit our ability to pay dividends on our common stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business and do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements, and other factors that our Board of Directors may deem relevant.

Unregistered Issuances of Equity Securities

On June 17, 2025, in connection with our acquisition of Apex Security, Inc., or Apex, we issued 187,304 shares of restricted common stock to certain key Apex employees. These shares have not been registered under the Securities Act or the securities laws of any state of the United States in reliance upon certain exemptions from registration under said acts and may not be offered or sold absent to registration or pursuant to an exemption therefrom. The foregoing did not involve any underwriters, underwriting discounts or commissions, or any public offering. The sales were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) as transactions by an issuer not involving any public offering. The recipients of the securities represented their intentions to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were placed on the share certificates issued. The shares are deemed restricted securities, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

The shares issued were subject to vesting agreements and were unvested as of their issuance. The shares are subject to forfeiture if these employees do not continue to provide services for the specified vesting period.

Issuer Purchases of Equity Securities

A summary of share repurchases during the three months ended December 31, 2025 is presented below:

(in thousands, except for per share data)	Shares Purchased	Average Price Paid Per Share		Total Number of Shares Purchased as Part of Publicly Announced Plan[1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under Plan[1]	
Shares purchased October 1, 2025 to October 31, 2025	775	$	29.58	775	$	227,183
Shares purchased November 1, 2025 to November 30, 2025	705		26.93	705		208,190
Shares purchased December 1, 2025 to December 31, 2025	802		25.67	802		187,621
	2,282	$	27.39			

_____

[1] In November 2023, our Board of Directors authorized the repurchase of up to $100 million of our common stock. In October 2024, July 2025 and January 2026, our Board of Directors increased the repurchase authorization by $200 million, $250 million and $150 million, respectively, bringing the total authorized amount to $700 million. The authorization has no expiration date. Repurchases under the share repurchase program may be made in the open market, in privately negotiated transactions, or in such other manner as determined by us, including through repurchase plans complying with the rules and regulations of the Securities and Exchange Commission.

Item 6.   Reserved

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K, or this Form 10-K. This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are often identified by the use of words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "project," "will," "would" or the negative or plural of these words or similar expressions or variations. Such forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified herein, and those discussed in the section titled "Risk Factors," set forth in Part I, Item 1A of this Form 10-K and in our other filings with the SEC. You should not rely upon forward-looking statements as predictions of future events. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

We are the leading provider of exposure management solutions. Exposure management is an increasingly critical category that extends foundational vulnerability management capabilities to advance risk assessment and prioritization across the entire attack surface – from IT infrastructure and cloud environments to critical infrastructure and AI. Tenable unifies security visibility, insight and action across this attack surface, equipping modern organizations to quickly identify and close the cybersecurity gaps that erode business value, reputation and trust.

Tenable One, our AI-powered exposure management platform, gives enterprises a single, unified view of risk across all types of assets and attack pathways. The platform combines broad, industry-leading vulnerability coverage, spanning IT assets, cloud resources, containers, web apps, identity systems, third-party connectors and AI-related assets and workloads.

Our solutions are primarily sold on a subscription basis with a one-year term, but are increasingly being sold with longer contractual durations. Our subscription terms are generally not longer than three years. These subscriptions are typically invoiced in advance at the beginning of the term, however multi-year subscriptions are increasingly being invoiced annually in installments.

We sell and market our products and services through our field sales force that works closely with our channel network of distributors, resellers and managed security service providers (MSSPs), in developing sales opportunities. We typically use a two-tiered channel model whereby we sell our enterprise platform offerings to our distributors, who in turn sell to our resellers, who then sell to end users, who we call customers.

Financial Highlights

Below are our key financial results:

(in thousands, except per share data)	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue	$ 999,405	$ 900,021	$ 798,710
Loss from operations	(9,168)	(6,856)	(52,160)
Net loss	(36,118)	(36,301)	(78,284)
Net loss per share, basic and diluted	(0.30)	(0.31)	(0.68)
Net cash provided by operating activities	266,750	217,476	149,855
Purchases of property and equipment	(12,102)	(4,247)	(1,704)
Capitalized software development costs	(4,474)	(6,451)	(7,052)

Recurring revenue, which includes revenue from subscription arrangements for software (both recognized ratably over the subscription term and upon delivery) and cloud-based solutions and maintenance associated with perpetual licenses, represented 96% of revenue in 2025 and 2024 and 95% of revenue in 2023.

Operating and Financial Metrics

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use and monitor the following operating and financial metrics, which include non-GAAP financial measures, to understand and evaluate our core operating and financial performance.

Calculated Current Billings

Calculated current billings consists of revenue recognized in a period plus the change in current deferred revenue in the corresponding period. Variability in total billings, depending on the timing of large multi-year contracts and the preference for annual billing versus multi-year upfront billing, may distort growth in one period over another.

Calculated current billings may vary from period-to-period for a number of reasons, and therefore has a number of limitations as a quarter-to-quarter or year-over-year comparative measure. Calculated current billings in any one period may be impacted by the timing and amount of new sales transactions, the timing and amount of renewal transactions, including early renewals, the mix of the amount of subscriptions and perpetual licenses and the timing of billing professional services, as well as the timing and amount of multi-year prepaid contracts, all of which could favorably or unfavorably impact quarter-to-quarter and year-over-year comparisons. For example, an increasing number of large sales transactions, for which the timing has and will continue to vary, may occur in quarters subsequent to or in advance of those that we anticipate. Additionally, our calculation of calculated current billings may be different from other companies that report similar financial measures. Because of these and other limitations, you should consider calculated current billings along with revenue and our other GAAP financial results.

Historically we have used calculated current billings as a key metric to measure our periodic performance and to measure and monitor our ability to provide our business with the working capital generated by upfront payments from our customers. Recently, however, the shift to annual installment billing for larger multi-year transactions is reducing our overall billing duration. We believe this shift

creates a negative distortion in calculated current billings that fails to accurately represent the growth of our business and as such we have transitioned away from relying on calculated current billings to monitor performance of our business. We have included calculated current billings for comparative purposes.

The following table presents calculated current billings, including a reconciliation of revenue, the most directly comparable financial measure calculated in accordance with GAAP:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Revenue	$ 999,405	$ 900,021	$ 798,710
Deferred revenue (current), end of period	706,866	650,372	580,779
Deferred revenue (current), beginning of period[1]	(657,035)	(580,887)	(506,192)
Calculated current billings	$ 1,049,236	$ 969,506	$ 873,297

[1] Deferred revenue (current), beginning of period for 2025, 2024 and 2023 includes $6.7 million, $0.1 million and $4.1 million, respectively, related to acquired deferred revenue.

Customer Metrics

We believe that our customer base provides a significant opportunity to expand sales of our enterprise platform offerings. We define an enterprise platform customer as a customer that has licensed Tenable One, Tenable Vulnerability Management, Tenable Cloud Security, Tenable Identity Exposure, Tenable OT Security or Tenable Security Center for an annual amount of $5,000 or greater. New enterprise platform customers represent new customer logos during the periods presented and do not include customer conversions from Tenable Nessus Expert to enterprise platforms. The following tables summarize key components of our customer base:

	Year Ended December 31,		
	2025	2024	2023
Number of new enterprise platform customers added in period[1]	1,667	1,689	1,788

[1] The number of new enterprise platform customers added in 2023 includes 104 legacy customers of Ermetic, Ltd. ("Ermetic").

	December 31,		
	2025	2024	2023
Number of customers with $100,000 and greater in annual contract value at end of period	2,161	1,988	1,721

Dollar-Based Net Expansion Rate

Our dollar-based net expansion rate reflects both our customer retention and ability to drive additional sales to our existing customers. Our dollar-based net expansion rate has historically fluctuated and is expected to continue to fluctuate on a quarterly basis as a result of a number of factors, including existing customers' satisfaction with our solutions, existing customer retention, the pricing of our solutions, the availability of competing solutions and the pricing thereof, and the timing of customer renewals. In addition, our sales pipeline opportunities vary from quarter to quarter between new customers and expansion from existing customers, and we do not prioritize one over the other to maximize the dollar-based net expansion rate.

Our dollar-based net expansion rate is evaluated on a last twelve months, or LTM, basis, and is calculated as follows:

- Denominator: To calculate our dollar-based net expansion rate as of the end of a reporting period, we first determine the annual recurring revenue, or ARR, from all active subscriptions (both revenue recognized ratably over the subscription term and upon delivery) and maintenance from perpetual licenses as of the last day of the same reporting period in the prior year. This represents recurring payments that we expect to receive in the next 12-month period from the cohort of customers that existed on the last day of the same reporting period in the prior year.

- Numerator: We measure the ARR for that same cohort of customers representing all subscriptions and maintenance from perpetual licenses based on customer orders as of the end of the reporting period.

We calculate dollar-based net expansion rate by dividing the numerator by the denominator.

The following table presents our dollar-based net expansion rate:

	December 31,		
(in thousands)	2025	2024	2023
Dollar-based net expansion rate	106 %	108 %	111 %

Components of Our Results of Operations

Revenue

We generate revenue from subscription arrangements for our software and cloud-based solutions, perpetual licenses, maintenance associated with perpetual licenses and professional services. We begin to recognize revenue when control of our software or services is transferred to the customer, which for sales made through our channel network is typically concurrent with the transfer to the end user.

Our subscription arrangements generally have annual or multi-year contractual terms to use our software or cloud-based solutions, including ongoing software updates during the contractual period. For software subscriptions that are dependent on ongoing software updates and the ability to identify the latest cybersecurity vulnerabilities, revenue is recognized ratably over the subscription term given the critical utility provided by the ongoing updates that are released through the contract period. When the critical utility of our software does not depend on ongoing updates, we recognize revenue attributable to the license at the time of delivery and the revenue attributable to the maintenance and support ratably over the contract period.

Our perpetual licenses are generally sold with one or more years of maintenance that include ongoing software updates to identify the latest cybersecurity vulnerabilities, which provide critical utility to the software. We recognize perpetual license revenue over a five-year estimated economic life of the expected customer contract.

Professional services and other revenue is primarily comprised of advisory services and training related to the deployment and optimization of our products. These services do not result in significant customization of our products. Professional services and other revenue is recognized as the services are performed.

We have historically experienced, and expect in the future to experience, seasonality in entering into agreements with customers. We typically enter into a significantly higher percentage of agreements with new customers, as well as renewal agreements with existing customers, in the third and fourth quarters of the year. The increase in customer agreements in the third quarter is primarily attributable to U.S. government and related agencies, and the increase in the fourth quarter is primarily attributable to large enterprise account buying patterns typical in the software industry. We anticipate that these historical trends may be impacted by current macroeconomic conditions and U.S. policy decisions related to the funding of government agencies and the imposition of tariffs which may lengthen purchasing and approval phases of our sales cycle in 2026. The ratable nature of our subscription revenue makes this seasonality less apparent in our overall financial results.

Cost of Revenue, Gross Profit and Gross Margin

Cost of revenue includes personnel costs related to our technical support group that provides assistance to customers, including salaries, benefits, bonuses, payroll taxes, stock-based compensation and any ordinary course severance. Cost of revenue also includes cloud infrastructure costs, the costs related to professional services and training, depreciation, amortization of acquired and developed technology, hardware costs and allocated overhead costs, which consist of information technology, facilities and insurance.

We intend to continue to invest additional resources in our cloud-based platform and customer support team as we grow our business. The level and timing of investment in these areas could affect our cost of revenue in the future.

Gross profit, or revenue less cost of revenue, and gross margin, or gross profit as a percentage of revenue, have been and will continue to be affected by various factors, including the timing of our acquisition of new customers and our renewals of and follow-on sales to existing customers, the costs associated with operating our cloud-based platform, the extent to which we expand our customer support team and the extent to which we can increase the efficiency of our technology and infrastructure through technological improvements.

We expect our gross profit to increase in absolute dollars but our gross margin may fluctuate from period to period depending on the interplay of all of these factors, particularly as it relates to cloud infrastructure costs, as we expect revenue from our cloud-based subscriptions to increase as a percentage of revenue.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development, general and administrative and restructuring expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, payroll taxes, stock-based compensation and ordinary course severance. Operating expenses also include depreciation and amortization, allocated overhead costs, including IT and facilities costs, as well as acquisition-related expenses.

Sales and Marketing

Sales and marketing expense consists of personnel costs, sales commissions, marketing programs, travel and entertainment, expenses for conferences, meetings and events, allocated overhead costs and acquisition-related expenses. We capitalize sales commissions, including related fringe benefit costs, and recognize the expense over an estimated period of benefit, which ranges between three and four years for subscription arrangements and five years for perpetual license

arrangements. Sales commissions on contract renewals are capitalized and amortized ratably over the contract term, with the exception of contracts with renewal periods that are one year or less, in which case the incremental costs are expensed as incurred. Sales commissions on professional services arrangements are expensed as incurred as the contractual periods of these arrangements are generally less than one year.

We intend to continue to make investments in sales and marketing to increase revenue, further penetrate the market and expand our global customer base. We expect our sales and marketing expense to increase in absolute dollars annually and to be our largest operating expense category for the foreseeable future. However, as our revenue increases, we expect our sales and marketing expense to decrease as a percentage of our revenue in 2026 and over the long term. Our sales and marketing expense may fluctuate from period to period due to the timing and extent of these expenses, including sales commissions, which may fluctuate depending on the mix of sales and related expense recognition.

Research and Development

Research and development expense consists of personnel costs, software used to develop our products, travel and entertainment, consulting and professional fees for third-party development resources, allocated overhead and acquisition-related expenses. Our research and development expense supports our efforts to continue to add capabilities to our existing products and enable the continued detection of new network vulnerabilities.

We expect our research and development expense to continue to increase annually in absolute dollars for the foreseeable future as we continue to invest in research and development efforts to enhance the functionality of our exposure management platform. However, we expect our research and development expense to decrease as a percentage of our revenue over the long term, although our research and development expense may fluctuate from period to period due to the timing and extent of these expenses.

General and Administrative

General and administrative expense consists of personnel costs for our executive, finance, legal, human resources and administrative departments. Additional expenses include travel and entertainment, professional fees, insurance, allocated overhead and acquisition-related expenses.

We expect our general and administrative expense to continue to increase in absolute dollars and decrease as a percentage of our revenue over the long term, although our general and administrative expense may fluctuate from period to period due to the timing and extent of these expenses. In 2025, our general and administrative expense included $15.5 million of termination benefits, including cash compensation and accelerated equity award vesting, related to the passing of our former Chairman and Chief Executive Officer.

Restructuring

Restructuring expenses consist of non-ordinary course severance, employee related benefits and other charges to reorganize business operations. In the three months ended December 31, 2025, we recorded $3.1 million of restructuring expense for non-ordinary course severance and employee-

related benefits. We expect to record approximately $5.0 million in restructuring expense in the year ended December 31, 2026.

Interest Income, Interest Expense and Other Income (Expense), Net

Interest income consists of income earned on cash and cash equivalents and short-term investments. Interest expense consists primarily of interest expense in connection with our Term Loan, unused commitment fees on our senior secured revolving credit facility, or Revolving Credit Facility, and letter of credit fees. Other income (expense), net consists primarily of foreign currency remeasurement and transaction gains and losses and any realized and unrealized gains and losses, including impairment losses and gains related to our investments in privately held securities.

Provision for Income Taxes

Provision for income taxes consists of income taxes in all jurisdictions in which we conduct business and the related withholding taxes on sales with customers. We have recorded deferred tax assets for which a valuation allowance has been provided, including net operating loss carryforwards and tax credits. We expect to maintain this valuation allowance for the foreseeable future as it is more likely than not that some or all of those deferred tax assets may not be realized based on our history of losses. The valuation allowance is subject to change based on our ability to generate future taxable income. We will continue to evaluate the realization of deferred tax assets to determine changes to valuation allowance in future periods.

Results of Operations

The following tables set forth our consolidated results of operations for the periods presented:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Revenue	$ 999,405	$ 900,021	$ 798,710
Cost of revenue[1]	218,937	199,668	183,577
Gross profit	780,468	700,353	615,133
Operating expenses:			
Sales and marketing[1]	416,949	395,385	393,450
Research and development[1]	223,669	181,624	153,163
General and administrative[1]	145,905	124,130	116,181
Restructuring	3,113	6,070	4,499
Total operating expenses	789,636	707,209	667,293
Loss from operations	(9,168)	(6,856)	(52,160)
Interest income	15,992	23,325	24,700
Interest expense	(28,419)	(31,920)	(31,339)
Other expense, net	(1,338)	(3,435)	(8,602)
Loss before income taxes	(22,933)	(18,886)	(67,401)
Provision for income taxes	13,185	17,415	10,883
Net loss	$ (36,118)	$ (36,301)	$ (78,284)

[1] Includes stock-based compensation expense as follows:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Cost of revenue	$ 13,714	$ 12,677	$ 11,247
Sales and marketing	68,801	62,727	61,322
Research and development	56,542	47,656	37,225
General and administrative[2]	52,756	40,455	35,533
Total stock-based compensation expense	$ 191,813	$ 163,515	$ 145,327

[2] Stock-based compensation expense in 2025 includes $14.6 million of expense related to the accelerated vesting of equity awards for our former Chairman and Chief Executive Officer.

Comparison of 2025 and 2024

Revenue

| (dollars in thousands) | Year Ended December 31, | | Change | |
	2025	2024	($)	(%)
Subscription revenue	$ 919,573	$ 824,659	$ 94,914	12 %
Perpetual license and maintenance revenue	44,661	47,774	(3,113)	(7)%
Professional services and other revenue	35,171	27,588	7,583	27 %
Revenue	$ 999,405	$ 900,021	$ 99,384	11 %

The increase in revenue of $99.4 million included $95.7 million from existing customers as of January 1, 2025 and $3.7 million from new customers. U.S. revenue increased $40.9 million, or 8%. International revenue increased $58.5 million, or 14%.

Cost of Revenue, Gross Profit and Gross Margin

| (dollars in thousands) | Year Ended December 31, | | Change | |
	2025	2024	($)	(%)
Cost of revenue	$ 218,937	$ 199,668	$ 19,269	10 %
Gross profit	780,468	700,353	80,115	11 %
Gross margin	78 %	78 %		

The increase in cost of revenue of $19.3 million was primarily due to:

- a $6.5 million increase in amortization of acquired intangible assets;
- a $4.0 million increase in third-party cloud infrastructure costs;
- a $3.9 million increase in personnel costs, including a $1.0 million increase in stock-based compensation; and
- a $2.4 million increase in depreciation and amortization.

Operating Expenses

Sales and Marketing

| (dollars in thousands) | Year Ended December 31, | | Change | |
	2025	2024	($)	(%)
Sales and marketing	$ 416,949	$ 395,385	$ 21,564	5 %

The increase in sales and marketing expense of $21.6 million was primarily due to:

- a $10.3 million increase in personnel costs, including a $6.1 million increase in stock-based compensation;
- a $4.5 million increase in sales commissions;
- a $4.2 million increase in expenses for demand generation programs, including advertising, sponsorships, and brand awareness efforts; and
- a $3.1 million increase in selling expenses, including travel and meeting costs and software subscription costs.

Research and Development

| (dollars in thousands) | Year Ended December 31, | | Change | |
	2025	2024	($)	(%)
Research and development	$ 223,669	$ 181,624	$ 42,045	23 %

The increase in research and development expense of $42.0 million was primarily due to:

- a $34.9 million increase in personnel costs, largely associated with an increase in headcount, including an $8.9 million increase in stock-based compensation; and
- a $3.0 million increase in allocated overhead expenses.

General and Administrative

| (dollars in thousands) | Year Ended December 31, | | Change | |
	2025	2024	($)	(%)
General and administrative	$ 145,905	$ 124,130	$ 21,775	18 %

The increase in general and administrative expense of $21.8 million was primarily due to:

- a $17.0 million increase in personnel costs, including $15.5 million in termination benefits including cash compensation and accelerated equity award vesting related to the passing of our former Chairman and Chief Executive Officer; and
- a $2.3 million increase in acquisition-related expenses.

Restructuring

| (dollars in thousands) | Year Ended December 31, | | Change | |
	2025	2024	($)	(%)
Restructuring	$ 3,113	$ 6,070	$ (2,957)	(49)%

In 2025, restructuring included $3.1 million in non-ordinary course severance and employee-related benefits. In 2024, restructuring included a $4.5 million non-cash impairment of leasehold improvements and furniture and fixtures that was recorded in connection with the sublease of a portion of our headquarters and $1.6 million in non-ordinary course severance and employee-related benefits.

Interest Income, Interest Expense and Other Expense, Net

| (dollars in thousands) | Year Ended December 31, | | Change | |
	2025	2024	($)	(%)
Interest income	$ 15,992	$ 23,325	$ (7,333)	(31)%
Interest expense	(28,419)	(31,920)	3,501	(11)%
Other expense, net	(1,338)	(3,435)	2,097	(61)%

The $7.3 million decrease in interest income was primarily due to a decrease in cash and cash equivalents and short-term investments as well as lower interest rates on our cash and cash equivalents and short-term investments. The $3.5 million decrease in interest expense was primarily due to a decrease in the variable rate of our Term Loan. The $2.1 million decrease in other expense,

net was primarily due to a $3.4 million decrease in foreign exchange losses partially offset by a $1.5 million gain on the conversion of one of our simple agreements for future equity, or SAFE, investments in the prior year.

Provision for Income Taxes

| (dollars in thousands) | Year Ended December 31, | | Change | |
	2025	2024	($)	(%)
Provision for income taxes	$ 13,185	$ 17,415	$ (4,230)	(24)%

In 2025, the provision for income taxes included:

- $7.0 million of discrete expenses primarily related to withholding taxes on sales to customers; and
- $6.2 million of income taxes in foreign jurisdictions in which we conduct business.

In 2024, the provision for income taxes included:

- $6.9 million of discrete expenses primarily related to withholding taxes on sales to customers;
- $6.2 million of income taxes in foreign jurisdictions in which we conduct business;
- $3.3 million related to Base Erosion and Anti-Abuse Tax, or BEAT; and
- $1.2 million of additional tax incurred related to the 2021 restructuring of Indegy; partially offset by
- $0.2 million of deferred tax benefits related to the Alsid acquisition.

Comparison of 2024 and 2023

For a discussion of our consolidated results for 2024 compared to 2023, see our Annual Report on Form 10-K filed with the SEC on February 21, 2025.

Liquidity and Capital Resources

At December 31, 2025, we had $187.8 million of cash and cash equivalents, which consisted of bank deposits and money market funds, and $214.4 million of short-term investments, which consisted of commercial paper, asset backed securities, U.S. Treasury and agency obligations and corporate and Yankee bonds.

We have generated significant operating losses prior to and during 2025 as reflected by our accumulated deficit of $897.5 million at December 31, 2025.

We typically invoice our customers in advance, however multi-year subscriptions are increasingly being invoiced annually in installments. Deferred revenue consists primarily of the unearned portion of billed fees for our subscriptions and perpetual licenses, which is subsequently recognized as revenue in accordance with our revenue recognition policy. At December 31, 2025, we had deferred revenue of $899.3 million, of which $706.9 million was recorded as a current liability and is expected to be recognized as revenue in the next 12 months, provided all other revenue recognition criteria are met.

Our principal uses of cash in recent periods have been funding our operations, expansion of our sales and marketing and research and development activities, investments in infrastructure, acquiring complementary businesses and technology and repurchasing shares of our common stock. We paid $196.2 million, $29.2 million and $243.3 million to acquire businesses in 2025, 2024 and 2023,

respectively. See Note 6 to our consolidated financial statements for details about recent acquisitions. We expect to enter into arrangements to acquire or invest in other complementary businesses, services and technologies, including intellectual property rights, in the future.

We expect to continue incurring operating losses in the near term. Even though we generated positive cash flows from operations and free cash flow in 2025, 2024 and 2023, we may not be able to sustain these cash flows. We believe that our existing cash and cash equivalents and short-term investments will be sufficient to fund our operating and capital needs for at least the next 12 months and for the foreseeable future. Our future capital requirements will depend on many factors, including our revenue growth rate, subscription renewal activity, the timing and extent of spending to support further infrastructure and research and development efforts, the timing and extent of additional capital expenditures to invest in new and existing office spaces, the expansion of sales and marketing and international operating activities, any acquisitions of complementary businesses and technologies, the timing of our introduction of new product capabilities and enhancements of our platform and the continuing market acceptance of our platform. It may be necessary to seek additional equity or debt financing to fund our operating and capital needs. In the event that financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, operating results and financial condition would be adversely affected.

Share Repurchase Program

In November 2023, our Board of Directors authorized the repurchase of up to $100 million of our common stock. In October 2024, July 2025 and January 2026, our Board of Directors increased the repurchase authorization by $200 million, $250 million and $150 million, respectively. Since the inception of the share repurchase program and through December 31, 2025, we have purchased a total of 10.6 million shares for $362.4 million.

Term Loan and Revolving Credit Facility

In July 2021, we entered into a credit agreement, or the Credit Agreement, which is comprised of a $375.0 million Term Loan and a $50.0 million Revolving Credit Facility, with a $15.0 million letter of credit sublimit. The Term Loan bears interest at a rate of 2.75% per annum over SOFR, subject to a 0.50% floor, plus a credit spread adjustment depending on the interest period.

In 2025, interest rates on our Term Loan were between 6.78% and 7.22%. The Term Loan is being amortized at 1% per annum in equal quarterly installments until the final payment of $350.6 million on the July 7, 2028 maturity date. We may be subject to mandatory Term Loan prepayments related to the excess cash provisions in the Credit Agreement if our first lien net leverage ratio (as defined in the Credit Agreement) exceeds 3.5. At December 31, 2025, our first lien net leverage ratio was 0.84.

The Revolving Credit Facility bears interest at a rate, depending on first lien net leverage, ranging from 2.00% to 2.50% over SOFR and matures on July 7, 2026. We pay a commitment fee during the term ranging from 0.25% to 0.375% per annum of the average daily undrawn portion of our Revolving Credit Facility. At December 31, 2025, we were in compliance with the covenants and had $0.2 million of standby letters of credit outstanding under the Revolving Credit Facility.

Cash Flows

The following table summarizes our cash flows for the periods presented:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Net cash provided by operating activities	$ 266,750	$ 217,476	$ 149,855
Net cash used in investing activities	(174,578)	(41,431)	(212,615)
Net cash (used in) provided by financing activities	(234,095)	(79,401)	1,251
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,038	(5,129)	(2,225)
Net (decrease) increase in cash and cash equivalents and restricted cash	$ (140,885)	$ 91,515	$ (63,734)

Operating Activities

Our largest source of cash provided by operating activities is cash collections from sales of our products and services, as we typically invoice our customers in advance. Our primary uses of cash are employee compensation costs, third-party cloud infrastructure and other software subscription costs, demand generation expenditures and general corporate costs.

Investing Activities

From 2024 to 2025, net cash used in investing activities increased by $133.1 million, primarily due to an increase in cash paid for acquisitions of $167.0 million and a $7.9 million increase in purchases of property and equipment, partially offset by a $41.2 million net decrease in purchases of short-term investments.

From 2023 to 2024, net cash used in investing activities decreased by $171.2 million, primarily due to a decrease in cash paid for acquisitions of $214.1 million, partially offset by a $43.3 million net decrease in sales of short-term investments.

Financing Activities

From 2024 to 2025, net cash used in financing activities increased by $154.7 million, primarily due to a $147.5 million increase in the repurchase of common stock under our share repurchase program.

From 2023 to 2024, net cash provided by financing activities decreased by $80.7 million, primarily due to an $85.0 million increase in the repurchase of common stock under our share repurchase program, partially offset by a $4.6 million increase in proceeds from the exercise of stock options.

Contractual Obligations

We have certain contractual obligations for future payments. See Note 7 to our consolidated financial statements for our required operating lease payments and Note 9 to our consolidated financial statements for our required payments to Microsoft and AWS for cloud services.

At December 31, 2025, we had other non-cancellable purchase obligations of $25.8 million due in the next twelve months and $7.9 million due thereafter.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, as well as related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services. In recognizing revenue, we apply the following steps:

- Identify the contract with a customer
- Identify the performance obligations in the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations in the contract
- Recognize revenue when or as performance obligations are satisfied

In situations where we enter into a contractual arrangement that includes non-standard terms and conditions, such as acceptance provisions and options to purchase additional products and services, as well as contract modifications, we apply judgment in identifying and assessing the impact on revenue recognition.

We generate revenue from subscription arrangements for our software and cloud-based solutions, perpetual licenses, maintenance associated with perpetual licenses and professional services and other revenue.

Subscription Revenue

Our subscription arrangements generally have annual or multi-year contractual terms and allow customers to use our software or cloud solutions. For our software subscriptions that are dependent on ongoing software updates and the ability to identify the latest cybersecurity vulnerabilities, revenue is recognized ratably over the subscription term given the critical utility provided by the ongoing updates that are released throughout the contract period. When the critical utility of our software does not depend on ongoing updates, we recognize revenue attributable to the license at the time of delivery and the revenue attributable to the maintenance and support ratably over the contract period.

Perpetual License and Maintenance Revenue

Our perpetual licenses are generally sold with one or more years of maintenance that include ongoing software updates to identify the latest cybersecurity vulnerabilities, which provide critical utility to the software. We recognize perpetual license revenue over a five-year estimated economic life of the expected customer contract.

We have estimated the five-year economic life of perpetual license contracts based on historical contract attrition, expected renewal periods, the lifecycle of our technology and other factors. While

we believe that the estimates we have made are reasonable and appropriate, different assumptions and estimates could impact our financial results.

Professional Services and Other Revenue

Professional services and other revenue is primarily comprised of advisory services and training related to the deployment and optimization of our products. These services do not result in significant customization of our products. Professional services and other revenue is recognized as the services are performed.

Contracts with Multiple Performance Obligations

In cases where our contracts with customers contain multiple performance obligations, the contract transaction price is allocated on a relative standalone selling price basis. We typically determine standalone selling price based on observable selling prices of our products and services.

Variable Consideration

We record revenue from sales at the net sales price, which is the transaction price, including estimates of variable consideration when applicable. Certain of our customers may be entitled to receive credits and in certain circumstances, refunds, if service level commitments are not met. We have not historically experienced significant incidents affecting the ability to meet these service level commitments and any estimated refunds related to these agreements have not been material.

Sales through our channel partner network of distributors and resellers are generally discounted as compared to the price that we would sell to an end user. Revenue for sales through our channel network, which is fixed, is recorded net of any distributor or reseller margin.

Deferred Commissions

Sales commissions, including related incremental fringe benefit costs, are considered to be incremental costs of obtaining a contract, and therefore are deferred over an estimated period of benefit, which ranges between three and four years for subscription arrangements and five years for perpetual license arrangements. We have estimated the period of benefit based on the expected contract term including renewal periods, the lifecycle of our technology and other factors. Sales commissions on contract renewals are capitalized and amortized ratably over the contract term, with the exception of contracts with renewal periods that are one year or less, in which case the incremental costs are expensed as incurred. While we believe that the estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

Business Combinations

We account for business combinations by recognizing the fair value of acquired assets and liabilities. The excess purchase consideration over the fair value of acquired assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, a non-recurring Level 3 fair value measurement, we make estimates and assumptions, especially with respect to intangible assets such as identified acquired technology and trade names. We generally determine the fair value of acquired technology using the multi-period excess earnings method, a form of the income approach. However, in certain situations we may use the cost approach. Estimates in valuing identifiable intangible assets include, but are not limited to, projected revenue growth rates, obsolescence projections and an appropriate discount rate. Our estimate of fair value is

based upon assumptions we believe to be reasonable, but which are inherently uncertain and, as a result, actual results may differ from estimates. During the measurement period, we may make adjustments to the fair value of assets acquired and liabilities assumed, with offsetting adjustments to goodwill. Any adjustments made after the measurement period will be reflected in the consolidated statements of operations. Acquisition-related costs are expensed as incurred.

Goodwill

The excess purchase consideration over the fair value of acquired assets and liabilities is recorded as goodwill. We perform our annual impairment assessment on October 1, or more frequently, when events or circumstances indicate impairment may have occurred. We operate as one reporting unit and have elected to first assess qualitative factors to determine whether it is more likely than not that the fair value of the Company as a whole is less than its carrying amount, including goodwill. The qualitative assessment includes an evaluation of relevant events and circumstances, including macroeconomic, industry and market conditions, our overall financial performance, and trends in the value of our common stock. During the periods presented, there were no indications of impairment and it was not more likely than not that goodwill was impaired.

Income Taxes

We are subject to federal, state and local taxes in the United States as well as numerous international jurisdictions. These foreign jurisdictions have different statutory tax rates than the United States. Earnings generated by our international entities are related to transfer pricing requirements as applicable under local jurisdiction tax laws.

We record a provision for income taxes under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities, net operating loss carryforwards and tax credit carryforwards. We have elected to treat taxes related to Global Intangible Low Taxed Income, or GILTI, as a period cost. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized. We have valuation allowances in all jurisdictions against deferred tax assets net of deferred tax liabilities that will provide a source of taxable income when reversed. Our evaluation of valuation allowances could change in the future and the impact could have a material impact on our financial statements.

We recognize tax benefits from an uncertain tax position if it is more likely than not to be sustained upon audit by the relevant taxing authority. Interest and penalties associated with such uncertain tax positions are classified as a component of income tax expense.

Depending on the jurisdiction, distributions of earnings could be subject to withholding taxes at rates applicable to the distributing jurisdiction. As we intend to continue to reinvest the earnings of foreign subsidiaries indefinitely, we have not provided for a U.S. income tax liability and foreign withholding taxes on undistributed foreign earnings of foreign subsidiaries.

Recently Issued Accounting Pronouncements

See Note 1 to our consolidated financial statements for more information regarding recently issued accounting pronouncements.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, including interest rate, foreign currency exchange and inflation risks.

Interest Rate Risk

At December 31, 2025, we had $187.8 million of cash and cash equivalents, which consisted of cash deposits and money market funds. We also had $214.4 million of short-term investments, which consisted of commercial paper, asset backed securities, U.S. treasury and agency securities and corporate and Yankee bonds. Our investments are carried at their fair market values with cumulative unrealized gains or losses recorded as a component of accumulated other comprehensive (loss) income within stockholders' equity. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Interest-earning instruments carry a degree of interest rate risk; however, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

In July 2021, we entered into the Credit Agreement comprised of a $375.0 million Term Loan and a $50.0 million Revolving Credit Facility. In 2025, interest rates on our Term Loan were between 6.78% and 7.22%. In January and February 2026, our Term Loan has an interest rate of 6.58% and 6.54%, respectively. A one percentage point increase in the rate would not have had a material impact on our financial statements.

Foreign Currency Exchange Risk

Substantially all of our sales contracts are denominated in U.S. dollars, with a limited number of contracts denominated in foreign currencies, including foreign denominated leases. A portion of our operating expenses are incurred outside the United States, denominated in foreign currencies and subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, British Pound, Australian dollar, Israeli New Shekel, Indian Rupee, Brazilian Real and Singapore dollar. Strengthening of the U.S. dollar compared to other currencies could result in lower international sales as our products would seem more expensive and could result in lower international operating costs as the U.S. dollar is the functional currency for all of our international subsidiaries. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize remeasurement and transaction gains (losses) in our consolidated statements of operations. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currencies becomes more significant.

Inflation Risk

While we do not believe that inflation has had a material effect on our business, results of operations, or financial condition through December 31, 2025, our costs, specifically employee-related and third-party cloud infrastructure costs, may become subject to significant inflationary pressures, and our inability or failure to fully offset such higher costs could harm our business, results of operations, or financial condition.

Item 8.   **Financial Statements and Supplementary Data**

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Tenable Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tenable Holdings, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue Recognition – Identification and Evaluation of Contracts with Non-Standard Terms and Conditions

Description of the Matter

As described in Note 1 to the consolidated financial statements, management enters into certain contracts with customers with non-standard terms and conditions.

Performing procedures relating to the identification and evaluation of non-standard terms and conditions in contracts is a critical audit matter because there is a significant amount of judgment required by management in identifying and evaluating non-standard terms and conditions and determining the impact of such terms and conditions on the amount and timing of revenue recognition. Accordingly, there is significant auditor judgment and significant audit effort in performing our audit procedures to evaluate whether non-standard terms and conditions in contracts were appropriately identified and evaluated by management.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process for identifying and evaluating contracts with non-standard terms and conditions. These procedures also included, among others, on a sample basis (i) testing the completeness and accuracy of management's identification of contracts with non-standard terms and conditions and (ii) testing management's determination of the impact of non-standard terms and conditions on the amount and timing of revenue recognition.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2014

Baltimore, Maryland

February 27, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Tenable Holdings, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Tenable Holdings, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Tenable Holdings, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated February 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide

reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Baltimore, Maryland

February 27, 2026

TENABLE HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 187,762	$ 328,647
Short-term investments	214,419	248,547
Accounts receivable (net of allowance for doubtful accounts of $656 and $525 at December 31, 2025 and 2024, respectively)	279,150	258,734
Deferred commissions	52,914	51,791
Prepaid expenses and other current assets	39,339	53,026
Total current assets	773,584	940,745
Property and equipment, net	40,062	39,265
Deferred commissions (net of current portion)	71,715	67,914
Operating lease right-of-use assets	35,558	45,139
Acquired intangible assets, net	115,296	94,461
Goodwill	697,886	541,292
Other assets	13,566	13,303
Total assets	$ 1,747,667	$ 1,742,119
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 21,889	$ 19,981
Accrued compensation	69,166	55,784
Deferred revenue	706,866	650,372
Operating lease liabilities	9,596	6,801
Other current liabilities	5,432	5,154
Total current liabilities	812,949	738,092
Deferred revenue (net of current portion)	192,410	182,815
Term loan, net of issuance costs (net of current portion)	354,209	356,705
Operating lease liabilities (net of current portion)	50,877	56,224
Other liabilities	10,846	8,329
Total liabilities	1,421,291	1,342,165
Stockholders' equity:		
Common stock (par value: $0.01; 500,000 shares authorized, 129,046 and 122,371 shares issued at December 31, 2025 and 2024, respectively)	1,290	1,224
Additional paid-in capital	1,586,727	1,374,659
Treasury stock (at cost: 10,596 and 2,673 shares at December 31, 2025 and 2024, respectively)	(364,574)	(114,911)
Accumulated other comprehensive income	387	318
Accumulated deficit	(897,454)	(861,336)
Total stockholders' equity	326,376	399,954
Total liabilities and stockholders' equity	$ 1,747,667	$ 1,742,119

The accompanying notes are an integral part of these consolidated financial statements.

TENABLE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)	Year Ended December 31,		
	2025	2024	2023
Revenue	$ 999,405	$ 900,021	$ 798,710
Cost of revenue	218,937	199,668	183,577
Gross profit	780,468	700,353	615,133
Operating expenses:			
Sales and marketing	416,949	395,385	393,450
Research and development	223,669	181,624	153,163
General and administrative	145,905	124,130	116,181
Restructuring	3,113	6,070	4,499
Total operating expenses	789,636	707,209	667,293
Loss from operations	(9,168)	(6,856)	(52,160)
Interest income	15,992	23,325	24,700
Interest expense	(28,419)	(31,920)	(31,339)
Other expense, net	(1,338)	(3,435)	(8,602)
Loss before income taxes	(22,933)	(18,886)	(67,401)
Provision for income taxes	13,185	17,415	10,883
Net loss	$ (36,118)	$ (36,301)	$ (78,284)
Net loss per share, basic and diluted	$ (0.30)	$ (0.31)	$ (0.68)
Weighted-average shares used to compute net loss per share, basic and diluted	120,124	118,789	115,408

The accompanying notes are an integral part of these consolidated financial statements.

TENABLE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)		Year Ended December 31,				
		2025		2024		2023
Net loss	$	(36,118)	$	(36,301)	$	(78,284)
Other comprehensive income, net of tax:						
Unrealized gains on available-for-sale securities		69		280		1,389
Other comprehensive income		69		280		1,389
Comprehensive loss	$	(36,049)	$	(36,021)	$	(76,895)

The accompanying notes are an integral part of these consolidated financial statements.

TENABLE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2022	113,056	$ 1,131	$1,017,837	$ —	$ (1,351)	$ (746,751)	$ 270,866
Exercise of stock options	387	4	3,497	—	—	—	3,501
Vesting of restricted stock units	3,153	32	(32)	—	—	—	—
Vesting of performance stock units	91	—	—	—	—	—	—
Issuance of restricted stock awards	311	3	(3)	—	—	—	—
Issuance of common stock under employee stock purchase plan	506	5	16,219	—	—	—	16,224
Purchase of treasury stock	—	—	—	(14,934)	—	—	(14,934)
Fair value of replacement equity attributable to pre-acquisition service	—	—	526	—	—	—	526
Stock-based compensation	—	—	147,056	—	—	—	147,056
Other comprehensive income	—	—	—	—	1,389	—	1,389
Net loss	—	—	—	—	—	(78,284)	(78,284)
Balance at December 31, 2023	117,504	1,175	1,185,100	(14,934)	38	(825,035)	346,344
Exercise of stock options	1,044	11	8,053	—	—	—	8,064
Vesting of restricted stock units	3,217	32	(32)	—	—	—	—
Vesting of performance stock units	107	1	(1)	—	—	—	—
Issuance of common stock under employee stock purchase plan	499	5	16,257	—	—	—	16,262
Purchase of treasury stock	—	—	—	(99,977)	—	—	(99,977)
Fair value of replacement equity attributable to pre-acquisition service	—	—	42	—	—	—	42
Stock-based compensation	—	—	165,240	—	—	—	165,240
Other comprehensive income	—	—	—	—	280	—	280
Net loss	—	—	—	—	—	(36,301)	(36,301)
Balance at December 31, 2024	122,371	1,224	1,374,659	(114,911)	318	(861,336)	399,954
Exercise of stock options	2,161	22	3,597	—	—	—	3,619
Vesting of restricted stock units	3,647	36	(36)	—	—	—	—
Vesting of performance stock units	211	2	(2)	—	—	—	—
Issuance of restricted stock awards, net	137	1	(1)	—	—	—	—
Issuance of common stock under employee stock purchase plan	519	5	15,477	—	—	—	15,482
Taxes paid related to net share settlement of equity awards	—	—	—	(1,978)	—	—	(1,978)
Purchase of treasury stock	—	—	—	(247,685)	—	—	(247,685)
Fair value of replacement equity attributable to pre-acquisition service	—	—	146	—	—	—	146
Stock-based compensation	—	—	192,887	—	—	—	192,887
Other comprehensive income	—	—	—	—	69	—	69
Net loss	—	—	—	—	—	(36,118)	(36,118)
Balance at December 31, 2025	129,046	$ 1,290	$1,586,727	$ (364,574)	$ 387	$ (897,454)	$ 326,376

The accompanying notes are an integral part of these consolidated financial statements.

TENABLE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net loss	$ (36,118)	$ (36,301)	$ (78,284)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	41,955	33,209	27,108
Stock-based compensation	191,813	163,515	145,327
Net accretion of discounts and amortization of premiums on short-term investments	(3,131)	(7,595)	(8,323)
Amortization of debt issuance costs	1,442	1,353	1,267
Loss (gain) on other investments	18	(1,452)	5,617
Restructuring	—	4,528	—
Other	3,856	6,507	2,179
Changes in operating assets and liabilities:			
Accounts receivable	(18,236)	(38,730)	(30,042)
Prepaid expenses and other assets	12,767	26,170	1,689
Accounts payable, accrued expenses and accrued compensation	12,147	(8,257)	7,071
Deferred revenue	58,361	82,581	81,755
Other current and noncurrent liabilities	1,876	(8,052)	(5,509)
Net cash provided by operating activities	266,750	217,476	149,855
Cash flows from investing activities:			
Purchases of property and equipment	(12,102)	(4,247)	(1,704)
Capitalized software development costs	(4,474)	(6,451)	(7,052)
Purchases of short-term investments	(145,342)	(287,797)	(278,209)
Sales and maturities of short-term investments	182,670	283,964	317,651
Purchases of other investments	—	(1,250)	—
Proceeds from other investments	852	3,512	—
Business combinations, net of cash acquired	(196,182)	(29,162)	(243,301)
Net cash used in investing activities	(174,578)	(41,431)	(212,615)
Cash flows from financing activities:			
Payments on term loan	(3,750)	(3,750)	(3,750)
Proceeds from stock issued in connection with the employee stock purchase plan	15,482	16,262	16,224
Proceeds from the exercise of stock options	3,619	8,064	3,501
Payments for taxes related to net share settlement of equity awards	(1,978)	—	—
Purchase of treasury stock	(247,468)	(99,977)	(14,934)
Other financing activities	—	—	210
Net cash (used in) provided by financing activities	(234,095)	(79,401)	1,251
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,038	(5,129)	(2,225)
Net (decrease) increase in cash and cash equivalents and restricted cash	(140,885)	91,515	(63,734)
Cash and cash equivalents and restricted cash at beginning of year	328,647	237,132	300,866
Cash and cash equivalents and restricted cash at end of year	$ 187,762	$ 328,647	$ 237,132
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 26,841	$ 30,977	$ 34,323
Cash paid for income taxes, net of refunds	11,801	15,180	8,981
Supplemental cash flow information related to leases:			
Cash payments for operating leases	$ 10,455	$ 9,204	$ 8,914

The accompanying notes are an integral part of these consolidated financial statements.

TENABLE HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies

Business Description

Tenable Holdings, Inc. (the "Company," "we," "us," or "our") is the leading provider of exposure management solutions. Exposure management is an increasingly critical category that extends foundational vulnerability management capabilities to advance risk assessment and prioritization across the entire attack surface – from IT infrastructure and cloud environments to critical infrastructure and AI. We unify security visibility, insight and action across this attack surface, equipping modern organizations to quickly identify and close the cybersecurity gaps that erode business value, reputation and trust.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Tenable Holdings, Inc. and our wholly owned subsidiaries and have been prepared in conformity with United States generally accepted accounting principles ("GAAP"). All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates include, but are not limited to, the estimated period of benefit for deferred commissions, the useful lives of long-lived assets, the fair value of acquired intangible assets, the valuation of stock-based compensation, the incremental borrowing rate for operating leases and the valuation of deferred tax assets and investments. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable. Actual results could differ significantly from these estimates.

Foreign Currency

The functional currency for all of our foreign subsidiaries is the U.S. dollar. Assets and liabilities denominated in other currencies are remeasured into U.S. dollars at current exchange rates for monetary assets and liabilities and at historical exchange rates for non-monetary assets and liabilities. We bill our customers in U.S. dollars. Expenses incurred in non U.S. dollar currencies are remeasured into U.S. dollars when incurred. Remeasurement losses in currencies other than the functional currency were $1.6 million, $5.0 million and $3.1 million in 2025, 2024 and 2023, respectively, and are included as a component of other expense, net in the consolidated statements of operations.

Revenue Recognition

We recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. To achieve this, we apply the following steps:
- Identify the contract with a customer
- Identify the performance obligations in the contract

- Determine the transaction price
- Allocate the transaction price to the performance obligations in the contract
- Recognize revenue when or as performance obligations are satisfied

In situations where we enter into a contractual arrangement that includes non-standard terms and conditions, such as acceptance provisions or options to purchase additional products and services, as well as contract modifications, we apply judgment in identifying and assessing the impact on revenue recognition.

We generate revenue from subscription arrangements for software and cloud-based solutions, perpetual licenses, maintenance associated with perpetual licenses, and professional services and other revenue. We begin to recognize revenue when control of our software or services is transferred to the customer, which for sales made through distributors is concurrent with the transfer to the end user.

Subscription Revenue

Subscription arrangements generally have annual or multi-year contractual terms and allow customers to use our software or cloud solutions. For our software subscriptions that are dependent on ongoing software updates and the ability to identify the latest cybersecurity vulnerabilities, revenue is recognized ratably over the subscription term given the critical utility provided by the ongoing updates that are released throughout the contract period. When the critical utility of our software does not depend on ongoing updates, we recognize revenue attributable to the license at the time of delivery and the revenue attributable to the maintenance and support ratably over the contract period.

Perpetual License and Maintenance Revenue

Our perpetual licenses are generally sold with one or more years of maintenance that include ongoing software updates to identify the latest cybersecurity vulnerabilities, which provide critical utility to the software. We recognize perpetual license revenue over a five-year estimated economic life of the expected customer contract.

Professional Services and Other Revenue

Professional services and other revenue is primarily comprised of advisory services and training related to the deployment and optimization of our products. These services do not result in significant customization of our products. Professional services and other revenue is recognized as the services are performed.

Contracts with Multiple Performance Obligations

In cases where our contracts with customers contain multiple performance obligations, the contract transaction price is allocated on a relative standalone selling price basis. We typically determine standalone selling price based on observable selling prices of our products and services.

Variable Consideration

We record revenue from sales at the net sales price, which is the transaction price, including estimates of variable consideration when applicable. Certain of our customers may be entitled to receive credits and in limited circumstances, refunds, if service level commitments are not met. We have not historically experienced significant incidents affecting the ability to meet these service level commitments and any estimated refunds related to these agreements have not been material.

Sales through our channel network of distributors and resellers are generally discounted as compared to the price that we would sell to an end user. Revenue for sales through our channel network is recorded net of any distributor or reseller margin.

Cash and Cash Equivalents

We consider all highly liquid financial instruments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2025 and 2024, cash and cash equivalents included $8.7 million and $8.2 million, respectively, of restricted cash related to collateral for outstanding letters of credit and an operating lease.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received from selling an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. We apply fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. We measure cash and cash equivalents and short-term investments at fair value using a fair value hierarchy of inputs. We approximate fair value by using the carrying amounts for accounts receivable, accounts payable and accrued expenses due to their short-term nature.

Investments

Short-term Investments

Our short-term investments include asset backed securities, certificates of deposit, commercial paper, corporate and Yankee bonds, and U.S. treasury and agency obligations. Our investments are classified as available-for-sale and recorded at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss) within stockholders' equity.

We classify investments with original maturities of less than 90 days as cash and cash equivalents. Investments with original maturities greater than 90 days, including those we do not currently intend on selling within the next twelve months, are classified as short-term investments as they are available for use in our operations.

We evaluate potential impairments of available-for-sale debt securities due to credit-related and non-credit-related factors, including market risk, and if it is more-likely-than-not that we would have to sell the security before the recovery of the amortized cost basis. Identified credit-related impairments would be recognized as a charge in the statement of operations.

Other Investments

Our investments in privately held companies consist of preferred stock, convertible notes and non-marketable simple agreements for future equity ("SAFE") investments. We have elected to apply the measurement alternative and record these other investments at cost, less any impairment, plus or minus observable price changes for similar investments of the same issuer. Gains or losses on other investments are recognized in other expense, net on our consolidated statements of operations. Other investments are included in other assets on our consolidated balance sheets.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount, less an allowance for doubtful accounts, and do not bear interest. We maintain an allowance for doubtful accounts at an amount estimated to be sufficient to cover the risk of collecting less than full payment of the receivables. At each balance sheet date, we evaluate our receivables and assess the allowance for doubtful accounts based on specific customer collection issues and historical write-off trends.

Our allowance for doubtful accounts reflects our best estimate of expected future credit losses. We consider various factors that may impact our ability to collect on accounts receivable, including our historical collection experience, age of accounts receivable balances, current conditions, reasonable and supportable forecasts of future economic conditions, as well as other factors, however, these estimates may change and future credit losses may differ from our estimates. Expected credit losses from accounts receivable are recognized as expense in our statement of operations.

Deferred Commissions

Sales commissions, including related fringe benefit costs, are considered to be incremental costs of obtaining a contract. Sales commissions on initial sales are not commensurate with sales commissions on contract renewals and therefore are recognized over an estimated period of benefit, which ranges between three and four years for subscription arrangements and five years for perpetual license arrangements. We estimate the period of benefit based on the expected contract term including renewal periods, the lifecycle of our technology and other factors. Sales commissions on contract renewals are capitalized and amortized ratably over the contract term as part of sales and marketing expense, with the exception of contracts with renewal periods that are one year or less, in which case the incremental costs are expensed as incurred.

Property and Equipment, net

Property and equipment, net is stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets: three years for computer software and equipment and five years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the respective leases. Repairs and maintenance costs are expensed as incurred.

Leases

We determine if an arrangement contains a lease and the classification of that lease, if applicable, at inception. We have elected to not recognize a lease liability or right-of-use ("ROU") asset for short-term leases (leases with a term of twelve months or less). For contracts with lease and non-lease components, we have elected to not allocate the contract consideration, and account for the lease and non-lease components as a single lease component. Additionally, we enter into arrangements to use shared office spaces and other facilities, and have determined that these arrangements do not contain leases as we do not have the right to use an identified asset. Operating leases are included in operating lease ROU assets, operating lease liabilities and operating lease liabilities (net of current portion) in our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments under the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease

payments over the lease term. The implicit rate within our operating leases is generally not determinable and we use our incremental borrowing rate at the lease commencement date to determine the present value of lease payments. The determination of our incremental borrowing rate requires judgment. We determine our incremental borrowing rate for each lease using our current borrowing rate, adjusted for various factors including level of collateralization, term and currency to align with the terms of the lease. The operating lease ROU asset also includes any lease prepayments, offset by lease incentives. Certain of our leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain we will exercise that option. An option to terminate is considered unless it is reasonably certain we will not exercise the option.

Lease expense for lease payments is recognized on a straight-line basis over the term of the lease. Any sublease income is recorded as a reduction of lease expense.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstance indicate that the carrying amount may not be fully recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured as the excess of the carrying amount over the fair value. In 2024, we executed a sublease of our headquarters and recorded a $4.5 million impairment for furniture and fixtures and leasehold improvements. There was no impairment of long-lived assets in 2025 or 2023.

Business Combinations

We account for business combinations by recognizing the fair value of acquired assets and liabilities. The excess purchase consideration over the fair value of acquired assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, a non-recurring Level 3 fair value measurement, we make estimates and assumptions, especially with respect to intangible assets such as identified acquired technology and trade names. We generally determine the fair value of acquired technology using the multi-period excess earnings method, a form of the income approach. However in certain situations we may use the cost approach. Estimates in valuing identifiable intangible assets include, but are not limited to, projected revenue growth rates, obsolescence projections and an appropriate discount rate. Our estimate of fair value is based upon assumptions we believe to be reasonable, but which are inherently uncertain and, as a result, actual results may differ from estimates. During the measurement period, we may make adjustments to the fair value of assets acquired and liabilities assumed, with offsetting adjustments to goodwill. Any adjustments made after the measurement period will be reflected in the consolidated statements of operations. Acquisition-related costs are expensed as incurred.

Goodwill

The excess of the purchase consideration over the fair value of acquired assets and liabilities is recorded as goodwill. We perform our annual impairment assessment on October 1, or more frequently, when events or circumstances indicate impairment may have occurred. We operate as one reporting unit and have elected to first assess qualitative factors to determine whether it is more likely than not that the fair value of the Company as a whole is less than its carrying amount, including goodwill. The qualitative assessment includes an evaluation of relevant events and circumstances, including macroeconomic, industry and market conditions, our overall financial performance, and trends in the value of our common stock. During the periods presented, there were no indications of

impairment and it was not more likely than not that goodwill was impaired.

Common Stock

Our Amended and Restated Certificate of Incorporation authorized 500,000,000 shares of common stock and 10,000,000 shares of preferred stock. There were no shares of preferred stock issued or outstanding at December 31, 2025 or 2024. The voting, dividend, and liquidation rights of common stockholders are subject to, and qualified by, the rights of preferred stockholders. The common stockholders are entitled to receive dividends when, as and if, declared by the Board of Directors, subject to preferential dividend rights of preferred stockholders. Upon dissolution or liquidation, our common stockholders will be entitled to receive all assets available for distribution to stockholders, subject to any preferential rights of preferred stockholders.

Treasury Stock

In November 2023, our Board of Directors authorized the repurchase of up to $100 million of our common stock. In October 2024 and July 2025, our Board of Directors increased the repurchase authorization by $200 million and $250 million, respectively. We account for purchases of treasury stock under the cost method. Shares are held for future issuance and not retired. Since the inception of the share repurchase program and through December 31, 2025, we have purchased a total of 10.6 million shares for $362.4 million. The remaining amount available under the share repurchase program was $187.6 million at December 31, 2025.

In January 2026, our Board of Directors increased the repurchase authorization by $150 million.

Stock-Based Compensation

Stock-based compensation expense related to restricted stock units ("RSUs"), purchase rights issued under our 2018 Employee Stock Purchase Plan ("2018 ESPP"), stock options and restricted stock is calculated based on the fair value of the awards granted and is recognized on a straight-line basis over the requisite service period, which is generally two to four years. Our performance stock units ("PSUs") vest over a period of 4 years and are subject to defined performance and service conditions. Our PSUs are expensed using the accelerated attribution method. We account for forfeitures as they occur.

The fair value of RSUs, PSUs and restricted stock is based on the market price of our common stock on the date of grant. The fair value of 2018 ESPP purchase rights is estimated on the grant date using the Black-Scholes option pricing model, which requires us to make assumptions and judgments, including the expected term, expected volatility, and risk-free interest rates. We use the market price of our common stock at the date of grant.

Advertising

Advertising costs are expensed as they are incurred. We incurred advertising costs of $19.8 million, $13.8 million and $16.2 million in 2025, 2024 and 2023, respectively, which are included in sales and marketing expense in the consolidated statements of operations.

Software Development Costs

Research and development costs to develop software to be sold, leased or marketed are expensed as incurred up to the point of technological feasibility for the related software product. We have not capitalized development costs for software to be sold, leased or marketed to date, as the

software development process is essentially completed concurrent with the establishment of technological feasibility. As such, these costs are expensed as incurred and recognized in research and development costs in the consolidated statements of operations.

Software developed for internal use, with no substantive plans to market such software at the time of development, are capitalized and included in property and equipment, net in the consolidated balance sheets. Costs incurred during the preliminary planning and evaluation and post implementation stages of the project are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. In 2025, 2024 and 2023, we capitalized $5.4 million, $8.2 million and $8.8 million of development costs related to internal use software, including capitalized stock-based compensation of $1.1 million, $1.7 million, and $1.7 million, respectively.

Restructuring

 Restructuring expenses consist of non-ordinary course severance, employee related benefits and other charges to reorganize business operations. In 2025, we incurred $3.1 million of restructuring expense related to non-ordinary course severance and employee related benefits in order to realign departments. In 2024, the $6.1 million of restructuring expense consisted of $4.5 million of non-cash impairment of leasehold improvements and furniture and fixtures that was recorded in connection with the sublease of a portion of our headquarters and $1.5 million in non-ordinary course severance and employee related benefits related to the optimization of our go-to-market efforts, including reducing our reliance on sales specialists and streamlining layers of management.

Net Loss per Share

We calculate basic net loss per share by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share is computed by giving effect to all potentially dilutive common stock equivalents in the period, including unvested RSUs, PSUs, stock options, unvested restricted shares and shares to be issued under our 2018 ESPP. As we have reported losses for all periods presented, all potentially dilutive securities have been excluded from the calculation of diluted net loss per share as their effect would be antidilutive.

Segment Information

We operate as one operating segment as our Co-Chief Executive Officers, who are our chief operating decision makers ("CODMs"), review financial information on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Income Taxes

Income taxes are accounted for under the asset and liability method. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities, net operating loss carryforwards, and tax credit carryforwards. We have elected to treat taxes related to GILTI as a period cost. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.

We recognize tax benefits from an uncertain tax position if it is more likely than not to be sustained upon audit by the relevant taxing authority. Interest and penalties associated with such

uncertain tax positions are classified as a component of income tax expense.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09 - Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities to provide greater disaggregation within the annual rate reconciliation. The guidance also requires disaggregating the annual disclosure of income taxes paid, net of refunds received. We have adopted ASU 2023-09 for the year ended December 31, 2025, and have applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03 - Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expense line items. The ASU also requires disclosure of the total amount of selling expenses recognized in continuing operations on an annual and interim basis and disclosure of the definition of selling expenses. The guidance is effective beginning January 1, 2027 on a prospective basis, with a retrospective option, and interim reporting periods beginning on January 1, 2028. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05 - Measurement of Credit Loss for Accounts Receivable and Contract Assets, which provides a practical expedient for the calculation of current expected credit losses for accounts receivable and contract assets, allowing entities to assume that current conditions as of the balance sheet date will persist through the forecast period. The guidance is effective beginning January 1, 2026 on a prospective basis. We are currently evaluating the impact of adopting this standard on our consolidated financial statements and disclosures.

In September 2025, the FASB issued ASU 2025-06 - Targeted Improvements to the Accounting for Internal-Use Software, which updates the requirements for capitalization of internal-use software, removing all references to project stages and clarifies the threshold entities apply to begin capitalizing costs. The guidance is effective beginning January 1, 2028 using a prospective, modified retrospective or full retrospective approach. We are currently evaluating the impact of adopting this standard on our consolidated financial statements and disclosures.

2. Revenue

Disaggregation of Revenue

The following table presents a summary of revenue:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Subscription revenue	$ 919,573	$ 824,659	$ 725,013
Perpetual license and maintenance revenue	44,661	47,774	48,729
Professional services and other revenue	35,171	27,588	24,968
Revenue	$ 999,405	$ 900,021	$ 798,710

Concentrations

We sell and market our products and services through our field sales force that works closely with our channel partners, which includes a network of distributors and resellers, in developing sales opportunities. We use a two-tiered channel model whereby we sell our products and services to our distributors, which in turn sell to resellers, which then sell to end users. Revenue derived through our channel network comprised 94%, 94% and 93% of revenue in 2025, 2024 and 2023, respectively. One of our distributors accounted for 32%, 34% and 36% of revenue in 2025, 2024 and 2023, respectively. That same distributor accounted for 27% and 29% of accounts receivable at December 31, 2025 and 2024, respectively.

Contract Balances

We generally bill our customers in advance and accounts receivable are recorded when we have the right to invoice the customer. Contract liabilities consist of deferred revenue and include customer billings and payments received in advance of performance under the contract. In 2025, 2024 and 2023, we recognized revenue of $650.0 million, $581.8 million and $502.8 million, respectively, that was included in the deferred revenue balance at the beginning of each respective period.

Remaining Performance Obligations

The following summarizes the future estimated revenue related to unsatisfied performance obligations:

(in thousands)	December 31,	
	2025	2024
Remaining performance obligations, short-term	$ 748,616	$ 660,647
Remaining performance obligations, long-term	312,449	206,879
Remaining performance obligations	$ 1,061,065	$ 867,526

Deferred Commissions

The following summarizes the activity of deferred incremental costs of obtaining a contract:

(in thousands)	Year Ended December 31,	
	2025	2024
Beginning balance	$ 119,705	$ 121,953
Capitalization of contract acquisition costs	62,517	52,263
Amortization of deferred contract acquisition costs	(57,593)	(54,511)
Ending balance	$ 124,629	$ 119,705

3. Cash Equivalents and Short-Term Investments

The following tables summarize the amortized cost, unrealized gain and loss and estimated fair value of cash equivalents and short-term investments:

(in thousands)	December 31, 2025			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Cash equivalents				
Money market funds	$ 59,760	$ —	$ —	$ 59,760
Total cash equivalents	$ 59,760	$ —	$ —	$ 59,760
Short-term investments				
Commercial paper	$ 5,063	$ 3	$ —	$ 5,066
Corporate bonds	94,729	167	(2)	94,894
Asset backed securities	17,331	33	—	17,364
Yankee bonds	13,280	14	(1)	13,293
U.S. Treasury and agency obligations	83,629	173	—	83,802
Total short-term investments	$ 214,032	$ 390	$ (3)	$ 214,419

(in thousands)	December 31, 2024			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Cash equivalents				
Money market funds	$ 190,750	$ —	$ —	$ 190,750
Total cash equivalents	$ 190,750	$ —	$ —	$ 190,750
Short-term investments				
Commercial paper	$ 41,610	$ —	$ (6)	$ 41,604
Corporate bonds	95,267	208	(65)	95,410
Asset backed securities	30,740	63	(7)	30,796
Yankee bonds	13,998	16	(7)	14,007
U.S. Treasury and agency obligations	66,614	155	(39)	66,730
Total short-term investments	$ 248,229	$ 442	$ (124)	$ 248,547

We considered the extent to which any unrealized losses on our short-term investments were driven by credit risk and other factors, including market risk, and if it is more-likely-than-not that we would have to sell the security before the recovery of the amortized cost basis. At December 31, 2025 and 2024, our unrealized losses were due to changes in market interest rates compared to when the investments were initiated. We do not believe any unrealized losses represent credit losses, and it is unlikely we would sell the investments before we would recover their amortized cost basis.

The contractual maturities of our short-term investments are as follows:

| (in thousands) | December 31, 2025 | | December 31, 2024 | |
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due within one year	$ 178,677	$ 178,995	$ 204,156	$ 204,532
Due between one and two years	35,355	35,424	44,073	44,015
Total short-term investments	$ 214,032	$ 214,419	$ 248,229	$ 248,547

4. Fair Value Measurements

We measure certain financial instruments at fair value using a fair value hierarchy. In the hierarchy, assets are classified based on the lowest level inputs used in valuation into the following categories:

- *Level 1* — Quoted prices in active markets for identical assets and liabilities;
- *Level 2* — Observable inputs including quoted market prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, or inputs that are corroborated by observable market data; and
- *Level 3* — Unobservable inputs.

The following tables summarize assets that are measured at fair value on a recurring basis:

| (in thousands) | December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Cash equivalents				
Money market funds	$ 59,760	$ —	$ —	$ 59,760
Total cash equivalents	$ 59,760	$ —	$ —	$ 59,760
Short-term investments				
Commercial paper	$ —	$ 5,066	$ —	$ 5,066
Corporate bonds	—	94,894	—	94,894
Asset backed securities	—	17,364	—	17,364
Yankee bonds	—	13,293	—	13,293
U.S. Treasury and agency obligations	—	83,802	—	83,802
Total short-term investments	$ —	$ 214,419	$ —	$ 214,419

(in thousands)	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Cash equivalents				
Money market funds	$ 190,750	$ —	$ —	$ 190,750
Total cash equivalents	$ 190,750	$ —	$ —	$ 190,750
Short-term investments				
Commercial paper	$ —	$ 41,604	$ —	$ 41,604
Corporate bonds	—	95,410	—	95,410
Asset backed securities	—	30,796	—	30,796
Yankee bonds	—	14,007	—	14,007
U.S. Treasury and agency obligations	—	66,730	—	66,730
Total short-term investments	$ —	$ 248,547	$ —	$ 248,547

Other Investments

Our investments in privately held securities were as follows:

(in thousands)	December 31,	
	2025	2024
Equity securities	$ 6,702	$ 6,701
Debt and other securities	1,000	1,871
Total other investments	$ 7,702	$ 8,572

Other investments are classified as Level 3 as they do not have readily determinable market values.

We received $0.9 million and $3.5 million in proceeds from one of our SAFE investments in 2025 and 2024, respectively. Additionally in 2024, we recognized a $1.5 million gain on the conversion of our SAFE investment to an investment in preferred stock.

We did not have any liabilities measured and recorded at fair value on a recurring basis at December 31, 2025 and 2024.

5. Property and Equipment, Net

Property and equipment, net consisted of the following:

(in thousands)	December 31,	
	2025	**2024**
Computer software and equipment	$ 21,676	$ 21,051
Internally developed software	44,403	39,944
Furniture and fixtures	5,833	5,140
Leasehold improvements	33,049	24,524
Total	104,961	90,659
Less: accumulated depreciation and amortization	(64,899)	(51,394)
Property and equipment, net	$ 40,062	$ 39,265

Depreciation and amortization related to property and equipment was $16.0 million, $13.7 million and $13.2 million in 2025, 2024 and 2023, respectively.

In 2024, we recorded a $4.5 million impairment for furniture and fixtures and leasehold improvements. See Note 7 for additional information.

6. Acquisitions, Goodwill and Intangible Assets

Acquisitions

In June 2025, we acquired Apex Security, Inc. ("Apex"), an innovator in securing the rapidly expanding AI attack surface. This acquisition is expected to strengthen our ability to help organizations identify and reduce cyber risk, adding the ability to govern usage, enforce policy, and control exposure across both the AI that organizations use and the AI they build. We acquired 100% of Apex's equity through a share purchase agreement for total consideration of $47.8 million, including $47.7 million in cash, net of $2.0 million cash acquired, and $0.1 million fair value of replacement equity.

In February 2025, we acquired Vulcan Cyber Ltd. ("Vulcan"), an innovator in cyber risk management. This acquisition is expected to add enhanced visibility, extended third-party data flows, risk prioritization and optimized remediation to strengthen our Tenable One Exposure Management platform. We acquired 100% of Vulcan's equity through a share purchase agreement for total cash consideration of $148.5 million, net of $2.3 million cash acquired.

In June 2024, we acquired Eureka Security, Inc. ("Eureka"), a provider of data security posture management ("DSPM") for cloud environments. Adding Eureka's DSPM capabilities to our solutions provides customers a view into their organization's cloud data security footprint, fight policy drift and misconfigurations that put data at risk, and enables customers to continuously improve their security posture over time. We acquired 100% of Eureka's equity through a share purchase agreement for total cash consideration of $29.2 million, net of $0.4 million cash acquired.

Cash consideration, net of cash acquired, was allocated as follows:

(in thousands)	Apex	Vulcan	Eureka
Intangible assets	$ 6,800	$ 40,000	$ 6,900
Goodwill	41,288	115,306	22,753
Accounts receivable	62	2,158	—
Deferred revenue	(34)	(7,695)	(108)
Other liabilities, net	(333)	(1,224)	(341)
Total purchase price allocation	$ 47,783	$ 148,545	$ 29,204

Intangible assets acquired during the year ended December 31, 2025 included Apex's proprietary technology for $6.8 million with an estimated useful life of 5 years and Vulcan's proprietary technology for $40.0 million with an estimated useful life of 7 years.

Intangible assets acquired during the year ended December 31, 2024 included Eureka's proprietary technology for $6.9 million with an estimated useful life of 5 years.

The results of operations of Apex, Vulcan and Eureka are included in our consolidated statements of operations from the applicable acquisition dates and were not material. Pro forma results of operations are not presented as they are not material to the consolidated statements of operations.

Acquisition-related expenses are included in our consolidated statements of operations as follows:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Sales and marketing	$ 1,320	$ 52	$ 512
Research and development	1,778	(20)	2,880
General and administrative	4,158	1,900	6,080
Total acquisition-related expenses	$ 7,256	$ 1,932	$ 9,472

Goodwill and Acquired Intangible Assets

The changes in the carrying amount of goodwill are as follows:

(in thousands)	
Balance at December 31, 2024	$ 541,292
Acquired goodwill	156,594
Balance at December 31, 2025	$ 697,886

The excess purchase consideration over the fair value of acquired assets and liabilities is recorded as goodwill. The acquired goodwill reflects the synergies we expect from marketing and selling these new capabilities from Apex, Vulcan and Eureka to our customers. Acquired goodwill is generally not tax deductible.

Acquired intangible assets subject to amortization are as follows:

	December 31, 2025			December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Acquired technology	$ 196,237	$ (80,941)	$ 115,296	$ 149,437	$ (54,976)	$ 94,461
Trade name	490	(490)	—	490	(490)	—
	$ 196,727	$ (81,431)	$ 115,296	$ 149,927	$ (55,466)	$ 94,461

Amortization of acquired intangible assets was $26.0 million, $19.5 million and $13.9 million in 2025, 2024 and 2023, respectively. At December 31, 2025, our acquired intangible assets are expected to be amortized over an estimated weighted average period of 4.9 years.

At December 31, 2025, estimated future amortization of intangible assets is as follows:

(in thousands)		
Year ending December 31,		
2026	$	26,945
2027		24,915
2028		21,872
2029		18,252
2030		14,522
Thereafter		8,790
Total	$	115,296

7. Leases

We have operating leases for office facilities. Our leases have remaining terms of under one year to just over six years, some of which include one or more options to renew, with renewal terms up to five years and one of which includes an option to terminate the lease within the next five years.

The components of lease expense were as follows:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Operating lease cost[1]	$ 9,865	$ 8,102	$ 7,592

---

[1] Excludes sublease income.

In June 2024, we executed a sublease of a portion of our corporate headquarters through February 2032 and recognized $4.5 million of restructuring expense related to the associated impairment of leasehold improvements and furniture and fixtures.

Sublease income, which is recorded as a reduction of rent expense, was $1.6 million and $0.8 million in 2025 and 2024, respectively.

Rent expense for short-term leases was not material in 2025, 2024 and 2023.

Supplemental information related to leases was as follows:

	December 31,	
	2025	**2024**
Operating leases		
Weighted average remaining lease term	5.7 years	6.5 years
Weighted average discount rate	6.2%	6.1%

	Year Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
ROU assets obtained in exchange for lease obligations			
Operating leases	$ 1,832	$ 10,143	$ 1,234

Maturities of operating lease liabilities at December 31, 2025 were as follows:

(in thousands)	
Year ending December 31,	
2026	$ 13,006
2027	12,403
2028	11,667
2029	11,611
2030	11,538
Thereafter	11,703
Total lease payments	71,928
Less: Imputed interest	(11,455)
Total	$ 60,473

Operating lease payments in the table above do not include $1.7 million, $1.8 million, $1.9 million, $1.9 million, $2.0 million and $2.5 million of sublease payments we expect to receive in 2026, 2027, 2028, 2029, 2030 and thereafter, respectively.

In January 2026, we entered into a new lease in Ireland with a ten year term and expected future lease payments of $12.9 million.

8. Debt

Credit Agreement

In July 2021, we entered into a credit agreement ("Credit Agreement") which is comprised of:
- a $375.0 million senior secured term loan facility ("Term Loan"); and
- a $50.0 million senior secured revolving credit facility ("Revolving Credit Facility").

The table below summarizes the carrying value of the Term Loan:

(in thousands)	December 31, 2025
Term loan	$ 360,000
Less: Unamortized debt discount and issuance costs	(3,293)
Term loan, net of issuance costs	356,707
Less: Term loan, net, current [1]	(2,498)
Term loan, net of issuance costs (net of current portion)	$ 354,209

[1]   Term loan, net, current is included in other current liabilities on our consolidated balance sheets.

The Term Loan bears interest at a rate of 2.75% per annum over the Secured Overnight Financing Rate ("SOFR"), subject to a 0.50% floor, plus a credit spread adjustment depending on the interest period. The Term Loan is being amortized at 1% per annum in equal quarterly installments until the final payment of $350.6 million on the July 7, 2028 maturity date.

Our Term Loan is recorded at its carrying value. At December 31, 2025, the fair value of our Term Loan was approximately $362.7 million. In the fair value hierarchy, our Term Loan is classified as Level 2 as it is traded in less active markets.

The maturities of our Term Loan at December 31, 2025 were as follows:

(in thousands)	
Year ending December 31,	
2026	$ 3,750
2027	3,750
2028	352,500
Total	$ 360,000

We may be subject to mandatory Term Loan prepayments related to the excess cash flow provisions. These prepayments would only be required if our first lien net leverage ratio (as defined in our Credit Agreement) exceeds 3.5 at the end of each year. At December 31, 2025, our first lien net leverage ratio was 0.84.

The Revolving Credit Facility bears interest at a rate, depending on first lien net leverage, ranging from 2.00% to 2.50% over SOFR and matures on July 7, 2026. Additionally, we pay a commitment fee during the term ranging from 0.25% to 0.375% per annum of the average daily undrawn portion of the revolving commitments based on the first lien net leverage ratio. The Revolving Credit Facility contains a $15.0 million letter of credit sublimit.

The Credit Agreement contains certain customary events of default, which include failure to make payments when due, the material inaccuracy of representations or warranties, failure to observe or perform certain covenants, cross-defaults, bankruptcy and insolvency-related events, certain judgments, certain ERISA-related events, failure of any lien created under the Security Documents (as defined in the Credit Agreement) to be valid and perfected (subject to certain exceptions), failure of any material guarantee of the Loan Document Obligations (as defined in the Credit Agreement) to be in full force and effect and a Change of Control (as defined in the Credit Agreement).

The Credit Agreement is guaranteed by the Company, Tenable Public Sector LLC and Accurics, Inc., both indirect subsidiaries of the Company, as guarantors, and is supported by a security interest in substantially all of the assets of Tenable, Inc. and the guarantors.

The Credit Agreement contains certain customary representations and warranties and affirmative and negative covenants, including certain restrictions on incurring additional indebtedness or guaranteeing indebtedness of others, creating liens on properties or assets, making certain investments, loans, advances and guarantees, selling assets, making certain restricted payments and entering into certain sale and leaseback transactions, affiliate transactions, restrictive agreements and asset and stock-based transactions. Additionally, if at least 35% of the Revolving Credit Facility is drawn on the last day of the quarter, the total net leverage ratio cannot be greater than 5.50 to 1.00. At December 31, 2025, we had $0.2 million of standby letters of credit outstanding under our Revolving Credit Facility related to one of our operating leases. At December 31, 2025, we were in compliance with the covenants under the Credit Agreement.

9. Commitments and Contingencies

Commitments

In December 2023, we entered into a contract with Microsoft for cloud services from February 2024 through January 2027. Under the terms of the contract we committed to spend €28.5 million. If we do not meet our commitment by the end of the term, we will be required to pay the difference. As of December 31, 2025, we have spent €14.9 million of our commitment.

In July 2024, we entered into a new contract with AWS for cloud services, in which we committed to spend $59.7 million, $77.6 million and $93.0 million in contract years one, two and three, respectively, for a total commitment of $230.3 million from August 2024 to July 2027. As of December 31, 2025, we have met our first year commitment and we have spent $31.3 million of our second year commitment.

Letters of Credit

At December 31, 2025, we had $5.7 million of standby letters of credit related to our grant agreements with the State of Maryland and our operating leases. Collateral for $5.5 million of our letters of credit was classified as restricted cash in cash and cash equivalents.

10. Stock-Based Compensation

Stock-based compensation expense included in the consolidated statements of operations was as follows:

(in thousands)	Year Ended December 31,					
		2025		2024		2023
Cost of revenue	$	13,714	$	12,677	$	11,247
Sales and marketing		68,801		62,727		61,322
Research and development		56,542		47,656		37,225
General and administrative[1]		52,756		40,455		35,533
Total stock-based compensation expense	$	191,813	$	163,515	$	145,327

[1] Stock-based compensation in 2025 includes $14.6 million of expense related to the accelerated vesting of equity awards for our former Chairman and Chief Executive Officer.

A summary of the unrecognized stock-based compensation expense related to unvested awards at December 31, 2025 is presented below:

	Unrecognized Stock-Based Compensation Expense (in thousands)	Estimated Weighted Average Period (in years)
Restricted stock units ("RSUs")	$ 291,736	2.6
Performance stock units ("PSUs")	4,700	2.9
Restricted stock	5,388	2.3
2018 Employee Stock Purchase Plan ("2018 ESPP")	12,861	0.8

Restricted Stock, RSUs and PSUs

A summary of our restricted stock, RSU and PSU activity is presented below:

(in thousands, except for per share data)	Restricted Stock Number of Shares	Restricted Stock Weighted Average Grant Date Fair Value	RSUs Number of Shares	RSUs Weighted Average Grant Date Fair Value	PSUs Number of Shares	PSUs Weighted Average Grant Date Fair Value
Unvested balance at December 31, 2022	—	$ —	6,894	$ 43.26	196	$ 44.97
Granted	311	45.67	4,728	43.47	188	43.24
Performance adjustment[1]	—	—	—	—	12	44.97
Vested	—	—	(3,153)	41.61	(91)	44.97
Forfeited	—	—	(1,126)	45.14	(47)	43.92
Unvested balance at December 31, 2023	311	45.67	7,343	43.80	258	43.90
Granted	—	—	4,099	45.89	170	47.20
Performance adjustment[1]	—	—	—	—	(10)	43.24
Vested	(124)	45.67	(3,217)	43.34	(107)	43.93
Forfeited	—	—	(1,016)	45.00	(11)	43.95
Unvested balance at December 31, 2024	187	45.67	7,209	45.01	300	45.78
Granted	187	32.83	6,604	35.77	201	38.37
Performance adjustment[1]	—	—	—	—	(6)	47.20
Vested[2]	(139)	42.79	(3,667)	44.74	(216)	45.84
Forfeited	(50)	45.67	(1,152)	42.08	—	—
Unvested balance at December 31, 2025	185	34.83	8,994	38.72	279	40.37

[1] Represents adjustments due to the achievement of predefined financial performance targets.
[2] Includes 20 RSUs and 5 PSUs repurchased to cover taxes.

In January 2025, under the evergreen provision in our 2018 Equity Incentive Plan we reserved an additional 6.0 million shares of our common stock. At December 31, 2025, there were 26.9 million shares available for grant under the plan.

Stock Options

A summary of our stock option activity is presented below:

(in thousands, except for exercise prices and years)	Number of Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2022	5,485	$ 8.96	4.5	$ 160,135
Exercised	(387)	9.05		13,364
Forfeited/canceled	(3)	10.97		
Outstanding at December 31, 2023	5,095	8.95	3.5	189,108
Exercised	(1,044)	7.72		38,831
Forfeited/canceled	—	—		
Outstanding at December 31, 2024	4,051	9.26	2.6	122,024
Exercised[1]	(2,646)	7.44		67,124
Forfeited/canceled	(2)	6.16		
Outstanding and exercisable at December 31, 2025	1,403	12.70	2.0	15,210

_____
[1] Includes 485 options netted for option costs and 40 shares repurchased to cover taxes.

Stock options were last granted in 2018. Stock options granted under our stock incentive plans have a maximum term of ten years, generally vest over a period of three to four years, and the exercise price cannot be less than the fair market value on the date of grant.

2018 Employee Stock Purchase Plan

Under our 2018 ESPP, employees may set aside up to 15% of their gross earnings, on an after-tax basis, to purchase our common stock at a discounted price, which is calculated at 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase. The 2018 ESPP permits offerings up to 27 months in duration, with one or more purchase periods in each offering. Additionally, in cases where the fair market value of a share of our common stock on the first day of a new purchase period within an offering is less than or equal to the fair market value of a share of our common stock at the beginning of the offering, that offering will be terminated and participants will be automatically enrolled in a new offering with a new 24-month duration and purchase periods every six months.

A summary of our ESPP activity is presented below:

(dollars and shares in thousands)	Year Ended December 31,		
	2025	2024	2023
Shares of common stock purchased	519.1	498.9	506.4
Weighted average price	$29.82	$32.60	$32.04
Cash proceeds	$15,482	$16,262	$16,224

At December 31, 2025 and 2024 there were $7.1 million and $6.9 million, respectively, of employee contributions to the 2018 ESPP included in accrued compensation.

Estimating the fair value of ESPP purchase rights using the Black-Scholes option-pricing model requires assumptions as to the fair value of common stock, expected term, expected volatility, the risk-free interest rate and the expected dividend yield.

Fair Value of Common Stock. We use the market price of our common stock at the date of grant.

Expected Term. We use the actual purchase periods as the expected term in the 2018 ESPP.

Expected Volatility. Volatility is a measure of the amount by which a financial variable, such as a share price, has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. We use the historical volatility of our common stock to estimate expected volatility.

Risk-Free Interest Rate. This is the U.S. Treasury rate, having a term that most closely resembles the expected life of the stock option.

Expected Dividend Yield. We have never declared or paid dividends and have no plans to do so in the foreseeable future.

The fair value of the 2018 ESPP purchase rights was estimated on the offering or modification dates using the following assumptions:

	Year Ended December 31,		
	2025	**2024**	**2023**
Expected term (in years)	0.5 — 2.0	0.5 — 2.0	0.5 — 2.0
Expected volatility	32.8% — 35.7%	31.9% — 51.4%	46.9% — 58.1%
Risk-free interest rate	3.6% — 3.9%	3.8% — 5.1%	4.8% — 5.4%
Expected dividend yield	—	—	—

Under the evergreen provision in our 2018 ESPP, in January 2025 we reserved an additional 1.8 million shares of our common stock. At December 31, 2025, there were 11.2 million shares reserved for issuance under the 2018 ESPP.

11. Income Taxes

U.S. and foreign components of the loss before income taxes were as follows:

	Year Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
U.S. income (loss)	$ 19,988	$ 25,787	$ (26,249)
Foreign loss	(42,921)	(44,673)	(41,152)
Total loss before income taxes	$ (22,933)	$ (18,886)	$ (67,401)

The components of the provision for income taxes were as follows:

(in thousands)	Year Ended December 31,					
	2025		**2024**		**2023**	
Current						
Federal	$	5	$	3,278	$	5
State		300		454		708
Foreign		11,432		13,036		9,930
Total current tax expense		11,737		16,768		10,643
Deferred						
Federal		1,095		580		293
State		676		227		239
Foreign		(323)		(160)		(292)
Total deferred tax expense		1,448		647		240
Total provision for income taxes	$	13,185	$	17,415	$	10,883

Our provision for income taxes in 2024 included expense of $3.3 million related to Base Erosion and Anti-Abuse Tax, or BEAT, and $1.2 million of expense related to restructuring of our operations in Israel through intercompany transactions, neither of which were applicable in 2025 or 2023.

The items accounting for the difference between income taxes computed at the federal statutory rate and our effective tax rate after the adoption of ASU 2023-09 were as follows:

(dollars in thousands)	Year Ended December 31, 2025	
	Amount	Percent
U.S. federal statutory tax rate	$ (4,816)	21.0 %
State and local income tax, net of federal (national) income tax effect[1]	916	(4.0)
Foreign tax effects		
Brazil		
Foreign withholding taxes	2,438	(10.6)
Colombia		
Foreign withholding taxes	1,181	(5.1)
Israel		
Federal statutory tax rate difference	(1,219)	5.3
Currency remeasurement	(4,732)	20.6
Changes in valuation allowances	16,206	(70.7)
Stock compensation	1,409	(6.1)
Other	858	(3.7)
Ireland		
Currency remeasurement	(5,588)	24.4
Changes in valuation allowances	4,321	(18.8)
Other	(430)	1.9
France	2,197	(9.6)
Other foreign jurisdictions	3,096	(13.6)
Effect of cross border tax laws		
Foreign branch loss	(7,850)	34.2
Legal entity reorganization	(3,032)	13.2
Other	(23)	0.1
Nontaxable or nondeductible items		
Stock compensation	2,300	(10.0)
Other	1,502	(6.5)
Tax credits		
Research credits	(3,282)	14.3
Changes in unrecognized tax benefits	359	(1.6)
Changes in valuation allowances	7,374	(32.2)
Total tax expense	$ 13,185	(57.5)%

_____

[1] State and local taxes in California, Texas, Illinois, and New York make up the majority of the tax effect.

The items accounting for the difference between income taxes computed at the federal statutory rate and our effective tax rate were as follows for years prior to our adoption of ASU 2023-09:

| | **Year Ended December 31,** | |
	2024	**2023**
U.S. federal statutory tax rate	21.0 %	21.0 %
State and local taxes	(0.9)	1.9
Research and development tax credit	25.5	8.4
Stock-based compensation	(13.6)	(11.3)
Foreign tax rate differential	35.4	(1.7)
Change in valuation allowance	(81.7)	(34.0)
Gain on intercompany sale, net of losses	(2.1)	(1.4)
Foreign withholding tax	(24.8)	(5.4)
Foreign deferred FX remeasurement	(20.5)	9.0
GILTI	(1.7)	—
BEAT	(17.6)	—
Transaction costs	(3.6)	(1.0)
Non-deductible expenses	(5.3)	(1.5)
Other	(2.3)	(0.3)
Effective tax rate	(92.2)%	(16.3)%

We maintain a valuation allowance on certain U.S. federal, state and foreign deferred tax assets as the realization of our deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. In 2025, our valuation allowance increased by $35.1 million, primarily related to our 2025 loss before income taxes and U.S. R&D tax credits.

The components of the deferred tax assets and liabilities were as follows:

(in thousands)	December 31,	
	2025	2024
Deferred tax assets:		
Net operating losses	$ 187,353	$ 153,781
Deferred revenue	21,706	21,949
Stock-based compensation	22,571	21,802
Tax credits	31,692	28,420
Leases	14,307	14,936
Accrued compensation	4,104	3,364
Interest expense	969	2,171
Capitalized research and development	34,621	32,441
Other	3,221	3,219
Total deferred tax assets	320,544	282,083
Valuation allowance	(254,880)	(219,773)
Net deferred tax assets	65,664	62,310
Deferred tax liabilities:		
Deferred commissions	(24,212)	(23,623)
Property and equipment	(11,071)	(12,821)
Intangible assets	(32,827)	(27,302)
Other	(1,213)	(773)
Total deferred tax liabilities	(69,323)	(64,519)
Net deferred tax liabilities	$ (3,659)	$ (2,209)

At December 31, 2025, we had net operating loss ("NOL") carryforwards for federal, state and foreign tax purposes of $378.4 million, $218.9 million, and $618.7 million, respectively, which will begin to expire in 2030, as well as $31.7 million of federal, state and foreign research and development tax credits, foreign tax credits, minimum tax credits and miscellaneous state tax credits. The federal research and development and foreign tax credits will begin to expire in 2032 if unutilized.

We are currently subject to the annual limitation under Sections 382 and 383 of the Internal Revenue Code. We will not be precluded from realizing the NOL carryforward and tax credits but may be limited in the amount we could utilize in any given tax year in the event that the federal and state taxable income will exceed the limitation imposed by Section 382. The amount of the annual limitation is determined based on our value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years.

At December 31, 2025 and 2024, the total amount of gross unrecognized tax benefits was $9.1 million and $8.5 million, respectively, which, if recognized, would impact our effective tax rate by approximately $0.4 million and $0.2 million in 2025 and 2024, respectively. Interest and penalties associated with uncertain tax positions recognized as a component of income tax expense were immaterial in 2025, 2024 and 2023.

The change in gross unrecognized tax benefits, excluding accrued interest, were as follows:

(in thousands)	Year Ended December 31,					
	2025		2024		2023	
Unrecognized tax benefits at the beginning of the period	$	8,538	$	8,297	$	7,820
Additions for tax positions in the current year		151		329		417
Increase in prior year positions		385		—		60
Decrease in prior year positions		(18)		(88)		—
Acquisitions		—		—		—
Unrecognized tax benefits at the end of the period	$	9,056	$	8,538	$	8,297

We file income tax returns in the United States, including various state jurisdictions. Our subsidiaries file income tax returns in various foreign jurisdictions. Tax years after 2014 remain open to examination by the major taxing jurisdictions in which we are subject to tax. At December 31, 2025, we were not under examination for income tax audits by the Internal Revenue Service. We are currently under tax examination in France for tax years 2019 through 2022.

Depending on the jurisdiction, distributions of earnings could be subject to withholding taxes at rates applicable to the distributing jurisdiction. As we intend to continue to reinvest the earnings of foreign subsidiaries indefinitely, we have not provided for a U.S. income tax liability and foreign withholding taxes on undistributed foreign earnings of foreign subsidiaries. It is not practicable for us to determine the amount of unrecognized tax expense on these reinvested foreign earnings.

On July 4, 2025, U.S. legislation commonly known as the One Big Beautiful Bill Act ("OBBBA") was enacted, which includes permanent extensions of expiring and expired federal income tax provisions, including immediate expensing of domestic research and development expenses, as well as certain prospective international tax changes. The application of the OBBBA did not have a material impact on our financial statements for the year ended December 31, 2025.

The amount of cash income taxes paid, net of refunds received were as follows:

(in thousands)	Year Ended December 31, 2025	
U.S. federal	$	(29)
U.S. state and local		698
Foreign		
Brazil		3,860
Colombia		1,708
Israel		(1,249)
Singapore		998
Other		5,815
Total	$	11,801

12. Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share:

(in thousands, except per share data)	Year Ended December 31,		
	2025	2024	2023
Net loss	$ (36,118)	$ (36,301)	$ (78,284)
Weighted-average shares used to compute net loss per share, basic and diluted	120,124	118,789	115,408
Net loss per share, basic and diluted	$ (0.30)	$ (0.31)	$ (0.68)

The following potentially dilutive securities have been excluded from the diluted per share calculations because they would have been antidilutive:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
RSUs	8,994	7,209	7,343
Stock options	1,403	4,051	5,095
Shares to be issued under the 2018 ESPP	268	198	245
PSUs	279	300	258
Restricted stock	185	187	311
Total	11,129	11,945	13,252

13. Segment and Geographic Information

Segment Information

We operate as one operating segment. Our Co-Chief Executive Officers, our CODMs, review financial information on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance. Our CODMs review cost of sales expense, sales and marketing expense, research and development expense and general and administrative expense to assess our significant segment expenses, and review income (loss) from operations and net income (loss) to assess our operating performance. Our CODMs also review total assets, as reported on our consolidated balance sheets. See our consolidated statement of operations for our significant segment expenses, loss from operations and net loss in the periods presented.

Geographic Information

Revenue by region, based on the address of the end user as specified in our subscription, license or service agreements, was as follows:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
The Americas	$ 610,996	$ 558,068	$ 500,512
Europe, Middle East and Africa	273,114	239,741	205,851
Asia Pacific	115,295	102,212	92,347
Revenue	$ 999,405	$ 900,021	$ 798,710

Customers located in the United States accounted for 53%, 54% and 55% of revenue in 2025, 2024 and 2023, respectively. No other country accounted for 10% or more of revenue in the periods presented.

Our property and equipment, net by geographic area is summarized as follows:

(in thousands)	December 31,			
	2025		2024	
United States	$	26,494	$	33,101
International		13,568		6,164
Property and equipment, net	$	40,062	$	39,265

14. Benefit Plans

We maintain a defined contribution 401(k) plan for our U.S. employees, where company-matched contributions are fully vested. Additional contributory plans are in effect internationally, including in France, Ireland and the U.K. Contribution expense for such plans was $10.1 million, $9.8 million and $10.3 million in 2025, 2024 and 2023, respectively.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Co-Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our Co-Chief Executive Officer and Chief Financial Officer have concluded that at December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in this Annual Report on Form 10-K was (a) reported within the time periods specified by SEC rules and regulations and (b) communicated to our management, including our Co-Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding any required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that our internal control over financial reporting was effective at December 31, 2025.

Our independent registered public accounting firm, Ernst & Young LLP (PCAOB ID: 42), has issued an audit report with respect to our internal control over financial reporting as of December 31, 2025, which is included in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the three months ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Internal Controls

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. Our management, including our Co-Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud.

Item 9B.   **Other Information**

None.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

None.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

Executive Officers and Directors

The information required by this item will be contained in our definitive proxy statement to be filed with the SEC in connection with our 2026 annual meeting of stockholders, or the Proxy Statement, which is expected to be filed not later than 120 days after the end of our fiscal year ended December 31, 2025, under the captions "Information Regarding the Board of Directors and Corporate Governance," "Election of Directors" and "Executive Officers" and is incorporated in this Annual Report on Form 10-K by reference.

Code of Ethics

Our Code of Business Conduct and Ethics applies to all officers, directors and employees, and is available on our website at https://investors.tenable.com. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

Insider Trading Policy

The information required by this item will be set forth in the Proxy Statement under the caption "Insider Trading Policy" and is incorporated herein by reference. A copy of our Insider Trading Policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on February 21, 2025 and is incorporated by reference in Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11.   Executive Compensation

The information required by this item will be set forth in the Proxy Statement under the captions "Executive Compensation" and "Director Compensation" and is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be set forth in the Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance under Equity Compensation Plans" and is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions and Director Independence

The information required by this item will be set forth in the Proxy Statement under the captions "Transactions with Related Persons and Indemnification" and "Independence of the Board of Directors" and is incorporated herein by reference.

Item 14.   Principal Accountant Fees and Services

The information required by this item will be set forth in the Proxy Statement under the caption "Ratification of Selection of Independent Registered Public Accounting Firm" and is incorporated herein by reference.

PART IV

Item 15. **Exhibits, Financial Statement Schedules**

(a)(1) Financial Statements

See the Index to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules

SCHEDULE II
SUPPLEMENTARY CONSOLIDATED FINANCIAL STATEMENT SCHEDULE
VALUATION AND QUALIFYING ACCOUNTS

(in thousands)	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions[1]	Balance at End of Year
Allowance for Doubtful Accounts				
Year Ended December 31, 2025	$ 525	$ 586	$ (455)	$ 656
Year Ended December 31, 2024	470	545	(490)	525
Year Ended December 31, 2023	1,400	593	(1,523)	470

[1] Consists of recoveries and write-offs of uncollectible accounts.

All other schedules have been omitted because they are not required, not applicable, or the required information is included in the financial statements or the notes to the financial statements.

(a)(3) Exhibits

The following is a list of Exhibits filed as part of this Annual Report on Form 10-K:

Exhibit Number	Description	Location
3.1	Amended and Restated Certificate of Incorporation of Tenable Holdings, Inc.	Previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-38600) on July 30, 2018
3.2	Second Amended and Restated Bylaws of Tenable Holdings, Inc.	Previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-38600) on November 15, 2023
4.1	Common Stock Certificate of Tenable Holdings, Inc.	Previously filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 333-226002) on July 16, 2018
4.2	Description of Common Stock of Tenable Holdings, Inc.	Previously filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K (File No. 001-38600) on February 28, 2020
10.1+	2016 Stock Incentive Plan and Irish Supplement and Forms of Option Grant Notice and Agreement and Exercise Notice and Form of Restricted Stock Grant Notice and Agreement thereunder, as amended to date	Previously filed as Exhibit 10.1 to the Company's Registration Statement on Form S-8 (File No. 333-226347) on July 26, 2018

10.2+	2012 Stock Incentive Plan and Form of Notice of Stock Option Grant and Form of Stock Option Agreement and Notice of Exercise and Common Stock Purchase Agreement thereunder, as amended to date	Previously filed as Exhibit 10.2 to the Company's Registration Statement on Form S-8 (File No. 333-226347) on July 26, 2018
10.3+	2018 Equity Incentive Plan and Forms of Stock Option Grant Notice and Agreement and Restricted Stock Unit Grant Notice and Agreement thereunder	Previously filed as Exhibit 10.4 to the Company's Registration Statement on Form S-8 (File No. 333-226347) on July 26, 2018
10.4	Form of Performance Restricted Stock Unit Grant Notice and Agreement	Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38600) filed on February 28, 2022
10.5+	2018 Employee Stock Purchase Plan	Previously filed as Exhibit 10.5 to the Company's Registration Statement on Form S-8 (File No. 333-226347) on July 26, 2018
10.6+	Form of Indemnification Agreement by and between Tenable Holdings, Inc. and each of its directors and executive officers	Previously filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-226002) on July 16, 2018
10.7+	Amended and Restated Employment Agreement, dated as of February 20, 2019, by and between Tenable, Inc. and Amit Yoran	Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38600) on February 22, 2019
10.8+	Amendment No. 1 to Amended and Restated Employment Agreement, dated August 5, 2025, by and between Tenable, Inc. and Stephen A. Vintz	Previously filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-38600) on August 8, 2025
10.9+	Amendment No. 1 to Employment Agreement, dated August 5, 2025, by and between Tenable, Inc. and Mark Thurmond	Previously filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 001-38600) on August 8, 2025
10.10+	Employment Agreement, dated August 19, 2025, by and between Tenable, Inc. and Matthew Brown	Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-38600) on August 21, 2025
10.11#	Distribution Agreement, dated as of September 10, 2012, by and between Tenable Network Security, Inc. and Ingram Micro, Inc.	Previously filed as Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File No. 333-226002) on July 16, 2018
10.12	Credit Agreement, dated as of July 7, 2021, by and among Tenable, Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent.	Previously filed as Exhibit 10.2 to the Company's Form 10-Q (File No. 001-38600) on August 2, 2021
10.13+	Form of Restricted Stock Unit Grant Notice and Agreement under the 2018 Equity Incentive Plan	Previously filed as Exhibit 10.2 to the Company's Form 10-Q (File No. 001-38600) on August 2, 2023
10.14+	Form of Restricted Stock Unit Grant Notice and Agreement under the 2018 Equity Incentive Plan	Previously filed as Exhibit 10.1 to the Company's Form 10-Q (File No. 001-38600) on November 9, 2023
10.15	Amendment No. 1 to Credit Agreement, dated as of June 1, 2023, by and among Tenable, Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent.	Previously filed as Exhibit 10.1 to the Company's Form 10-Q (File No. 001-38600) on August 2, 2023
10.16+	Non-Employee Director Compensation Policy	Previously filed as Exhibit 10.1 to the Company's Form 10-Q (File No. 001-38600) on August 8, 2025
10.17+	Amended and Restated Employment Agreement, dated as of February 20, 2019, by and between Tenable, Inc. and Stephen A. Vintz	Previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-38600) on February 22, 2019

10.18+	Employment Agreement, dated as of January 1, 2020, by and between Tenable, Inc. and Mark Thurmond	Previously filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K (File No. 001-38600) on February 24, 2023
19.1	Tenable Holdings, Inc. Insider Trading Policy	Previously filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K (File No. 001-38600) on February 21, 2025
21.1	Subsidiaries of Tenable Holdings, Inc.	Filed herewith
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm	Filed herewith
24.1	Power of Attorney	Filed herewith
31.1	Certification of the Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of the Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1*	Certification of the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
97.1	Incentive Compensation Recoupment Policy	Previously filed as Exhibit 97.1 to the Company's Annual Report on Form 10-K (File No. 001-38600) on February 28, 2024
101.SCH	Inline XBRL Taxonomy Extension Schema Document	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101.SCH, 101.CAL, 101.DEF, 101.LAB and 101.PRE)	

(*)   This certification is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

(+)   Indicates management contract or compensatory plan.

(#)   Confidential treatment has been granted as to certain portions, indicated by asterisks, which portions have been omitted and filed separately with the Securities and Exchange Commission.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TENABLE HOLDINGS, INC.

Date: February 27, 2026   By: /s/ Matthew Brown

                                                  Matthew Brown

                                                  Chief Financial Officer

                                                  (Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen A. Vintz, Matthew Brown and J. Barron Anschutz, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Annual Report on Form 10-K of Tenable Holdings, Inc., and any or all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to

the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Stephen A. Vintz Stephen A. Vintz	Co-Chief Executive Officer and Director *(Principal Executive Officer)*	February 27, 2026
/s/ Mark C. Thurmond Mark C. Thurmond	Co-Chief Executive Officer and Director	February 27, 2026
/s/ Matthew Brown Matthew Brown	Chief Financial Officer *(Principal Financial Officer)*	February 27, 2026
/s/ J. Barron Anschutz J. Barron Anschutz	Chief Accounting Officer *(Principal Accounting Officer)*	February 27, 2026
/s/ Arthur W. Coviello, Jr. Arthur W. Coviello, Jr.	Chairman of the Board	February 27, 2026
/s/ Linda Zecher Higgins Linda Zecher Higgins	Director	February 27, 2026
/s/ Niloofar Razi Howe Niloofar Razi Howe	Director	February 27, 2026
/s/ John C. Huffard, Jr. John C. Huffard, Jr.	Director	February 27, 2026
/s/ Margaret Keane Margaret Keane	Director	February 27, 2026
/s/ A. Brooke Seawell A. Brooke Seawell	Director	February 27, 2026
/s/ George Alexander Tosheff George Alexander Tosheff	Director	February 27, 2026
/s/ Raymond Vicks, Jr. Raymond Vicks, Jr.	Director	February 27, 2026

Stock Performance Graph

We have presented below the cumulative total return to our stockholders between December 31, 2020 through December 31, 2025 in comparison to the Standard & Poor's, or the S&P, 500 Index and the Nasdaq Computer Index. All values assume a $100 initial investment, and data for the S&P 500 Index and Nasdaq Computer Index assume reinvestment of dividends. The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our common stock.



Comparison of Cumulative Total Return

Company/Index	Dec 31, 2020[1]	Dec 31, 2021	Dec 31, 2022	Dec 31, 2023	Dec 31, 2024	Dec 31, 2025
Tenable Holdings, Inc.	$ 100.00	$ 105.38	$ 73.00	$ 88.14	$ 75.35	$ 45.02
S&P 500 Index	100.00	126.89	102.22	126.99	156.59	182.25
NASDAQ Computer Index	100.00	137.86	88.54	147.39	200.98	258.44

_____
(1)   Base period

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Corporate executives

Stephen A. Vintz
Co-Chief Executive Officer

Mark Thurmond
Co-Chief Executive Officer

Matthew Brown
Chief Financial Officer

Bridgett Paradise
Chief People and Culture Officer

Michelle VonderHaar
Chief Legal Officer and
Corporate Secretary

Board of directors

Stephen A. Vintz
Co-Chief Executive Officer

Mark Thurmond
Co-Chief Executive Officer

Arthur W. Coviello, Jr.
Chairman of the Board of Directors
Managing Partner, Syn Ventures

Linda Zecher Higgins
Chief Executive Officer,
Cyber Knowledge Partners

Niloofar Razi Howe
President, The Stratham Group

John C. Huffard, Jr.
Co-Founder, Tenable

Margaret Keane
Former Chief Executive Officer,
Synchrony Financial

A. Brooke Seawell
Venture Partner,
New Enterprise Associates

George Alexander Tosheff
Venture Partner, Syn Ventures

Raymond Vicks, Jr.
Certified Public Accountant

Corporate information

Common Stock Listing
Listed: Nasdaq Global Select Market
Symbol: TENB

Annual Meeting
Wednesday, May 13, 2026
at 1:00 p.m. local time

Registrar and Transfer Agent
Fidelity Stock Transfer Solutions LLC
245 Summer Street
Boston, Massachusetts 02205
T: (833) 500-1037

Legal Counsel
Cooley LLP
3175 Hanover Street
Palo Alto, California 94304

**Independent Registered
Public Accounting Firm**
Ernst & Young LLP
1201 Wills Street, Suite 310
Baltimore, Maryland 21231

Investor Relations
investors@tenable.com

